PART I of FORM C/A

X Form C/A:	Offering Statement
Nature of the Amendment:	Updates to business discussion.
Name of Issuer	The Best is Yet to Come Brewing, Inc.
Form	C/A
Jurisdiction of Incorporation/Organization:	Delaware
Date of Organization	4/21/2025
Physical address of issuer:	58 N. Chicago St., 2nd Floor, Chicago, IL 60432
Website of issuer	https://maga-beer.com/
Is there a co-issuer?	Yes _X_ No__
Name of co-issuer	The Best is Yet to Come Brewing Regulation CF SPV-1, LLC
Name of intermediary through which the offering will be conducted:	Dealmaker Securities LLC
CIK number of intermediary:	0001872856
SEC file number of intermediary:	008-70756
CRD number, if applicable, of intermediary:	315324
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	The Issuer will pay DealMaker Securities LLC an 8.5% cash commission fee based on the dollar amount of Securities sold in the Offering. There is also a one-time $17,500 fee and $4,000 monthly fee payable to DealMaker Securities and/or its affiliates..
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	None.
Type of security offered:	Non-Voting Common Stock
Target number of securities to be offered:	5,394
Price (or method for determining price):	$4.50 per share
Target Offering Amount	$25,001.19
Oversubscriptions accepted:	Yes

If Yes, describe how oversubscriptions will be allocated:	At the discretion of the company
Maximum offering amount (if different from target offering amount):	$4,999,996.98
Deadline to reach the target offering amount:	February 10, 2027
Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.	
Current number of employees:	0

	As of the most recent fiscal year end	**As of the prior fiscal year-end**
Total Assets:	$58,610.83	0
Cash & Cash Equivalents:	$6.83	0
Accounts Receivable:	$58,604.00	0
Short-term Debt:	$911,668.29	0
Long-term Debt:	$126,800.00	0
Revenues/Sales	$58,604.00	0
Cost of Goods Sold:	$105,815.55	0
Taxes Paid:	0	0
Net Income:	$-1,072,345.61	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	**Alabama**	**AL**	X	**Montana**	**MT**	X	**District of Columbia**	**DC**
X	**Alaska**	**AK**	X	**Nebraska**	**NE**	X	**Puerto Rico**	**PR**
X	**Arizona**	**AZ**	X	**Nevada**	**NV**			
X	**Arkansas**	**AR**	X	**New Hampshire**	**NH**		**Alberta**	**A0**
X	**California**	**CA**	X	**New Jersey**	**NJ**		**British Columbia**	**A1**
X	**Colorado**	**CO**	X	**New Mexico**	**NM**		**Manitoba**	**A2**
X	**Connecticut**	**CT**	X	**New York**	**NY**		**New Brunswick**	**A3**
X	**Delaware**	**DE**	X	**North Carolina**	**NC**		**Newfoundland**	**A4**
X	**Florida**	**FL**	X	**North Dakota**	**ND**		**Nova Scotia**	**A5**

X	Georgia	GA	X	Ohio	OH		Ontario	A6
X	Hawaii	HI	X	Oklahoma	OK		Prince Edward Island	A7
X	Idaho	ID	X	Oregon	OR		Quebec	A8
X	Illinois	IL	X	Pennsylvania	PA		Saskatchewan	A9
X	Indiana	IN	X	Rhode Island	RI		Yukon	B0
X	Iowa	IA	X	South Carolina	SC		Canada (Federal Level)	Z4
X	Kansas	KS	X	South Dakota	SD			
X	Kentucky	KY	X	Tennessee	TN			
X	Louisiana	LA	X	Texas	TX			
X	Maine	ME	X	Utah	UT			
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:

☐ None

☒ Same as the jurisdictions in which the issuer intends to offer the securities.

PART II

OFFERING MEMORANDUM DATED AUGUST 13, 2026

The Best Is Yet To Come Brewing, Inc.
58 N. Chicago St., 2nd Floor
Chicago, IL 60432
Magabeer.us

SPV Interests Representing
Up to $4,999,996.98 of Non-Voting Common Stock

Minimum Investment Amount: $250

The Best Is Yet To Come Brewing, Inc. ("MAGA Beer", "the Company," "we," or "us"), is offering up to $4,999,996.98 worth of Non-Voting Common Stock at a price of $4.50 per share. The investment will be made through The Best Is Yet To Come Brewing Regulation CF SPV-1, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). The minimum target amount under this Regulation CF offering is $25,001.19 (the "Target Amount"). The Company must reach its Target Amount of $25,001.19 by February 10, 2027, the end date of the offering. Unless the Company raises at least the Target Amount of $25,001.19 under the Regulation CF offering by February 10, 2027, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Each investor must invest a minimum of $250 (55 shares). Additionally, investors investing less than $1,000 will be required to pay a fee ("Investor Fee") to the Company to help offset transaction costs equal to 3.0% per investment. DealMaker Securities LLC will receive this fee as part of their cash commission. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $250 minimum securities purchase amount per investor, making the total minimum investment amount, inclusive of the investor fee, $257.50.

The minimum number of shares available in this offering is 5,394 Shares if all investors pay the Investor Processing Fee, and up to 5,555 if we only reach the Target Amount with no investors paying the Investor Processing Fee. If the maximum offering amount is raised, the number of shares issued will depend on the percentage of investors who invest less than $1,000 and thus need to pay the fee. The maximum possible shares issued (assuming no investors pay the Investor Fee) is 1,111,111. If every investor paid the Investor Fee, the number of shares issued would be of 1,078,748.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel

an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $17,500 advance setup fee and $4,000 monthly fee for marketing and platform services payable to DealMaker Securities LLC and/or its affiliates.

BONUS SHARES PERKS

After subscribing for the full price for the purchased securities, certain investors in this Offering are eligible to receive additional shares of Non-Voting Common Stock equal to an amount that is 5% to 12% of the number of shares purchased for no additional consideration paid based on the amount of their investment ("Bonus Shares"). Those investors not eligible for the maximum value of Bonus Shares will experience additional dilution compared to investors receiving the maximum amount of Bonus Shares.

Fractional shares will not be distributed and share bonuses will be determined by rounding up to the nearest whole share.

<u>Volume-Based Perks</u>

Perks based on investment value, including company branded merchandise and experiences, are set out below:

Tier	**Investment Value**	**Bonus Shares**	**Company Perk**
Founding Investor	$250+	2%	• Share certificate • Online 10% discount code for beer • Early access to brand updates, product drops, and investor news
Constitutional Investor	$500+	4%	• All Founding Investor Perks • MAGA Beer Founder Hat and Founder Tee • Signed "Founding Investor" letter from MAGA Beer leadership
Patriot Investor	$1,000+	5%	• All Constitutional Investor Perks • MAGA Beer Patriot Investor merchandize package • 20% one-time online discount code for MAGA Beer Merch • Quarterly investor updates from leadership

Leadership Investor	$5,000+	8%	• All Patriot Investor Perks • MAGA Beer Leadership Investor merchandize package • Private investor call with MAGA Beer leadership • Framed share certificate • Priority access to future investor opportunities
1776 Investor	$10,000+	10%	• All Leadership Investor Perks • Founding Investor recognition • Lifetime 20% online discount code for MAGA Beer Merch
Founding 1776 Investor	$25,000+	12%	• All 1776 Investor Perks • VIP invitation to a private MAGA Beer investor event or dinner • Quarterly 1:1 business update call with leadership • Permanent Founding Investor recognition

Please note, multiple investments in the Offering may be aggregated to qualify for a higher volume-based perk level. Perks will be issued to the named investor at the address and email provided during the investor's subscription, and are non-transferable.

We are of the opinion that these perks do not alter the sales price or cost basis of the securities in this offering. Instead, the perks are a "thank you" to investors that help us achieve our mission, with the value provided being a best estimate by the company. However, it is recommended that investors consult with a tax professional to fully understand any tax implications of receiving any perks before investing.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares or the Non-Equity Perks, and will not receive any compensation related to the Bonus Shares or Non-Equity Perks.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

The Best Is Yet To Come Brewing, Inc. is a C Corporation incorporated on April 22, 2025, under the laws of Delaware, with our principal offices located at 58, N. Chicago Street, 2nd Floor, Joliet, Illinois. We are an early-stage beverage company formed to develop, market and distribute branded beer and related beverage products under the MAGA BEER name and related marks. Our initial commercial focus is our flagship MAGA BEER product, a premium American-style light lager/pilsner designed for mainstream drinkability, broad consumer appeal and common beer-consumption occasions. Management intends to position MAGA BEER as a premium patriotic American beer brand that combines an accessible beer profile with distinctive packaging and Americana-oriented lifestyle branding.

The SPV, The Best Is Yet To Come Brewing Regulation CF SPV-1, LLC was recently organized and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities. Investments in this offering will be made through The Best Is Yet To Come Brewing Regulation CF SPV-1, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

Our strategy is based on building a brand-led beverage business rather than a vertically integrated brewing company. We do not currently intend to own or operate brewing facilities. Instead, we expect to engage contract brewing and packaging partners, licensed distributors, logistics providers and third-party compliance infrastructure to support our launch and expansion. Management believes this asset-light structure may allow us to reduce fixed overhead, limit capital expenditures and access specialized beverage-industry expertise while we test markets, evaluate consumer demand and seek to scale production and distribution.

Our initial product strategy is to focus on the flagship MAGA BEER lager as our core product and primary volume driver before committing substantial resources to additional products. Over time, and subject to consumer demand, distributor and retailer feedback, production capacity, regulatory approvals and available capital, we may evaluate additional package formats, draft offerings, limited-edition or seasonal packaging, non-alcoholic beer, additional beer styles or other beverage and brand extensions. We have completed limited initial commercial production runs and have generated product for retail sales, sampling, distributor discussions and market testing. Florida is our initial active market, supported by our relationship with Greenlight Distribution and early retail activity.

We expect to distribute our products primarily through the traditional U.S. three-tier alcohol distribution system, under which suppliers generally sell to licensed wholesalers or distributors, who in turn sell to licensed retailers, including bars, restaurants, grocery stores, convenience stores, liquor stores and other authorized accounts. Our initial distribution activity has focused on Florida, and we expect to evaluate expansion into additional markets based on working capital, production capacity, distributor readiness, retailer interest, regulatory feasibility, logistics and account-level performance. We also expect to use third-party sales, route-to-market and distribution-support resources to assist with distributor relationships, retail presentations, account targeting, market prioritization and account-level follow-up.

Our business plan is supported by an assembled team of beverage, brand-development, sales, distribution, finance, marketing, media and advisory professionals. Richard Davies Slainte Brands International, has experience in the liquor, hospitality, brand-development, supply-chain, distribution and premium drinks sectors. Johnny Fratto, our Co- Founder CEO and a director, brings experience in media, brand development, entertainment, political engagement and grassroots relationships. In addition, we expect to rely on personnel and services provided through Sláinte Brands International LLC, InterContinental Beverage Capital, Inc. and other outside advisors, consultants and vendors. Management believes this combination of internal leadership and outsourced beverage-industry expertise may help us pursue market entry and expansion without building a large fixed-cost infrastructure at the outset.

Our marketing and communications strategy is expected to focus on building brand awareness, supporting consumer trial, assisting distributor and retailer execution and encouraging repeat purchases. Expected marketing activities may include social media, compliant digital advertising, public relations, earned media, retail activation, point-of-sale materials, event marketing, influencer or ambassador activity, merchandise, sales collateral, and legally compliant email, SMS, e-commerce or retail-fulfillment support where applicable. Management intends to focus messaging on product quality, premium packaging, American pride, freedom, community, celebration, hard work, nostalgia and lifestyle occasions, while avoiding any implication of formal political endorsement, campaign affiliation, sponsorship or approval unless such relationship is formally documented and legally reviewed.

Because the MAGA BEER name and related brand identity are central to our business plan, our intellectual property strategy is an important part of our commercial strategy. We have filed or acquired rights in several federal trademark applications relating to the MAGA BEER brand and related marks, and we intend to seek to establish, protect and commercially exploit the brand's trademarks, trade names, slogans, packaging designs, domain names, social-media identifiers and other brand assets. Management believes that a disciplined brand-protection strategy may help preserve the value of the MAGA BEER identity, support packaging and merchandise opportunities, strengthen distributor and retailer confidence and protect our ability to use the brand as it pursues market expansion.

Importantly, the Company owns the trademark MAGA BEER, which allows the Company to distinguish its brand in the marketplace. We believe the MAGA BEER trademark is an exceptionally rare and powerful brand asset that offers built-in awareness, cultural gravity, and loyalty potential. Most consumer beverage startups face steep brand-building costs and time horizons; MAGA BEER bypasses these entirely. Now launched, the brand enters the market with a name that is already the subject of widespread media, consumer, and cultural conversation.
This pre-existing recognition provides:

- A built-in consumer base of tens of millions of pro-America consumers
- Viral media potential
- Brand memorability and emotional resonance
- Natural positioning in patriotic and values-driven retail environments

This combination of visibility and cultural specificity makes MAGA BEER uniquely suited for rapid trial and loyalty conversion.

Product Strategy

Our initial flagship product, MAGA BEER, is a premium American-style light lager/pilsner brewed from all-American ingredients. It is designed to be clean, crisp, refreshing and highly drinkable. We selected a light lager/pilsner profile because management believes it provides the best foundation for high-volume social occasions, consumer familiarity, repeat purchases and broader market acceptance. The product is intended to fit typical beer-consumption occasions, including barbecues, sporting events, boating, concerts, tailgates, holidays, patriotic gatherings, retail take-home purchases, on-premise consumption and everyday social occasions.

Our initial packaging focus is canned beer in formats suitable for distributor and retail channels. Current and expected formats may include 12-ounce cans, 6-packs, 12-packs, 24-pack case formats and draft kegs for selected on-premise accounts, events and hospitality opportunities. Management may also evaluate limited-edition or promotional packaging tied to seasonal, patriotic or event-based campaigns. Management has identified a target retail price of approximately $19.99 for a 12-pack, subject to distributor, retailer, state, tax, freight, promotional and channel variations.

Our current product strategy is to focus on the flagship lager as our core product and primary volume driver before expanding the portfolio. Management may evaluate future product extensions, including a non-alcoholic or zero-

alcohol MAGA BEER product, a more flavor-forward beer style such as an IPA-style product, limited-edition packaging, seasonal releases or other brand extensions, including ready-to-drink products.

Current Commercial Status and Proof of Concept

We have completed initial commercial production runs of MAGA BEER and have generated product for retail sales, sampling, distributor discussions and market testing. Florida is our primary active market, supported by our relationship with Greenlight Distribution and early retail activity.

Management reports that we have completed several limited commercial production runs and have supplied product to Greenlight Distribution in Florida to support our early market launch, sampling activity, retail placements and distributor discussions. Through April 2026, we had produced approximately 4,743 cases of MAGA BEER. Initial sales to Greenlight Distribution included two launch-period orders in late 2025 totaling approximately 3,000 cases, followed by an additional 467-case order in March 2026, with a further 735-case shipment pending for May 2026 which has been invoiced. For the reported periods, management has reported approximately $67,757 of net sales.

Production and Supply Chain

We do not currently intend to own or operate a brewery. Instead, we expect to produce MAGA BEER through an asset-light contract brewing model under which third-party brewing and packaging partners produce our products in accordance with approved product specifications. Management believes this model may allow us to avoid the significant capital costs and operating complexity associated with building and staffing a brewery, while focusing available resources on brand development, inventory, distribution, sales execution, marketing and working capital.

Reliable brewing, packaging and inventory availability are critical to our ability to support distributors, maintain retailer confidence and convert early consumer interest into repeat purchases. Our ability to expand beyond our initial market activity will depend in part on our ability to fund and schedule production runs in sufficient quantities to support existing and new accounts without creating excess inventory.

Until August 2026, ee have been party to a Beverage Co-Packing Agreement with Brew Hub under which we have authorized Brew Hub to produce and package MAGA BEER products at its Lakeland facility in accordance with approved formulas and packaging specifications. Brew Hub has since been acquired by GreatSouthern and has exited the business of producing and packaging alcohol products.

Accordingly, the Company is seeking a new party for production and packaging of its products. The Company has identified and begun discussions with two credible potential brewing and production partners capable of supporting the next phase of MAGA Beer's production requirements: Islamorada Brewery & Distillery and Wisconsin Brewing Company (WBC).

Islamorada Brewery & Distillery is an established Florida-based brewery and beverage producer with operating facilities in Islamorada and Fort Pierce. The company has an established track record producing and packaging its own portfolio of beers and provides MAGA Beer with a potential Florida-based production solution, strategically located within one of the Company's key initial markets. (Islamorada Brewery & Distillery)

WBC operates a dedicated contract-production facility in Verona, Wisconsin, offering brewing, blending, co-packing and canning capabilities. Its facility includes a canning line and tunnel pasteurization capability, supported by decades of brewing experience and an established history of producing beverages for third-party brands.

The Company believes that establishing relationships with multiple qualified production partners will provide increased manufacturing flexibility, additional production capacity and greater supply-chain resilience as MAGA Beer expands distribution into additional U.S. markets. The Company is evaluating both partners based on production capacity, quality assurance, economics, geographic efficiency and their ability to scale alongside anticipated demand.

We expect any production partner to produce MAGA BEER in accordance with approved product specifications and applicable quality standards. We intend to monitor product quality through batch review, production-partner quality procedures, packaging inspection, product sampling, shelf-life and stability monitoring where appropriate, and review of consumer, retailer and distributor feedback. Management considers product consistency important because repeat purchasing will depend in part on MAGA BEER delivering the expected clean, crisp and approachable lager profile.

When entering into agreements with contract brewing and packaging partners, those partners are expected to be responsible for regulatory compliance matters within the scope of its production activities, including applicable brewery permits, production records, sanitation procedures, quality-control systems and production-related federal and state requirements. We remain responsible for our own compliance obligations as brand owner, seller and marketer, including obligations relating to product claims, advertising, marketing, distribution practices, state registrations, vendor oversight and contractual compliance.

We also expect to rely on third-party suppliers for cans, cartons, packaging materials, ingredients, logistics, warehousing and other dry goods. We may evaluate additional production sources over time to support regional expansion, reduce freight costs, increase capacity and reduce reliance on a single facility. Any additional production source may require diligence, product testing, quality review, regulatory coordination, label or packaging review, minimum order commitments and transition costs.

Distribution and Sales Strategy

We intend to distribute our products primarily through the traditional U.S. three-tier alcohol distribution system, under which alcoholic beverage suppliers generally sell products to licensed wholesalers or distributors, who then sell to licensed retailers, including bars, restaurants, grocery stores, convenience stores, liquor stores and other authorized accounts. Because we expect to rely on independent distributors and retailers, we will not control all aspects of retail placement, final pricing, merchandising, account-level support or consumer presentation once product enters the distribution system.

Success in this system will depend in significant part on our ability to secure distributor attention and support within a competitive beverage portfolio. Distributors often carry numerous beer, alcohol beverage and emerging beverage brands, and may prioritize suppliers with greater sales history, higher volumes, broader product portfolios, stronger retailer demand, larger promotional budgets or more established account relationships. We therefore must compete not only for consumer demand, but also for distributor focus, retail execution, account follow-up, reorder activity and local market support.

Our ability to implement a broader distribution plan has been constrained by limited financial resources. Management believes additional working capital would have allowed us to produce larger and more consistent inventory runs, support broader distributor and retailer activity, fund additional point-of-sale materials and trade support where legally permitted, and pursue more active market-entry initiatives. Management believes that inventory limitations, including periods in which product was unavailable or sold out, slowed our ability to build on early Florida momentum.

Florida is our initial active market. We have entered into a distribution agreement with Green Light Distribution, under which Greenlight is appointed as the exclusive distributor and seller of MAGA BEER in the State of Florida. The agreement covers MAGA BEER and provides Greenlight with an option to add new products we may manufacture for distribution within the Florida territory. Under the agreement, Greenlight is required to use commercially reasonable efforts to market and promote MAGA BEER in Florida, maintain sufficient inventory to fill reasonably anticipated retailer orders, comply with commercially reasonable storage, packaging and quality-control standards established by us, and use commercially reasonable efforts to maintain a sales force sufficient to promote and sell the product in the territory. We are required to use commercially reasonable efforts to supply Greenlight with inventory sufficient to meet reasonably anticipated retailer demand and to prevent out-of-stock occurrences, subject to available supply. The agreement does not guarantee any minimum sales volume, retailer placement, reorder level, retail velocity or market penetration.

We expect to evaluate Greenlight and any other distributor relationships based on practical commercial metrics, including account openings, reorder frequency, depletions, retail sell-through, inventory movement, retailer feedback, responsiveness to sales initiatives and ability to support broader market expansion.

Our broader expansion strategy is expected to include selected additional markets, which may include Texas, Georgia, Tennessee, Midwest markets and other states where distributor demand, retailer interest, consumer alignment, logistics, regulatory feasibility and working capital justify expansion. The timing and scope of any new market launch will depend on our ability to fund production, maintain sufficient inventory, satisfy state regulatory requirements, secure distributor support, coordinate logistics and provide appropriate market-level sales and promotional support. We intend to prioritize active, results-oriented distribution relationships over passive distribution arrangements that do not produce meaningful account activity, product movement or reorder demand.

We expect to pursue both off-premise and on-premise opportunities. Off-premise efforts may include independent retailers, liquor stores, grocery accounts, convenience stores, regional chains and larger retail opportunities. On-premise efforts may include bars, restaurants, event venues, hospitality accounts and other accounts that management believes may be receptive to our brand positioning. Our ability to obtain and maintain these placements will depend on distributor execution, account-level economics, product availability, consumer demand, legal compliance and our ability to support retailers and distributors with appropriate sales materials and market support.

We expect to use third-party sales and route-to-market resources to support distributor relationships, retail presentations, account targeting, market prioritization, point-of-sale activity and account follow-up.

We have entered into an independent contractor agreement with Dominion Wine and Spirits, LLC, effective March 1, 2026, to support sales, distribution, account-development and channel-expansion activities. Under the agreement, Dominion is expected to assist us in promoting and soliciting listings, approvals, distribution, national accounts and orders for MAGA BEER and related products, and to assist in managing current and newly appointed distributors and control-state relationships. The agreement covers the United States, including the District of Columbia, and may include direct-to-retailer, direct-to-consumer, e-commerce, military and other non-traditional channels where agreed and secured by Dominion. Pursuant to the agreement, we pay Dominion a monthly retainer equal to $6000 during the period April 2026, through March 2027 for the first six states and an additional $500 for each state thereafter with a maximum cap of $10,000 per month and a 6% commission based on net FOB shipments. The agreement does not guarantee any distributor appointment, retailer listing, national account approval, order volume, channel availability, sales level or successful market expansion. Our ability to benefit from the Dominion relationship will depend on product availability, working capital, distributor and retailer demand, regulatory compliance, channel economics, Dominion’s performance and coordination with our other sales, distribution and advisory relationships.

We expect to support distributors and retailers with professional sales materials, point-of-sale materials, shelf talkers, case cards, signage, branded promotional items, account launch support, event or tasting support where legally permitted, social media support for approved retail placements, public relations support around market launches and selective trade spend or promotions where legally compliant and commercially justified. Due to current capital constraints, these promotional activities have been limited in scope. Our ability to compete with larger beverage companies that have substantially greater marketing and trade-support budgets will depend on available capital, disciplined market selection, efficient promotional spending and effective distributor and retailer execution.

Management expects to monitor distribution and sales execution using beverage-industry metrics, including distributor orders and reorders, depletions, retail sell-through, account openings, account retention, retail velocity, sampling conversion where applicable, market-by-market case volume, inventory movement and gross margin contribution by channel. Management intends to use these metrics to determine which states, distributors, accounts and channels warrant additional inventory, marketing support and working capital.

We may evaluate legally compliant e-commerce, online availability or retail-fulfillment programs through licensed retailers, fulfillment partners, compliance providers or technology platforms. We do not currently intend to sell or ship alcoholic beverages directly to consumers in violation of applicable law. Any such program would depend on applicable federal and state alcohol laws, licensed-party participation, age verification, tax compliance, shipping restrictions, platform requirements, inventory availability and channel economics.

Marketing, Public Relations and Communications Strategy

We intend to use a multi-channel marketing and communications strategy designed to build awareness of MAGA BEER, support consumer trial, assist distributor and retailer execution, and encourage repeat purchases. Our marketing activities may include social media, compliant digital advertising, public relations, earned media, retail activation, point-of-sale materials, event marketing, influencer or ambassador activity, merchandise, distributor and retailer sales collateral, email and SMS marketing where legally compliant and consent-based, and legally compliant e-commerce or retail-fulfillment support where applicable. The scope and timing of these activities will depend on available capital, inventory availability, distributor readiness, regulatory requirements, market priorities and our ability to measure commercial results.

Our messaging is expected to emphasize product quality, premium packaging, American pride, freedom, community, celebration, hard work, nostalgia and the lifestyle surrounding the MAGA BEER brand. Management expects the brand to be presented in connection with social and consumer occasions such as barbecues, tailgates, sporting events, patriotic holidays, concerts, local events and other social, hospitality and event-based occasions where beer is commonly served. Management intends to avoid implying any formal political endorsement, campaign affiliation, sponsorship or approval unless such relationship is formally documented and legally reviewed.

Management expects social media, digital communications, public relations and earned media to be important tools for communicating directly with legal-age consumers, highlighting product availability, supporting selected retail placements, publicizing market launches and telling our brand story. Because the MAGA BEER name may attract both favorable and unfavorable attention, we intend to manage public communications carefully and to focus our messaging on the product, premium beer positioning, patriotic lifestyle identity, consumer occasions and retail availability.

Retail and distributor support are expected to be central to our marketing strategy. We intend to support market launches and account-level activity through sales materials, point-of-sale materials, signage, branded promotional items, account launch support, social media support for approved retail placements, public relations support around selected market launches, and event or tasting support where legally permitted. These activities are intended to help distributors present the product, assist retailers in communicating the brand to consumers, and support sell-

through after initial placement. In Florida, we expect certain market-development activities to be coordinated with Greenlight under our distribution agreement, which contemplates that the parties will work together in good faith to develop an aspirational marketing plan and share mutually agreed costs for point-of-sale materials, incentives, samples and other marketing activities, subject to applicable alcohol beverage laws and available capital.

We may also use influencer, ambassador, personality-driven or merchandise-based activity as part of our marketing strategy. Any such activity is expected to be structured to comply with applicable alcohol advertising rules, platform requirements, disclosure obligations and contractual restrictions. Merchandise, including branded apparel, beverageware and promotional items, may be used to reinforce brand identity, support retail and event activations, and extend the MAGA BEER lifestyle positioning, although beer sales are expected to remain our primary commercial focus.

We expect to operate with a structured marketing calendar tied to product availability, market launches, distributor activity, key selling periods, patriotic holidays, retail placement announcements, event activations, social media content, public relations outreach, point-of-sale rollouts and selected promotional opportunities. Management intends to evaluate marketing performance using both brand-awareness indicators and commercial results, including distributor orders and reorders, depletions, retail sell-through, account openings, account retention, retail velocity, case volume, sampling results where applicable, event performance, social media growth and engagement, website traffic, consumer inquiries, earned media activity, email or SMS list growth where legally compliant, and gross margin contribution by channel.

Any investor-awareness communications relating to this Offering will be conducted separately from consumer product marketing and in compliance with applicable securities offering requirements. Product marketing materials are not intended to serve as investment materials, and investors should rely on this Memorandum and the other authorized offering materials when evaluating an investment in us.

Competition

The beer and broader beverage alcohol markets are highly competitive. We will compete with large domestic beer companies, international brewers, regional breweries, craft brewers, private-label brands, flavored malt beverages, hard seltzers, ready-to-drink cocktails, non-alcoholic beverages, spirits brands and other lifestyle beverage brands. Many of these competitors have substantially greater financial resources, production capacity, distributor relationships, retailer access, marketing budgets, regulatory infrastructure, brand recognition and operating history than we do.

We do not expect to compete initially on the basis of scale, pricing power or a broad product portfolio. Instead, management intends to compete by developing a differentiated, high-affinity brand identity, focusing on a premium mainstream lager profile, targeting selected launch markets and seeking to convert consumer recognition into repeat purchase. Management believes MAGA BEER’s patriotic and Americana-oriented positioning may provide a distinctive point of difference in a crowded category, although our ability to benefit from that positioning will depend on product quality, distributor support, retail execution, consumer acceptance and repeat purchasing behavior.

Our products will be sold primarily through the U.S. three-tier distribution system, which creates additional competitive challenges. Distributors often represent many beer and beverage brands and may prioritize larger, more established suppliers that offer higher volumes, broader portfolios, greater promotional support or stronger retailer demand. As a result, we must compete not only for consumer purchases, but also for distributor attention, sales focus, inventory support and market-level execution.

Competition also occurs at the retail and on-premise levels. In off-premise channels, we will compete for limited shelf space, cold-box placement, displays and retailer support. In bars, restaurants and venues, we will compete for

a limited number of tap handles, menu placements, event opportunities and promotional support. Larger competitors may have long-standing relationships with distributors, retailers and on-premise accounts, as well as greater ability to support pricing, promotions, category-management programs, advertising and trade marketing. We may be required to invest in point-of-sale materials, sampling where legally permitted, local market support, sales execution and other promotional activities to obtain and maintain account-level visibility.

Industry consolidation may also affect our competitive environment. Large beer, spirits and beverage companies have historically used acquisitions, strategic investments and distribution relationships to expand their portfolios, enter emerging categories, acquire high-growth brands and reach new consumer audiences. This activity may increase competitive pressure because larger companies can provide acquired or affiliated brands with greater production scale, supply-chain resources, distributor leverage, retailer access and marketing support. At the same time, management believes that strategic interest in differentiated beverage brands may be relevant to the long-term beverage market generally. There can be no assurance, however, that we will achieve sufficient scale, brand equity, revenue growth, profitability or strategic relevance to attract interest from any larger beverage company, strategic investor or acquirer.

Our competitive strategy will depend in part on disciplined market selection and focused execution. Management expects to prioritize markets and accounts where we believe the MAGA BEER brand may resonate with legal-age consumers and where distributor, retailer and event-based support can be developed in a cost-effective manner. However, we have limited sales history, limited capital and a developing sales infrastructure. There can be no assurance that its brand positioning, product profile, market strategy or promotional efforts will enable it to compete effectively against larger or better-capitalized beverage companies.

Intellectual Property and Trademark Matters

Our business strategy depends materially on its ability to establish, protect and commercially exploit the MAGA BEER brand and related trademarks, trade names, slogans, packaging designs, domain names, social-media identifiers and other brand assets. We have filed or acquired rights in several federal trademark applications relating to the MAGA BEER brand and related marks. These applications are at different stages of review/processing before the United States Patent and Trademark Office, or USPTO, and no assurance can be given that all of our pending applications will mature to registration or that, if registered, the marks will not be challenged by third parties.

MAGA BEER Trademark Application

Our principal trademark application is for the mark MAGA BEER. The application is owned by The Best Is Yet To Come Brewing, Inc. and was filed on February 14, 2025 on an intent-to-use basis. The application was published in the USPTO Trademark Official Gazette on January 27, 2026. The opposition period expired without any third party filing an opposition, and the USPTO issued a Notice of Allowance for the application on March 24, 2026.

The issuance of a Notice of Allowance does not itself constitute registration of the mark. In order for the MAGA BEER application to mature to registration, we must satisfy the USPTO's post-allowance requirements, including filing and obtaining acceptance of a Statement of Use demonstrating use of the mark in commerce for the identified goods. Trademark counsel has advised that we filed a Statement of Use and specimens of use in March 2026 and that the USPTO had received the Statement of Use on March 24, 2026. Trademark counsel has further advised that, based on then-current USPTO processing times, the Statement of Use was expected to be examined in or around late July or early August 2026, and that, if accepted, the application would be expected to mature to registration within approximately one to two months thereafter.

Trademark counsel has advised that it believes the Examining Attorney is likely to accept the Statement of Use, of which no assurance can be given. However, the USPTO may issue an Office action or otherwise raise questions

regarding the Statement of Use, the specimens, the identification of goods, the applicant's use of the mark, or other prosecution matters. If the USPTO issues an Office action, we would be required to respond within the applicable response period. If we do not timely satisfy the USPTO's requirements, the MAGA BEER application could be delayed or abandoned.

If the MAGA BEER mark registers, trademark counsel has advised that no further USPTO maintenance filing would be required until between the fifth and sixth anniversary of registration, at which time we would be required to submit evidence of continued use of the mark. Trademark counsel has also advised that registered marks remain subject to cancellation proceedings during the first five years after registration, and that after the first five years certain grounds for challenge, including likelihood of confusion with another mark, are generally limited. Accordingly, even if the MAGA BEER application matures to registration, our rights in the mark may remain subject to challenge.

Related Trademark Applications

In addition to our principal MAGA BEER application, we have filed or acquired rights in several related federal trademark applications intended to support its broader brand architecture, potential product extensions, merchandise and promotional activities. These applications include marks incorporating MAGA, MAGA BEER, PREMIUM MAGA BEER, 1776 PREMIUM MAGA BEER, ULTRA MAGA BEER and related formulations, and cover beer, certain other alcoholic beverage products and selected merchandise or promotional goods.

These related applications are at varying stages of review before the USPTO. Certain applications are subject to non-final Office actions, suspension pending disposition of other applications, opposition proceedings or other USPTO review. We may respond to outstanding Office actions, amend or narrow identifications of goods, pursue coexistence or settlement discussions, allow one or more applications to lapse or become abandoned, or file additional applications as its brand strategy develops. There can be no assurance that any related application will mature to registration, that any resulting registration will provide commercially meaningful protection, or that third parties will not oppose, challenge or seek to limit our rights in one or more of these marks.

We do not currently expect each related application to be equally material to its business. Our near-term brand strategy is principally focused on the MAGA BEER mark for beer. However, the inability to obtain or maintain protection for related marks could limit our flexibility to expand its product offerings, develop merchandise or promotional channels, protect brand extensions, or prevent third-party use of similar marks.

ULTRA MAGA BEER Application and Opposition

We also own rights in the ULTRA MAGA BEER application, which was assigned to the Company from Joseph Guettler and that an opposition proceeding remains pending.

Because the ULTRA MAGA BEER application is subject to opposition, we may incur legal expense and management distraction in prosecuting or resolving the proceeding. We may not prevail, may be required to amend, limit or abandon the application, or may enter into a settlement or coexistence arrangement that restricts use or registration of the mark. The outcome of the opposition may affect our ability to use ULTRA MAGA BEER or similar marks, although our principal near-term brand strategy is currently focused on MAGA BEER.

Limitations on Trademark Protection

We have not yet obtained a federal registration for the MAGA BEER mark based on the materials reviewed. Although the opposition period for the principal MAGA BEER application has expired without opposition and the USPTO has issued a Notice of Allowance, the mark will not register unless our Statement of Use is accepted and all remaining

USPTO requirements are satisfied. Even if the mark registers, registration would not guarantee that we can prevent all third-party uses of similar marks, would not prevent third parties from challenging the registration, and would not eliminate the possibility of disputes involving likelihood of confusion, descriptiveness, political or ornamental use, scope of goods, priority, abandonment, non-use, fraud, or other trademark-law issues.

The Company's trademark portfolio remains subject to prosecution risk, opposition risk, cancellation risk, third-party enforcement risk, and business risk associated with the political and cultural meaning of the MAGA brand. If we are unable to obtain or maintain trademark protection for MAGA BEER or related marks, if we are required to rebrand or modify its packaging or marketing materials, or if third parties successfully challenge our rights, our business, brand recognition, marketing strategy, distribution relationships and investor value could be materially adversely affected. See "**Risk Factors**."

In addition to the matters described above, investors should carefully review the intellectual property and brand-protection risks described under "**Risk Factors**," including risks relating to our ability to obtain, maintain, enforce and protect trademarks, trade names, slogans, packaging designs, domain names, social-media identifiers and other brand assets; potential third-party challenges, oppositions or infringement claims; vendor-created creative materials; and our ability to secure clear ownership of, or sufficient rights to use, branding, packaging, website, marketing, merchandise and other creative assets. These risks and uncertainties could materially affect our brand strategy, product presentation, marketing activities, distribution relationships, market expansion and business prospects.

Government Regulation

The alcoholic beverage industry is subject to extensive federal, state and local laws and regulations. These laws regulate, among other matters, alcohol production, licensing, permitting, product formulation, labeling, advertising, marketing, pricing, trade practices, distribution, wholesaler and retailer relationships, excise taxes, recordkeeping, product recalls, age restrictions, sampling, sponsorships, promotions, direct-to-consumer activities and e-commerce. At the federal level, the Alcohol and Tobacco Tax and Trade Bureau, or TTB, regulates many aspects of alcohol production, labeling, advertising, permitting and excise taxation. The Food and Drug Administration, or FDA, also regulates certain food-safety matters applicable to alcoholic beverage products and facilities. At the state level, alcohol beverage activities are regulated by state agencies such as the Florida Division of Alcoholic Beverages and Tobacco, or DABT, the Texas Alcoholic Beverage Commission, or TABC, and similar agencies in other states in which we may seek to sell our products.

Our business is also subject to the U.S. "three-tier" alcohol distribution system. Although the specific rules vary by state, the three-tier system generally separates alcohol beverage industry participants into manufacturers or suppliers, wholesalers or distributors, and retailers. These laws may restrict our ability to sell directly to consumers, provide things of value to retailers, influence retail pricing, control merchandising, conduct promotions, terminate distributors, appoint replacement distributors or engage in certain forms of direct marketing, sampling, event activation or e-commerce. Our ability to enter and expand in particular markets will depend on compliance with applicable federal, state and local requirements, as well as the availability and performance of licensed distributors, retailers, fulfillment providers and other regulated parties.

We do not currently intend to own or operate a brewery. Instead, we expect to use a contract brewing and packaging model under which one or more third-party production partners brew, package and prepare our products for sale. A contract production partner generally must maintain applicable federal and state production qualifications, licenses, permits, records and reporting systems and must comply with applicable production, quality, sanitation, labeling, tax and removal requirements. However, we remain responsible for our own compliance obligations as a brand owner, supplier, seller, marketer and contracting party, including obligations relating to product claims,

advertising, marketing, distribution practices, product registrations, state approvals, consumer communications, vendor oversight and contractual compliance.

Our products must comply with applicable labeling and product-approval requirements. For malt beverage products sold in interstate commerce, TTB label approval may be required before the product is sold, and state product or brand registrations, label approvals or other filings may also be required. Texas, for example, generally requires TABC product registration following federal label approval. Other states may impose additional requirements relating to brand registration, label content, distributor appointments, territory designations, price posting, franchise laws, tax reporting, warehousing, logistics and retail sales. Any delay or failure in obtaining or maintaining required approvals, registrations or distributor arrangements could delay market entry, interrupt sales, require label or packaging changes, increase compliance costs or limit our ability to sell products in particular jurisdictions.

Our products are also subject to federal and state excise taxes and related reporting requirements. Beer excise taxes are generally calculated based on barrels or other volume measures and are typically triggered upon removal from the brewery or other taxable event. Under our contemplated contract brewing arrangements, the contract production partner may be responsible for initial federal excise tax reporting and payment on taxpaid removals, but those costs are expected to be passed through to us directly or indirectly through production pricing. We may also be responsible for state-level taxes, fees, registrations, reports or other charges depending on the structure of our distribution, licensing, warehousing, e-commerce and sales arrangements. Failure by us or our production, distribution, logistics or compliance partners to satisfy applicable tax, reporting or recordkeeping obligations could result in penalties, interest, product holds, loss of approvals, suspension of sales or other regulatory action.

We must comply with federal, state and local laws governing alcohol advertising, trade practices, tied-house restrictions, sponsorships, sampling, events, promotions, influencer marketing, merchandise, consumer communications and social media. These laws may restrict our ability to provide free goods, signage, services, payments, rebates, coupons, equipment, promotional items or other things of value to retailers, distributors, consumers, influencers, event organizers or other third parties. We must also avoid advertising or promotional activities that target minors, encourage irresponsible consumption, make improper health claims, misstate product characteristics or imply endorsements, affiliations or approvals that do not exist. Compliance with these rules may require review by legal counsel, compliance providers, distributors, retailers, e-commerce partners and state regulators before we launch market-specific promotions or campaigns.

If we pursue online sales, direct-to-consumer availability or e-commerce programs, those activities will be subject to complex and state-specific alcohol beverage laws. We do not intend to sell alcoholic beverages directly to consumers in violation of applicable law. Any online or direct-to-consumer program is expected to be structured through licensed retailers, distributors, fulfillment partners, technology providers or other legally authorized parties. The legality and availability of such programs may vary by state and may depend on licensing, age verification, tax collection, shipping restrictions, retailer participation, fulfillment structure, platform rules and applicable state alcohol laws.

Our use of third-party production partners does not eliminate product-quality or product-liability risk. Alcoholic beverage products may be subject to FDA food-safety requirements, TTB requirements, state requirements, recall obligations, contamination controls, packaging requirements, health-warning requirements and other consumer-protection laws. If our products are mislabeled, contaminated, adulterated, improperly packaged, incorrectly registered, shipped into unauthorized jurisdictions or otherwise noncompliant, we could be required to withdraw or recall products, revise labels or packaging, suspend sales, incur additional costs, face claims from consumers or commercial partners, or suffer reputational harm, even if the underlying issue originated with a third-party production, packaging, logistics or compliance provider. We remain responsible for our own compliance obligations as brand owner, supplier, seller and marketer, including formula compliance, labels, product registrations, TTB

filings, state approvals, advertising, distribution practices, intellectual-property rights, vendor oversight and other regulatory requirements applicable to the sale and distribution of our products.

We may also become subject to additional regulatory requirements if we develop or commercialize new product categories, including non-alcoholic beer, additional beer styles, flavored malt beverages, ready-to-drink products, merchandise, promotional products or other brand extensions. Different product categories may require different formulas, label approvals, product registrations, tax treatment, manufacturing processes, age-gating procedures, distribution arrangements, claims substantiation and state-by-state compliance analysis. We have not included ready-to-drink products in our current business plan, but any future product extension would require additional regulatory review before launch.

We may also face exposure under dram shop, liquor liability, social host or similar laws, particularly if we or our representatives participate in tastings, events, sampling, promotional activations or other activities involving service of alcohol to consumers. In Florida, liability for furnishing alcoholic beverages is limited by statute but may arise where a person willfully and unlawfully sells or furnishes alcohol to a person who is not of lawful drinking age or knowingly serves a person habitually addicted to alcohol. In Texas, liability may arise where alcohol is provided to a person who is obviously intoxicated to the extent that the person presents a clear danger to himself or others and the intoxication proximately causes damages. Although we expect to sell principally through licensed wholesalers, distributors and retailers rather than directly to consumers, we may still face claims, litigation costs, indemnity demands, insurance costs or reputational harm arising from alcohol-related incidents involving our products or brand.

Changes in alcohol beverage laws, regulatory interpretation, agency enforcement priorities, tax rates, licensing requirements, advertising standards, e-commerce rules, distributor franchise laws or state market-access requirements could materially increase our compliance costs, delay product launches, restrict marketing activities, impair distribution, reduce margins or limit our ability to operate in existing or target markets. Because we expect to operate through an asset-light model that relies on third-party production, distribution, logistics, sales-support, e-commerce and compliance providers, our regulatory compliance will depend not only on our own conduct but also on the performance and compliance of those third parties.

Employees

As of May, 2026, we did not have any full-time or part-time employees. We currently operate with a lean internal structure and rely on our officers, directors and personnel made available through consultants, advisors and other third-party service providers to support our business, operations, marketing, sales, finance, regulatory, production, distribution and administrative functions.

These outsourced resources include personnel and services provided through Sláinte Brands International LLC, InterContinental Beverage Capital, Inc. and other advisors, consultants and vendors described elsewhere in this Memorandum. This structure is consistent with our asset-light operating model, but also makes us dependent on the availability, performance and continued cooperation of our advisors, consultants and third-party service providers.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company does not lease any property. The company is currently without a headquarters while management works remotely.

Due Diligence

Due diligence by CrowdCheck, Inc.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Risks Related to the Company's Stage of Development and Financing

We have a limited operating history, which makes it difficult to evaluate our business and prospects.
We are an early-stage beverage company with a limited operating history, limited revenue history and limited evidence of sustained consumer demand, retail velocity, distributor performance or repeat purchasing behavior. Although we have commenced limited commercial activity, our business model remains subject to substantial execution risk, including risks relating to production, distribution, marketing, regulatory compliance, working capital, consumer adoption, retailer acceptance and our ability to manage outsourced service providers.

Because we have only recently commenced commercial operations, prospective investors have limited historical financial and operating information on which to evaluate our business, management, products, market acceptance, margins, cash requirements or prospects. Early sales, initial retail placements, publicity, distributor interest or consumer enthusiasm may not be indicative of sustainable demand or long-term commercial success. We may not be able to execute its business plan, achieve meaningful revenue, manage growth, control costs, raise additional capital or become profitable. If we are unable to do so, investors may lose all or a substantial portion of their investment.

The Company is dependent on the services of its management team, who all serve as contractors.
The success of the Company's near-term launch and growth strategy is heavily dependent on the efforts of several key personnel, including Joseph Messina, Stephen Horgan and Johnnie Blankenship. The Company believes that this key personnel provides the Company with experience and contacts in the beer and alcoholic beverage industry that will allow for the success of the Company. However, should the Company lose the service of any of its key personnel, its ability to execute its business plan could be significantly harmed.

The Company has entered into contracts with related parties that are critical to its operations.

Certain members of our management team simultaneously serve in management or ownership roles at third-party companies that provide services to us, including operational advisory. These relationships constitute related party transactions and give rise to potential conflicts of interest.

Because these individuals owe duties to us as well as to the companies with which we transact, there can be no assurance that the terms of such arrangements are, or will in the future be, negotiated on an arm's-length basis or are as favorable to us as terms we could obtain from unaffiliated third parties. These individuals may have financial incentives to cause us to enter into, renew, or expand arrangements with the affiliated service providers on terms that benefit those entities at our expense.

Although we intend to address conflicts of interest through our board approval processes and, where appropriate, the use of independent advisors or competitive bidding, we have not adopted a formal related party transaction policy and cannot guarantee that all conflicts will be identified, disclosed, or resolved in a manner that protects the interests of our investors. Our management's divided loyalties could result in decisions that are not in our best interests, which could adversely affect our business, results of operations, and financial condition.

Our business plan is unproven and may not be successful.
Our business plan depends on our ability to develop, market, distribute and sell MAGA BEER and related products in a highly competitive and highly regulated industry. We must successfully coordinate product quality, production, inventory, distributor relationships, retail and on-premise account execution, marketing, regulatory compliance, pricing, cash management and brand reputation. There can be no assurance that we will be able to accomplish these objectives, or that doing so will result in a profitable or scalable business.

Our plan also depends on assumptions regarding consumer demand, brand affinity, distributor performance, account placements, marketing efficiency, production availability, gross margins, geographic expansion and access to additional capital. These assumptions may prove incorrect. If our business plan is not successful, we may be forced to reduce operations, delay expansion, seek additional capital on unfavorable terms, sell assets, restructure or cease operations.

We will require additional financing and may not be able to obtain it on acceptable terms, or at all.
We expect to require significant capital to fund production, inventory, marketing, distribution support, regulatory compliance, personnel, contractors, legal expenses, working capital and expansion into additional markets. The proceeds of this Offering will not be sufficient to fully execute our business plan, particularly if the Offering is not fully subscribed, if costs exceed expectations, if sales develop more slowly than projected, or if we pursue broader marketing, production or geographic expansion than currently anticipated.

There can be no assurance that additional financing will be available when needed, in the amounts required or on terms acceptable to us. Future financing may involve the issuance of additional equity, debt, convertible securities or other instruments that dilute existing stockholders, impose restrictive covenants, require security interests, create repayment obligations or otherwise adversely affect investors in this Offering. If we are unable to obtain additional financing, it may be required to delay production, reduce marketing, limit distribution expansion, defer payments to vendors, renegotiate obligations, sell assets, materially alter its business plan or cease operations, any of which would negatively impact our financial performance and results of operations.

We may use the proceeds of the Offering in ways that differ from its current expectations.
We currently expect to use the proceeds of the Offering for working capital, inventory and production deposits, sales and distribution build-out, marketing and brand activation, regulatory compliance, administrative infrastructure and other startup and growth expenses. However, our actual use of proceeds may vary from its current expectations based on the amount raised, production timing, vendor requirements, regulatory needs, marketing opportunities, distributor requirements, cash burn, financing availability and other business conditions.

Management will have broad discretion in applying the proceeds of the Offering. Investors will be relying on management's judgment regarding the use of proceeds, and there can be no assurance that we will use the proceeds effectively or in a manner that increases the value of the Shares.

Risks Related to Brand Positioning and Market Acceptance

Our politically identified brand positioning may limit market acceptance and create reputational, distribution, advertising and consumer-demand risks.

Our initial product is being marketed under the MAGA BEER name and is intended to appeal, in significant part, to consumers who identify with the "Make America Great Again" movement, President Trump, patriotic themes and politically conservative cultural identity. While we believe this positioning may create meaningful brand awareness and consumer affinity within its target market, the same positioning may materially limit our broader market acceptance and expose us to risks that would not apply, or would apply to a lesser extent, to a more politically neutral consumer beverage brand.

The MAGA BEER brand identity may be viewed differently by different market participants. While management believes the brand may resonate strongly with certain consumers, its association with a widely recognized political phrase may also make the product less appealing to some consumers, retailers, restaurants, bars, distributors, advertisers, venues, event organizers, social media platforms, payment processors, strategic partners and other commercial counterparties. As a result, certain parties may choose not to purchase, carry, promote, distribute, advertise, finance or otherwise support our products. We may also receive unfavorable media coverage, social media criticism, organized opposition or other negative responses from persons or groups that object to the MAGA BEER name, the MAGA movement, President Trump or political messaging in consumer products generally. Any such reaction could reduce demand for our products, limit retail or on-premise placements, increase marketing costs, reduce distributor support or otherwise adversely affect our ability to execute our business plan.

Our brand value may also fluctuate based on political events, election cycles, public sentiment regarding President Trump or the MAGA movement, statements or actions by political figures, changes in consumer attitudes, or controversies unrelated to our products or operations. Because our initial strategy depends heavily on a politically identified brand name, a decline in enthusiasm among its target consumers, or increased resistance from consumers and commercial counterparties outside that target market, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Negative publicity, social media activity or reputational events could damage the MAGA BEER brand and reduce demand for our products.

Our success depends in significant part on its ability to build and maintain consumer confidence in the quality, safety, identity and reputation of the MAGA BEER brand. Negative publicity, whether or not warranted, could damage our brand image and reduce consumer, retailer, distributor, venue or partner support.

Negative publicity may arise from product quality issues, alleged contamination, recalls, regulatory inquiries, litigation, alcohol-related incidents, advertising or promotional practices, conduct by founders, officers, advisors, vendors, distributors, retailers, influencers, ambassadors or other business partners, or public reaction to the MAGA BEER name and related brand positioning. Negative commentary on social media, digital platforms or other media channels may spread quickly and may be inaccurate, incomplete or malicious. Because our brand identity is highly visible and culturally distinctive, reputational issues may be amplified more quickly than they would be for a less politically or culturally identified consumer product.

Any business incident, whether isolated or recurring, and whether originating with us or our or with a third-party production, distribution, marketing or retail partner, could erode consumer trust, reduce brand value, impair market acceptance, trigger boycotts or organized opposition, increase marketing costs, or cause distributors, retailers,

venues, service providers or other partners to reduce or discontinue support for our products, all of which could have a material adverse effect on our business.

Our marketing, public relations and brand-building efforts may be costly and may not generate sustained consumer demand.

Our business depends substantially on developing awareness and acceptance of the MAGA BEER brand among legal-age consumers, distributors, retailers, on-premise accounts and other market participants. We expect to invest in marketing, public relations, social media, events, point-of-sale materials, retail activation, influencer or ambassador activity, merchandise and other promotional activities, subject to available capital and applicable alcohol advertising and trade-practice laws.

These activities may be expensive, time-consuming and difficult to measure. They may also require management attention that could otherwise be devoted to production, distribution, finance, compliance and other operating matters. There can be no assurance that our marketing or public relations efforts will generate meaningful consumer trial, repeat purchases, retail sell-through, distributor reorders, account retention or profitable growth. If our marketing expenditures are ineffective, if consumer interest is driven primarily by novelty, or if we are unable to convert awareness into sustained demand, our business, financial condition and results of operations could be materially adversely affected.

Early sales or isolated account performance may not be indicative of broader market demand.

We may experience favorable sales activity in a limited number of accounts, including accounts whose customer base is especially receptive to our brand identity. For example, this Memorandum references sales activity at Seed to Table in Naples, Florida. Such isolated account performance may not be representative of broader market demand, future sales velocity, repeat purchasing behavior or our ability to obtain and maintain placements in other retail, on-premise or geographic channels.

A product that performs well in a politically aligned or unusually favorable venue may not achieve comparable performance in other accounts, markets or regions. Investors should not assume that sales in one account, one market or one state will translate into sustainable demand or successful expansion. If broader consumer acceptance does not develop, we may be unable to achieve our projected results.

We are highly dependent on a single core brand and initial product, and any decline in demand for that brand or product could materially harm us.

Our near-term business is substantially dependent on the success of MAGA BEER. Although we may develop additional products or extensions in the future, including possible ready-to-drink products, we currently depend principally on one brand identity and one initial beer product. This concentration increases our exposure to changes in consumer preferences, competitive responses, retailer acceptance, distributor enthusiasm, political sentiment, reputational events, product quality issues, pricing pressure and marketing effectiveness.

If MAGA BEER does not achieve or maintain market acceptance, if sales are driven primarily by novelty rather than repeat consumption, if retailers or distributors reduce support for the product, or if demand declines for any reason, we may not have other products, brands, channels or revenue streams sufficient to offset that decline. Our dependence on a single brand and initial product could therefore have a material adverse effect on our business, operating results and financial condition.

We may be unable to accurately forecast demand, manage inventory or align production with market demand.

Our ability to estimate demand is limited by our early stage of commercialization, limited sales history, developing distribution network and evolving market strategy. We may overestimate or underestimate demand for MAGA BEER in existing or new markets. If we underestimate demand, or if we are unable to secure sufficient brewing capacity,

packaging materials, inventory or logistics support, we may experience product shortages, missed sales opportunities, delayed shipments, loss of distributor or retailer confidence and reduced market momentum.

Conversely, if we overestimate demand, we may produce more inventory than we can sell on acceptable terms, resulting in increased storage costs, working capital pressure, obsolete packaging, product aging, promotional discounting or lower margins. Demand forecasting may become more difficult as we enter new states, add accounts, test additional channels, evaluate new package formats or consider future product extensions. Any failure to align production, inventory and market demand could materially adversely affect our business, financial condition and results of operations.

The beer and alcoholic beverage industries are highly competitive, and we may be unable to compete effectively.
We will compete in the beer and alcoholic beverage industries, which are highly competitive and include large multinational brewers, established domestic beer brands, regional breweries, craft breweries, private-label products, hard seltzers, ready-to-drink cocktails, spirits, wine, non-alcoholic beverages and other beverage alcohol alternatives. Many competitors have substantially greater financial, production, distribution, marketing, legal, regulatory, data analytics, retailer-relations and brand-management resources than we do.

Larger competitors may have long-standing relationships with wholesalers, retailers, bars, restaurants, venues and chain accounts, as well as greater ability to secure shelf space, tap handles, promotional support, favorable pricing, advertising access and distributor attention. Competitors may respond to our products through pricing, promotions, new product introductions, increased marketing spending, exclusive arrangements, retailer incentives or other actions that we may not be able to match. We may also compete with local breweries and niche brands that have established consumer followings in specific markets.

If we are unable to distinguish our products, maintain product quality, secure distribution, obtain retail placement, generate consumer demand or compete effectively on price, marketing and availability, our business, financial condition and results of operations could be materially adversely affected.

Future product extensions may not be successful and may divert capital and management attention from our flagship MAGA BEER product.
Our near-term product strategy is focused on our flagship MAGA BEER lager. Over time, we may evaluate additional product extensions, including non-alcoholic beer, additional beer styles, limited-edition packaging, seasonal releases or other brand extensions. Management has indicated that ready-to-drink products are not currently in development and are not included in current projections.

Any future product extension would involve additional formulation, product development, packaging design, regulatory review, label approvals, production planning, supplier relationships, distributor support, pricing analysis, marketing and working capital. New products may not be produced at acceptable cost or quality, may not obtain required approvals, may not receive distributor or retailer support, and may not achieve consumer acceptance. If we devote capital or management attention to product extensions that are delayed, unsuccessful or inconsistent with market demand, our business and financial condition could be materially adversely affected.

Risks Related to Regulation, Licensing and Alcohol Laws

We operate in a highly regulated industry, and our failure to obtain or maintain required licenses, permits, registrations, approvals and certificates could materially impair our business.
The production, labeling, marketing, sale and distribution of alcoholic beverages are subject to extensive federal, state and local regulation. Our business will depend on our ability, directly or through properly licensed third-party manufacturers, distributors, compliance service providers and other counterparties, to obtain and maintain all required licenses, permits, registrations, approvals, certificates and similar authorizations necessary to produce,

package, label, market, distribute and sell our products. These may include, among other things, federal permits, state alcohol beverage licenses or registrations, product registrations, distributor approvals, label approvals or exemptions, tax registrations and other approvals required in each jurisdiction in which our products are produced, stored, distributed or sold.

The process of obtaining and maintaining these authorizations may be costly, time-consuming and uncertain. Requirements vary materially from jurisdiction to jurisdiction and may change over time. We may be required to incur significant legal, regulatory, administrative, filing, renewal, reporting and compliance costs before we are able to sell products in a particular state or channel. Delays in obtaining required approvals, renewals or registrations could delay product launches, prevent sales in target markets, interrupt distribution relationships, increase operating costs or require us to modify our business plan.

If we, or any third party on which we rely, fails to obtain or maintain required regulatory authorizations, or fails to comply with applicable alcohol beverage laws and regulations, we could be subject to fines, penalties, product holds, product recalls, suspension or revocation of licenses or permits, denial of renewals, seizure of product, restrictions on future operations, adverse regulatory action, litigation, reputational harm or loss of access to key markets. Any of these events could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our ability to sell our products will depend on compliance with federal and state labeling, product approval and advertising requirements.

Alcohol beverage products are subject to detailed labeling and product approval requirements. Before products may be sold, we may be required to obtain certificates of label approval, exemptions or other label and product approvals from applicable regulatory authorities. Any change in product formulation, packaging, label design, claims, brand name, alcohol content, container size or other product characteristics may require additional review, approval or compliance analysis. There can be no assurance that approvals will be obtained on a timely basis, or at all.

Our advertising, packaging, social media content, influencer activity, point-of-sale materials, events and promotional campaigns will also be subject to federal and state alcohol advertising rules and other restrictions. Because our brand is politically identified and may attract unusual attention, our marketing and labeling may be subject to heightened scrutiny by regulators, advertising platforms, distributors, retailers, consumers or advocacy groups. If any label, advertisement, social media post, influencer campaign, event activation or promotional material is alleged to be false, misleading, improperly targeted, inadequately age-gated, noncompliant with alcohol advertising rules, or otherwise unlawful, we may be required to withdraw, revise or discontinue the material, delay sales, incur additional costs, or face regulatory or reputational consequences.

Any inability to obtain required label approvals, maintain compliant packaging, or conduct advertising and promotional activities in accordance with applicable law could materially limit our ability to introduce new products, expand into new markets, promote our brand, support distributors and retailers, and generate revenue.

State alcohol laws and the three-tier distribution system may limit our control over distribution, pricing, market expansion and retail execution.

The U.S. alcohol beverage industry is governed by a complex federal and state regulatory structure, including the three-tier distribution system in many jurisdictions. As a result, we generally may not have direct control over the sale of our products to retailers or consumers and may be required to rely on licensed wholesalers, distributors, brokers, retailers and other intermediaries. These intermediaries may control or significantly influence market access, account coverage, retail placement, pricing practices, promotional activity, delivery timing and product availability.

State alcohol laws vary substantially and may include product registration requirements, distributor appointment rules, franchise protections, restrictions on terminating or changing distributors, pricing and posting rules, limitations on direct-to-consumer sales, restrictions on samples or tastings, and limitations on supplier support to retailers or wholesalers. These requirements may make it more difficult or costly for us to enter new markets, replace underperforming distributors, maintain consistent pricing, conduct promotions, support retail accounts, or respond quickly to changing market conditions.

If we are unable to secure and maintain effective distribution relationships, or if our distributors fail to devote sufficient attention and resources to our products, our ability to generate sales and build market share may be materially impaired. In addition, distributor franchise laws or similar protections may make it difficult for us to terminate or replace a distributor even if the distributor performs poorly. Any such limitations could adversely affect our growth strategy, revenues, margins and prospects.

Alcohol trade practice laws may restrict our sales, marketing, promotional and retailer-support activities.

Federal and state alcohol laws impose significant restrictions on relationships among suppliers, wholesalers, distributors and retailers. These laws include, among other things, restrictions relating to tied-house arrangements, exclusive outlets, commercial bribery, consignment sales, inducements, retailer incentives, promotional allowances, advertising support, product returns, samples, displays, events and other forms of trade support. Activities that may be customary in other consumer products industries may be restricted, prohibited or subject to detailed exceptions in the alcohol beverage industry.

Our business plan contemplates brand activation, events, point-of-sale materials, retail support, influencer marketing, distributor engagement and other promotional activities. These activities must be structured carefully to comply with applicable trade practice laws. If we, our employees, consultants, brand ambassadors, distributors, retailers, marketing agencies or other representatives engage in impermissible trade practices, we could be subject to regulatory investigations, fines, penalties, license consequences, forced changes to our marketing practices, termination of commercial relationships, reputational harm or other adverse consequences.

Because we are an early-stage business with limited internal infrastructure, we may be especially dependent on third-party vendors, distributors, marketing firms and compliance consultants to execute these activities properly. Any failure by those parties to comply with applicable alcohol trade practice rules could adversely affect us, even if we did not intend to violate the law.

Compliance with alcohol tax, reporting and regulatory obligations may increase our costs and divert management resources.

Alcohol beverage companies are subject to excise taxes, reporting obligations, recordkeeping requirements, product registrations, license renewals, state-by-state filings and other ongoing compliance obligations. These obligations may be complex, costly and administratively burdensome, particularly for an early-stage company seeking to expand into multiple states. We may need to rely on specialized compliance providers, legal counsel, accountants, contract manufacturers, distributors and other third parties to support these obligations.

The costs of regulatory compliance may be higher than anticipated and may increase as we expand geographically, introduce new products, change labels or packaging, add distribution partners, or enter new channels. Failure to make required filings, pay required taxes, maintain accurate records, renew licenses, or satisfy reporting obligations could result in penalties, interest, delayed market entry, product holds, license consequences or other adverse regulatory actions. Even if we remain in compliance, the cost and management attention required to do so may reduce the funds available for production, marketing, distribution and growth.

Changes in alcohol laws, regulatory enforcement priorities or licensing requirements could adversely affect our business.

Alcohol beverage laws and regulations may change, and regulators may alter their interpretation or enforcement of existing requirements. Changes in federal, state or local laws, tax rates, product registration requirements, labeling rules, advertising standards, trade practice rules, direct-to-consumer restrictions, distributor franchise laws, container deposit laws, recycling requirements or other regulatory requirements could increase our costs, delay expansion, limit available sales channels, require changes to product labels or marketing materials, or otherwise adversely affect our business.

Because our strategy depends on scaling a politically identified alcohol beverage brand across multiple jurisdictions, changes in regulation or enforcement priorities could have a disproportionate effect on us. Any material regulatory change, adverse interpretation or enforcement action could materially adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Production, Distribution and Third-Party Dependence

We depend on third parties for critical aspects of our business, and any failure by those third parties to perform effectively could materially harm us.

We have limited internal infrastructure and expect to rely heavily on third parties for many functions that are critical to the development, production, marketing, sale and distribution of our products. These third parties may include contract brewers, co-packers, packaging suppliers, can printers, ingredient and dry-goods suppliers, warehouse and logistics providers, wholesalers, distributors, brokers, sales agencies, regulatory compliance consultants, marketing firms, public relations firms, social media consultants, brand ambassadors, professional advisers and other service providers. We do not own or operate our own brewing, packaging or distribution facilities and may not have the personnel, systems or operating history necessary to perform these functions internally if a third party fails to do so.

Our dependence on third parties creates substantial execution risk. If any material third-party provider fails to perform its obligations, performs inadequately, experiences capacity constraints, suffers financial distress, terminates or refuses to renew its relationship with us, prioritizes other customers, breaches applicable law, fails to maintain required licenses or approvals, produces nonconforming product, delays production or delivery, fails to meet quality standards, mishandles inventory, fails to execute sales or marketing programs, or otherwise fails to discharge its responsibilities effectively, our business could be materially disrupted.

In particular, problems with third-party production or packaging could result in product shortages, delayed shipments, inconsistent product quality, spoilage, contamination, recalls, regulatory issues, lost sales, loss of retailer or distributor confidence, increased costs and reputational harm. Problems with distributors, brokers or sales agencies could limit our ability to obtain retail placements, support on-premise or off-premise accounts, maintain product availability, generate reorders, expand into new states or achieve projected sales volumes. Problems with regulatory compliance consultants or other service providers could result in delayed approvals, missed filings, labeling or advertising violations, tax or reporting issues, penalties, product holds or other regulatory consequences.

We may have limited practical ability to control the day-to-day conduct of these third parties. In addition, replacing a material third-party provider may be difficult, costly and time-consuming, particularly in the highly regulated alcohol beverage industry, where production capacity, distributor relationships, product registrations, state approvals, account relationships and compliance infrastructure may not be readily transferable. Even if we have contractual rights against a third party, those rights may not provide an adequate remedy for lost sales, delayed market entry, reputational damage, regulatory consequences or lost business opportunities.

Any failure, delay, underperformance, misconduct or noncompliance by a material third-party provider could materially adversely affect our ability to produce, distribute, market and sell our products, execute our business plan, achieve projected results, maintain regulatory compliance and generate revenue.

We currently depend on third-party contract partners for production and packaging.
We do not have our own production facilities and are required to engage third-party contract partners for production and packaging for MAGA Beer. Contract partners will be expected to product MAGA Beer in accordance with approved formulas and packaging specifications. Our ability to obtain finished product from contract partners depends on our ability to provide forecasts, submit firm orders, fund production deposits, purchase and deliver ingredients, cans, cartons and other packaging materials, coordinate logistics and pay final invoices before product is released.

It is typical for contract partner agreements to include minimum purchase, forecasting, advance payment, materials-procurement, storage, termination, insurance and indemnification obligations. If we do not satisfy these obligations, if the contract partner does not have available capacity, or if production, materials or quality issues arise, our ability to maintain inventory, support distributors and retailers, expand into additional markets and generate revenue could be materially impaired. If we overestimate demand, we may incur excess inventory, storage costs or working capital strain. If we underestimate demand or lack funds to schedule production, we may experience product shortages, delayed shipments, missed sales opportunities, loss of distributor or retailer confidence and reduced market momentum.

Contract partner agreements also contain indemnification, insurance, storage, termination and quality-control provisions. If a contract partner fails to perform as expected, if we fail to satisfy our obligations under an agreement, if production capacity is unavailable, if raw materials or packaging are delayed, if product quality issues arise, or if the relationship is terminated, our ability to produce, distribute and sell our products could be materially adversely affected.

Our Florida distribution agreement with Greenlight may limit our flexibility and may not result in successful Florida market development.
We have entered into a distribution agreement with Green Light Distribution, under which Greenlight is appointed as the exclusive distributor and seller of MAGA BEER in the State of Florida. Although management considers Florida to be our initial active market, the Greenlight agreement does not guarantee any minimum sales volume, retail placement, reorder level, retail velocity, market penetration or profitability. Greenlight is generally required to use commercially reasonable efforts to market and promote our products in Florida, maintain sufficient inventory to fill reasonably anticipated retailer orders and maintain a sales force sufficient to promote and sell the products, but failure to achieve sales targets or comply with the marketing plan is not a default if Greenlight uses commercially reasonable efforts.

The agreement also requires us to use commercially reasonable efforts to supply sufficient inventory to meet reasonably anticipated Florida retailer demand and to prevent out-of-stock occurrences, subject to available supply. If we are unable to maintain sufficient inventory, Greenlight may be unable to support retail demand, and we may lose sales momentum, retailer confidence or distributor enthusiasm. In addition, the agreement contemplates that mutually agreed marketing costs, including point-of-sale materials, incentives, samples and other marketing costs, will be shared equally by us and Greenlight. These costs may be greater than anticipated and may not generate corresponding sales.

If Greenlight does not perform as expected, if the relationship is terminated, if we are required to repurchase inventory or materials, or if Florida distributor restrictions limit our flexibility, our ability to develop the Florida market and execute our growth strategy could be materially adversely affected.

Our relationship with Park Street may not result in successful distribution, regulatory compliance, logistics support or market expansion.
We have entered into agreements with Park Street Imports, LLC and Park Street Software Solutions, LLC to support certain distribution, compliance, warehousing, logistics, order-processing, reporting and software functions. These

arrangements may be important to our ability to operate within the regulated alcohol beverage industry, but they do not guarantee that we will obtain required approvals, enter or succeed in any state, secure distributor or retailer support, achieve sales, maintain inventory availability or comply with all applicable regulatory requirements.

Our Park Street arrangements require us to bear distributor margins, software fees and various shipping, handling, warehousing, freight, tax, registration, administrative and other expenses. These costs may be greater than anticipated and may adversely affect our gross margins, working capital and cash flow. In addition, the Park Street agreements have automatic renewal and termination provisions that may limit our ability to discontinue the relationship immediately absent certain breaches. If Park Street fails to perform as expected, if we fail to provide accurate and timely information through Park Street's platform, if the relationship is terminated, or if the relationship does not support our commercial or regulatory needs, our ability to distribute products, enter new markets, manage compliance, process orders, maintain records or support growth could be materially adversely affected.

Distributors, retailers, bars, restaurants, venues or other accounts may reduce support for, or stop carrying, our products.

Our ability to generate revenue will depend on support from distributors, retailers, bars, restaurants, venues and other accounts. These parties are independent businesses and may decide at any time to reduce orders, decline reorders, discontinue carrying our products, reduce promotional support, limit shelf space or cold-box placement, decline tap handles, modify pricing or merchandising, or prioritize competing brands.

Such decisions may be based on sales velocity, profitability, product availability, consumer reaction, political sensitivity of the MAGA BEER brand, distributor recommendations, local demographics, retailer policies, venue policies, competitive products, pricing, margin requirements, account-level complaints, marketing support or other factors outside our control. The loss of meaningful distributor or account support, or failure to obtain reorders after initial placement, could materially impair our ability to build retail velocity, expand into additional markets, generate revenue and achieve our business plan.

Our contemplated reliance on Dominion Wines Sales Team and other sales and distribution professionals may not result in successful retail execution.

We expect to rely on Dominion, its principals, or other beverage sales and distribution professionals to support state-level distributor relationships, retail sales execution and on-premise and off-premise account development. There can be no assurance that any such relationship will be entered into on acceptable terms, continue for any particular period, or result in successful distributor engagement, account placements, retail velocity or sales growth.

Sales agencies and outside advisors may have other clients, limited time, competing priorities or performance limitations. They may not be able to secure distributor attention, chain account interest, independent retail placements, on-premise adoption or reorders at the level anticipated by us. If our outside sales resources fail to perform effectively, we may be unable to execute our launch plan or expansion strategy.

Our supply chain may be disrupted or may not scale as expected.

Our ability to sell our products depends on the timely availability of ingredients, cans, labels, packaging materials, brewing capacity, warehousing, transportation and logistics services. Shortages, delays, quality issues, supplier disputes, transportation constraints, labor shortages, inflation, fuel costs, tariffs, weather events, natural disasters or other disruptions could impair our ability to produce and deliver product on a timely and cost-effective basis.

As an early-stage company, we may have limited purchasing leverage, limited supplier redundancy and limited ability to absorb cost increases or delays. Any supply-chain disruption could result in delayed production, missed sales opportunities, increased costs, loss of retailer or distributor confidence, reputational harm and reduced revenue.

Product quality, safety, contamination, recalls or product liability claims could materially harm our business and reputation.

Our products are intended for human consumption and therefore expose us to product quality, product safety, contamination, recall and product liability risks. Although we expect to rely on third-party contract brewers, packaging providers, logistics providers and distributors, we may still be named in claims or suffer business, regulatory or reputational harm if any product is alleged to be contaminated, adulterated, mislabeled, improperly packaged, defective, unsafe or otherwise noncompliant.

Product-related issues may arise from ingredients, brewing, canning, packaging, storage, transportation, temperature control, sanitation, shelf life, incorrect alcohol content, labeling, foreign materials, spoilage or other matters. Any actual or alleged product defect could result in product recalls, product withdrawals, regulatory action, consumer claims, distributor or retailer claims, adverse publicity, loss of consumer confidence, insurance disputes and increased costs. We may not carry insurance sufficient to cover all product liability, recall, regulatory, reputational or consequential damages. Any material product quality issue, recall or product liability claim could materially adversely affect our business, financial condition, results of operations and prospects.

Under our distribution agreement with Greenlight Distribution, described elsewhere in this Memorandum, we may be required to repurchase recalled products from Greenlight at the price paid by Greenlight, plus shipping costs and other costs reasonably incurred by Greenlight in connection with the recall, and we may be solely responsible for recall expenses and costs in certain circumstances.

We may be unable to manage growth if our products achieve rapid initial demand.

If our products achieve rapid initial demand, we may be required to scale production, packaging, inventory management, logistics, regulatory compliance, distributor support, sales execution, marketing, customer service, accounting and financial controls more quickly than expected. Rapid growth can strain management, vendors, working capital, compliance systems and operating processes, particularly for an early-stage company with limited internal infrastructure.

We may be unable to produce enough product to satisfy demand, maintain consistent quality, fill orders on time, support new accounts, manage inventory, comply with state-by-state alcohol requirements, or maintain adequate financial and operational controls. Conversely, if we overestimate demand, we may incur excessive production, inventory, marketing and logistics costs. Either insufficient capacity or overexpansion could materially adversely affect our business, financial condition and results of operations.

Risks Related to Costs, Margins and Inflation

Increases in our production, distribution, marketing and operating costs could materially reduce margins and adversely affect our business.

Our business model is expected to be highly sensitive to the costs of producing, packaging, distributing, marketing and selling our products. As an early-stage beer company with limited operating history, limited purchasing leverage, no owned production facilities and a developing distribution network, we may be more vulnerable than larger competitors to increases in input costs, third-party service costs and market-support expenses.

Our costs may be affected by numerous factors, including the cost of contract brewing, ingredients, aluminum cans, labels, packaging materials, freight, fuel, warehousing, logistics, labor, regulatory compliance, insurance, legal services, marketing, public relations, social media campaigns, influencer arrangements, point-of-sale materials, retail promotions, distributor support, sales incentives and other trade spend. Inflation, supply-chain disruptions, shortages of packaging or ingredients, increased demand for brewing or co-packing capacity, transportation constraints, tariffs, regulatory changes, higher interest rates or general economic conditions could materially increase our cost structure.

We may not be able to offset increased costs by increasing the wholesale or retail prices of our products. The beer and alcoholic beverage markets are highly competitive, and consumers, retailers, distributors, bars, restaurants and other accounts may resist price increases, particularly for a new brand without a long operating history or established repeat-purchase base. In addition, distributors and retailers may require promotional allowances, discounts, incentives, merchandising support or other concessions that reduce our effective net price. If we raise prices, demand for our products may decline, retailers or distributors may reduce support for the brand, or competing products may become more attractive to consumers.

Because we are in an early stage of commercialization, even modest increases in production, distribution or marketing costs could materially affect our gross margins, cash flow and operating results. If our costs increase faster than our revenue, or if we are unable to achieve expected economies of scale, we may incur greater losses than anticipated, require additional financing sooner than expected, delay market expansion, reduce marketing activity, limit production, renegotiate vendor arrangements or otherwise modify our business plan. Any inability to manage costs or maintain adequate margins could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may need to spend substantial amounts on marketing, promotional support and trade spend without achieving corresponding sales.

Our business plan depends in part on marketing, public relations, digital content, events, point-of-sale materials, sampling, retail activation, distributor support and other promotional activities. These activities may require substantial expenditures before we have established reliable recurring revenue. We may also need to provide distributors and retailers with marketing support, displays, account-level programming, discounts, incentives or other trade support to obtain placements and reorders.

There can be no assurance that these expenditures will generate sufficient consumer demand, account placements, reorders or revenue to justify their cost. Marketing costs may be especially significant because we are launching a new brand in a competitive category and because advertising platforms, retailers, distributors or venues may restrict or reject politically identified alcohol marketing. If our marketing or trade-spend activities are inefficient or ineffective, we may experience increased losses, reduced cash runway and a need for additional financing.

Risks Related to Intellectual Property, Litigation and Reputation

Our business depends materially on our ability to obtain, maintain, protect and enforce rights in the MAGA BEER brand and related intellectual property, and we may be unable to do so.

Our business strategy depends materially on our ability to establish, protect and commercially exploit the MAGA BEER brand and related trademarks, trade names, logos, packaging designs, domain names, social-media identifiers and other brand assets. We have filed or acquired rights in several federal trademark applications relating to MAGA BEER and related marks, but we have not yet obtained federal registration for all marks that may be important to our business.

Our principal application for MAGA BEER has received a Notice of Allowance from the United States Patent and Trademark Office ("USPTO"). The USPTO notice states that no opposition was filed during the publication period. However, a Notice of Allowance is not a registration. The application will not mature to registration unless we satisfy the remaining USPTO requirements, including acceptance of a Statement of Use and specimens of use demonstrating use of the mark in commerce. If we are unable to satisfy the USPTO's requirements in a timely manner, registration of the MAGA BEER mark could be delayed or the application could be abandoned.

We are also pursuing federal trademark protection for additional marks that may support future brand extensions, product variations, merchandise and promotional activities. These related marks include variations on the MAGA

and MAGA BEER brand family. The prosecution of these applications remains ongoing, and we may receive or respond to USPTO Office actions, amend or narrow the goods covered by certain applications, allow certain applications to lapse, or determine not to pursue particular marks if management concludes that doing so is not commercially necessary or cost-effective. In addition, at least one related application, ULTRA MAGA BEER, is subject to an opposition proceeding. We may not obtain registrations for all related marks, and any opposition, Office action, suspension, settlement, abandonment or other limitation affecting these applications could reduce our flexibility to expand, protect or commercialize the broader MAGA BEER brand family.

Our rights in certain trademarks, logos, packaging designs, creative materials, domain names, social-media assets or other brand assets may depend on assignments, licenses, work-made-for-hire provisions or other contractual arrangements with founders, predecessor entities, consultants, agencies, designers, vendors or other third parties, and any defect in those rights could impair our ability to use, register, enforce or commercialize those assets.

Even if we obtain federal registrations for MAGA BEER or related marks, those registrations may not provide complete protection. Third parties may challenge, oppose, seek to cancel, or otherwise limit our trademark rights, including on grounds of prior rights, likelihood of confusion, descriptiveness, failure to function as a trademark, non-use, abandonment, fraud or other trademark-law theories. We may also be required to enforce our marks against third parties, which could be expensive, time-consuming and uncertain. Conversely, third parties may claim that our marks, packaging, advertising, merchandise, promotional materials or related brand assets infringe or otherwise violate their rights.

If we are unable to obtain, maintain or enforce meaningful trademark protection for MAGA BEER or related marks, if we are required to rebrand or modify our products, packaging, advertising or marketing materials, or if we become involved in material trademark disputes, our brand recognition, market positioning, distribution strategy, customer acquisition efforts and business prospects could be materially and adversely affected. Because our proposed brand identity is central to our business plan, any impairment of our rights in the MAGA BEER brand or related intellectual property could have a disproportionate adverse effect on us.

We may be exposed to claims or disputes arising from our politically identified brand.
Because our brand is politically identified, we may be more likely than a politically neutral beverage company to attract adverse publicity, consumer complaints, online criticism, activist activity, retailer concerns, disputes with commercial counterparties, intellectual-property claims, defamation claims, right-of-publicity claims, campaign-related allegations, regulatory complaints or other legal or reputational challenges.

Even claims that lack merit can be expensive, distracting and damaging to our reputation. We may be required to devote management time and financial resources to responding to complaints, disputes, litigation threats, social media controversies or other matters that do not directly relate to producing and selling our products. Any such matter could impair distributor or retailer relationships, reduce consumer demand, limit advertising access, delay expansion, increase legal costs or otherwise adversely affect our business.

Public statements by founders, advisors, influencers, political figures or other associated persons could adversely affect our reputation and business.
Our brand strategy may involve or be associated with founders, advisors, shareholders, influencers, media personalities, political figures, political supporters, brand ambassadors and other persons whose public statements, conduct or reputations may affect public perception of us. We may have limited ability to control statements made by such persons, including statements on social media, in interviews, at events, in political contexts or in connection with other business activities.

Any controversial, inaccurate, offensive, unlawful or otherwise damaging statement or conduct by a person associated, or perceived to be associated, with us could result in adverse publicity, consumer backlash, retailer or

distributor reluctance, loss of advertising access, termination of commercial relationships, regulatory scrutiny or litigation. Because our brand is culturally and politically identified, reputational events involving associated persons may have a greater impact on us than they would on a more conventional beverage brand.

Any such reputational harm could materially adversely affect consumer demand, market access, distributor and retailer relationships, financing opportunities and our overall business prospects.

We may be required to indemnify distributors for intellectual property claims relating to our brand, products, packaging or marketing materials.

Our distribution agreements may require us to indemnify distributors and related parties against claims arising from the trademarks, trade names, logos, packaging designs, advertising, promotional materials or other intellectual property used in connection with the manufacture, distribution, sale or advertising of our products. These indemnity obligations may apply even where the distributor's activities are undertaken in connection with the ordinary distribution and promotion of our products.

If a third party asserts that the MAGA BEER name, related marks, packaging, merchandise, advertising materials or other brand assets infringe, misappropriate or otherwise violate that party's rights, we may be required to defend and indemnify distributors against resulting claims, damages, liabilities, costs and expenses, including attorneys' fees. Any such claim, whether or not meritorious, could be expensive and distracting, could strain distributor relationships, could require us to modify or discontinue certain branding, packaging or marketing materials, and could materially adversely affect our business, financial condition, results of operations and prospects.

We may not have adequate insurance for all potential risks.

We may maintain insurance coverage for certain business risks, but there can be no assurance that our coverage will be adequate, available on commercially reasonable terms, or sufficient to cover all losses, claims or liabilities. We may face risks relating to product liability, recalls, contamination, intellectual property disputes, regulatory matters, advertising claims, event activities, cyber incidents, director and officer liability, employment matters, vendor disputes, transportation losses and other matters.

Certain risks may be excluded from coverage, subject to deductibles or limits, or too costly to insure. If we experience uninsured or underinsured losses, we may be required to use working capital or raise additional capital to address those losses. Any such event could materially adversely affect our business, financial condition and prospects.

Risks Related to Management, Advisors and Conflicts of Interest

We depend on key personnel, advisors and relationships, and the loss or reduced involvement of any of them could adversely affect our business.

Our business plan relies on individuals with experience in beverage sales, marketing, distribution, brand development, capital formation, political networking, media, public relations, compliance and early-stage company development.

We may not have employment agreements, non-competition agreements, non-solicitation agreements, key person insurance or other arrangements sufficient to ensure the continued involvement of these individuals. Certain key individuals may have other business, political, advisory, investment or personal commitments that limit the time and attention they devote to us. If any key person ceases to be involved with us, reduces his or her involvement, becomes unavailable, has a dispute with us, suffers reputational harm, or fails to perform as expected, we may lose important relationships, industry knowledge, investor confidence, distributor access, marketing opportunities or operating support.

The loss or reduced effectiveness of key personnel, advisors or relationships could materially adversely affect our ability to execute our business plan, raise capital, obtain distribution, manage vendors, develop products, promote our brand and generate revenue.

We have limited internal infrastructure and may depend heavily on outsourced management and operational support.

We currently operate with limited internal personnel and expect to rely substantially on outsourced management, operational, compliance, sales, marketing and administrative support. This structure may reduce fixed costs in the near term, but it also creates execution, oversight and continuity risks. We may not have sufficient internal systems, controls, personnel or management bandwidth to supervise all third-party providers effectively, maintain accurate financial and operational records, ensure regulatory compliance, support distributors and retailers, manage production and inventory, or execute a multi-state growth strategy.

If we do not develop adequate internal infrastructure as our business grows, we may experience operational failures, compliance issues, delayed reporting, poor vendor oversight, cash-management problems, missed commercial opportunities or other adverse consequences. Any such failure could materially impair our business.

We may have conflicts of interest and related-party relationships that could adversely affect investors.

We may enter into, or may already have entered into, arrangements with founders, directors, officers, significant stockholders, advisors, consultants or entities affiliated with them. These arrangements may include management services, consulting services, vendor arrangements, reimbursement obligations, equity grants, fees, expense reimbursements, strategic advisory roles or other transactions.

Certain of our consulting and advisory arrangements involve related parties or affiliates of directors, officers or key personnel. These arrangements may include management fees, advisory fees, expense reimbursements, equity awards or other compensation, and may create actual or potential conflicts of interest regarding pricing, approval, oversight, payment, enforcement, continuation or termination.

We may not have independent directors, formal conflict procedures or audit committee review processes comparable to those of more mature companies. As a result, related-party transactions may not be negotiated on terms as favorable to us as could have been obtained from unaffiliated third parties. Any failure to manage conflicts of interest appropriately could result in excessive costs, disputes, diversion of management attention, reputational harm, investor concerns or claims by stockholders or other parties. These matters could materially adversely affect us and the value of the Shares.

Certain advisors, consultants or high-profile supporters may not have binding obligations to us.

Our business plan and investor presentation may refer to advisors, consultants, shareholders, strategic relationships, beverage-industry professionals, political figures, media personalities or other high-profile persons. Some of these persons may not be our officers, directors or employees and may not have binding obligations to provide services to us for any specified period. Their involvement may be limited, informal, subject to other commitments, or dependent on separate agreements that may not yet be finalized.

Investors should not assume that any advisor, consultant, shareholder or high-profile supporter will devote substantial time to us, guarantee commercial success, make introductions, endorse our products, provide capital, or remain associated with us. If the actual involvement of any advisor, consultant, shareholder or high-profile supporter is more limited than investors expect, we could suffer reputational harm, investor dissatisfaction or commercial disruption.

Management's outside activities may limit the time and attention devoted to us.

Certain members of management, founders, directors, advisors and consultants may have other business, investment, political, advisory, personal or professional activities. These activities may compete for time and attention and could create conflicts of interest or reduce the availability of key individuals to us. If any key individual is unable or unwilling to devote sufficient time to us, our ability to execute our business plan, manage vendors, raise capital, support distributors, respond to market developments or address regulatory issues may be impaired.

Risks Related to the Offering and the Shares

There is no public market for the Shares, and investors may be unable to sell their Shares.
The Shares have not been registered under the Securities Act or any state securities laws and are being offered in a private placement. There is no public market for the Shares, and no public market is expected to develop. Investors should be prepared to hold the Shares indefinitely and should not purchase Shares unless they can bear the risk of losing their entire investment and have no need for liquidity.

The Shares may not be transferred unless they are registered under applicable securities laws or an exemption from registration is available. Transfers may also be restricted by our certificate of incorporation, bylaws, subscription agreement or other governing documents. Even if we are successful, investors may not be able to sell their Shares, obtain information necessary to support a resale exemption, or realize any return unless we complete a liquidity event, redemption, sale, merger, public offering or other transaction, none of which can be assured.

The Offering price and valuation were determined by us and may not reflect our actual value.
The purchase price for the Shares and the valuation implied by the Offering were determined by us and may not bear any relationship to our assets, book value, revenue, earnings, cash flow, operating history, market comparables or any other objective measure of value. We are an early-stage business with limited operating history, and our valuation is necessarily speculative.

Investors may pay a price for the Shares that substantially exceeds the value that could be realized in a sale, liquidation, subsequent financing or other transaction. Future investors may purchase securities at a lower valuation or on terms more favorable than those offered in this Offering. If we do not achieve our business plan, or if future financing is completed at a lower valuation, investors in this Offering may experience significant dilution or loss of value.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.
The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

The Company is undertaking a concurrent offering pursuant to Regulation D at different terms.
In addition to this Offering under Regulation Crowdfunding, the Company is seeking to raise capital from investors through a concurrent offering under Regulation D. The offering under Regulation D includes a larger minimum investment requirement, and a lower pre-money valuation than that offered here. As a result, if the Company receives significant investment pursuant to the Regulation D offering, investors in the Regulation Crowdfunding offering will experience additional dilution of their investment.

Investors will experience dilution if we issue additional securities.
We may issue additional shares of Common Stock, preferred stock, options, warrants, convertible securities, restricted stock, equity awards or other rights to acquire equity in the future. Such issuances may occur in connection with financings, compensation arrangements, advisory agreements, vendor relationships, acquisitions, strategic relationships or other transactions. Any such issuance could dilute the ownership percentage, voting power and economic interest of investors in this Offering.

Future securities may also have rights, preferences or privileges senior to or more favorable than the rights of the Shares, including liquidation preferences, anti-dilution protection, dividends, redemption rights, voting rights or other protective provisions. Any future issuance of securities could materially adversely affect the value of the Shares.

Outstanding convertible securities may result in substantial dilution to investors in this Offering and may have rights or economic terms that are more favorable than the Shares offered hereby.

We have issued convertible promissory notes and a Simple Agreement for Future Equity, or SAFE, that may convert into shares of our capital stock in future financing, liquidity or other events. The number of shares issuable upon conversion of these instruments cannot be determined at this time and will depend on, among other things, our capitalization, the terms of any future equity financing, the applicable conversion price, and the valuation caps and discount mechanics contained in the instruments.

Our outstanding convertible notes are non-interest-bearing and generally convert upon our next qualifying equity financing at a conversion price equal to the lower of the price paid by investors in that financing and a price based on a $20,000,000 valuation cap. We have also issued a SAFE that provides for conversion upon a future equity financing at a price based on the lower of an 80% discount to the financing price and a price based on a $10,000,000 post-money valuation cap. As a result, holders of these instruments may receive shares at an effective price per share that is lower than the price paid by investors in this Offering, which would dilute the ownership percentage and economic interest of investors in this Offering.

In addition, securities issued upon conversion of the SAFE may be shares of preferred stock with rights, preferences and privileges that are senior to or otherwise more favorable than the rights of our common stock. These rights may include liquidation preferences, dividend rights, conversion rights, anti-dilution protections, protective provisions or other rights negotiated in connection with a future equity financing. The issuance of any such preferred stock could adversely affect the rights, preferences, value and relative priority of the Shares offered hereby.

If a liquidity event occurs before conversion, the holders of the convertible notes may be entitled to elect repayment of principal or conversion into capital stock based on the valuation cap, and the SAFE holder may be entitled to receive a cash-out amount or conversion-based consideration, subject to the terms of the SAFE. These rights could reduce the amount of consideration available to holders of common stock in a sale, merger, liquidation or similar transaction.

The convertible notes start maturing in February 2027 unless earlier converted. If the notes are not converted before maturity and the requisite holders demand repayment, we may be required to repay the outstanding principal amount of the notes. We may not have sufficient cash available to make such payment when due, and any failure to pay could result in an event of default. Any default, repayment obligation, conversion, or issuance of securities upon conversion could materially and adversely affect our financial condition, capitalization and the value of the Shares offered hereby.

Investors will be minority stockholders and will have limited ability to influence our decisions.

Investors in this Offering are expected to be minority stockholders and will have limited ability to influence our management, strategy, financing decisions, related-party transactions, compensation arrangements, issuance of additional securities, sale of assets, merger, dissolution or other corporate actions. Existing founders, officers, directors and significant stockholders may be able to exercise substantial influence over us.

The interests of management, founders and other significant stockholders may differ from the interests of investors in this Offering. Investors should not purchase Shares unless they are willing to rely primarily on management and the Board of Directors to operate us and make decisions affecting us and our stockholders.

We do not expect to pay dividends.

We do not expect to pay dividends for the foreseeable future. Any available cash is expected to be used to fund operations, production, marketing, distribution, regulatory compliance, working capital and growth initiatives. The payment of dividends, if any, will be at the discretion of the Board of Directors and will depend on our financial condition, results of operations, capital requirements, contractual restrictions and other factors.

Investors should not purchase Shares with the expectation of receiving current income. Any return on investment, if one occurs, is expected to depend on appreciation in the value of the Shares and the occurrence of a future liquidity event, neither of which can be assured.

Our management and principal stockholders collectively own a substantial majority of our Voting Common Stock and have the ability to exercise control over the Company.

Our officers, our directors and principal stockholders currently own or exercise voting and investment control of approximately 60% of our outstanding shares of Voting Common Stock. These stockholders are able to exert significant influence on our management and affairs and all matters requiring stockholder approval, including:

- the composition of our Board and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;
- any determinations with respect to mergers or other business combinations;
- our acquisition or disposition of assets; and
- our corporate financing activities.

Furthermore, this concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders.

You can't easily resell the securities.

There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The forward-looking statements presented in this Memorandum are subject to a great deal of uncertainty.

Any statements in this Memorandum that are not historical facts, including any financial forecasts, are considered to be "forward-looking statements." These forward-looking statements are dependent upon various assumptions concerning the Company and are subject to the various risks set forth in this Memorandum. The financial forecasts contained were prepared by the Company but have not been reviewed by an independent accounting or financial firm. The Company believes the financial forecasts are a reasonable illustration of future results based on numerous assumptions, including, without limitation, costs of operations and revenue. For various reasons, there can be no assurance that actual events will correspond with these assumptions or that factors beyond the control of the Company will not affect these assumptions and therefore the illustrative values of the projections and financial forecasts. Therefore, there can be no assurance that the operating results of the Company will be as favorable as those forecasted.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in The Best Is Yet To Come Brewing Regulation CF SPV-1,LLC and with the money you pay, it will buy our convertible notes by becoming a member of The Best Is Yet To Come Brewing Regulation CF SPV-1, LLC. A condition to using an SPV is that the SPV pass on the same economic and governance rights that are set out in the convertible notes. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This

sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in ”Securities Being Offered”. The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

The Company does not currently have any officers or key persons directly employed by the Company. Each person is engaged through a contractual relationship. This table shows the principal people on the Company’s team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
John R. Fratto	Chief Executive Officer	Since April 2025	20
Directors:			
David Schaffel	Chairman of the Board	Since April 2025	
Richard Davies	Director	Since April 2025	
John R. Fratto	Director	Since April 2025	
Michelle Cuomo	Director	Since March 2026	
Joseph J. Messina	Director	Since March 2026	
Key Persons:			
Johnnie D. Blankenship	Financial Controller	Since April 2025	20
Dave Schaffel	Commercial Director	Since April 2025	20
Stephen F. Horgan	Beer Industry Advisor	Since March 2026	20
Dani Gil	Head of Brand and Marketing	Since March 2026	20
Michele Cuomo	Operations Director	Since March 2026	20
John Paul DeJoria	Board Advisor	Since March 2026	20

Johnny Fratto – CEO Director and Co-Founder
For more than 20 years, Johnny Fratto lived in Los Angeles, where he built a career producing unscripted television series for numerous networks. His business acumen extended beyond entertainment—he was the co-founder of Beverly Hills Choppers, a luxury motorcycle brand that gained international recognition, opening stores in the U.S. and Japan with a lineup of celebrity ambassadors.

Following the 2020 election, Johnny shifted his focus to politics, becoming a dedicated advocate for the MAGA movement. He moved his wife and two young sons to Naples, Florida, where he ran for U.S. Congress in Florida’s 26th district in 2024. A staunch Trump supporter and true MAGA warrior, Johnny has built strong relationships with key MAGA figures, earning the backing of Roger Stone, George Papadopoulos, and RFK Jr., among others. With their support, he plans to run for Congress again in 2026, further solidifying his role in the movement.

Now, Johnny is bringing his business, media, and political expertise to MAGA Beer, helping to build a brand that stands for American values, patriotism, and the fight for freedom. His deep connections within MAGA circles, media, and grassroots political movements make him an invaluable asset in ensuring MAGA Beer's nationwide success.

Dave Schaffel – Commercial Director and Co-Founder
Dave Schaffel is a veteran entrepreneur, IT expert, and respected political figure in Florida's Gulf Coast MAGA community. He holds a B.S. in Finance from the University of Florida and an M.S. in Operations Research and Statistics from the University of Miami. With four decades in the tech industry, Dave has specialized in big data, software development, business intelligence, and security.

He co-founded and served as Chief Information Officer of CoStar Group, where he developed the first widely accepted electronic commercial real estate MLS. Dave played a key role in growing the startup into a multibillion-dollar public company, managing over 150 tech professionals and overseeing major funding rounds that raised over $100 million.

Dave's experience also includes tech consulting for the U.S. Air Force at the Pentagon and over a decade of work on corporate procurement systems. After the 2020 election, he became a leading voice in election integrity efforts in Florida, using his tech expertise to advocate for legislative reforms. He ran for Collier County Supervisor of Elections in 2024 with endorsements from the local GOP and MAGA figures like Roger Stone and Mike Lindell.
Today, Dave serves on the Collier County Republican Executive Committee and brings his extensive executive, technology, and political expertise to his leadership position with MAGA beer. His experience in growing successful businesses from the ground up and his commitment to MAGA ideals are synonymous with the corporate objectives and vision.

Joseph J. Messina - Director
Joseph J. Messina is an entrepreneur with an extensive career in finance and capital formation strategies. Mr. Messina is President and a Founding Partner of InterContinental Beverage Capital, a global advisory firm focused specifically on emerging beverage and consumer brand companies, providing both operational and capital formation strategies.

His extensive experience includes advisory in operational and financial matters including publicly held companies where he successfully completed turnarounds, joint ventures, acquisitions, and capital restructurings. During the course of his business career, he has successfully participated in the direct investment of several companies including the acquisition of Mako Marine International, where he became the President and Chief Operating Officer. He helped lead the turnaround team for Mako leading to an initial public offering and eventual successful sale of the company.

Previously, Mr. Messina owned a member seat on the American Stock Exchange until its acquisition by the NYSE.
Mr. Messina has an extensive financial background in both the debt and equity markets. He was Chairman and CEO of Ameristar Capital Corporation, a lease financing and asset-based lender and Ameristar Group Incorporated, a corporate advisory and capital markets consulting firm. Additionally, he was a Co-Founder and President of Vendor Funding Co., Inc., which was an equipment leasing and asset based lender headquartered in New York. The company grew to a national presence through the offering of its innovative equipment manufacturer and dealer financing programs. Vendor Funding was subsequently acquired by First NH Banks headquartered in Manchester, New Hampshire. Shortly thereafter, First NH Banks was acquired by Bank of Ireland (Dublin) and Vendor Funding was operated as a subsidiary of Bank of Ireland First Holdings.

Mr. Messina graduated from State University of New York (Westchester) and attended Fordham University.

Johnnie D. Blankenship – Financial Controller
Johnnie D. Blankenship is the Chief Financial Officer of MAGA Beer and an Executive Vice President and Managing Partner of IBC. He is a seasoned beverage industry executive with an extensive track record of leadership at some of

the world's most iconic companies, including Coca-Cola Enterprises, The Coca-Cola Company, Miller Brewing Co., and Red Bull N.A., as well as multiple emerging beverage brands.

Throughout his career, Johnnie has successfully commercialized new brands, products, and packaging innovations. Recognized as best in-class, he is an award-winning general manager, organization design and development specialist, and a leading-edge strategist in customer management, route-to-market execution, and financial planning, budgeting, and forecasting.

He has built deep industry partnerships and negotiated numerous multiyear product distribution agreements with major players such as PepsiCo, MillerCoors, Blue Triton, Sysco, and Republic National Distribution Company. He also brings significant expertise in eCommerce sales, marketing, and consumer fulfillment strategies.

Prior to joining MAGA Beer, Blankenship served as COO and later CEO and board member of Hawaii Volcanic Beverages. Under his leadership, the company grew from a local Hawaiian brand into a major player in western U.S. markets, expanding into more than 6,000 outlets within two years while becoming the #1 premium category RTD water in Hawaii.

Earlier, as Head of Sales at APM Music (Universal/EMI), Johnnie demonstrated his adaptability by reversing negative market trends and driving revenue growth in a declining industry. He secured multiyear client partnerships with ESPN, NBCU, CBS, AMC, Viacom MTV, Omnicom, and other leading media and corporate clients.

At IBC and MAGA Beer, Johnnie focuses on overall business development, financial leadership, and expanding opportunities across the selected markets. Mr. Blankenship is a graduate of the University of Texas, Arlington, with a degree in Finance. He resides in the Santa Ynez Valley, California, and is an avid runner, hiker, and wine enthusiast.

Stephen F. Horgan – Beer Industry Advisor

Stephen F. Horgan is an Executive Vice President, Managing Director & Co-Founder of IBC. He is a senior executive and entrepreneur who has successfully built businesses domestically and internationally.

He served in executive positions for The Coca-Cola Company, Coors Brewing, and MillerCoors. Horgan was a CEO in the functional beverage industry, where he led debt restructuring, investment, and rebranding initiatives. His talents have most often started or transformed organizations, resulting in dramatic improvements in capability and performance. Horgan's vision and leadership are marked by highly developed business acumen with skills in strategy development, business planning implementation, distribution, customer management, franchise management, sales, and global retail.

His core expertise is CPG, food, beverage, distribution, global retailers, and franchising. He has worked and developed expertise with the largest domestic and international retailers, bottlers, brewers, and distribution companies. He has extensive experience in the U.S. and global markets, including Europe, South America, and Asia, where he has a record of success.

Before founding IBC, Mr. Horgan and his wife, Catherine, successfully launched Brand Aspirations, a consulting, advisement, and investment company focused on nurturing and advising early-stage companies. Earlier in his career, Mr. Horgan worked for the Atlantic Richfield Company in marketing and franchise management and was a labor negotiator with United Technologies.

Mr. Horgan graduated from the State University of New York at Oneonta with bachelor degrees in Business and Economics. He received his MBA from the University of Connecticut School of Business.

Mr. Horgan serves on the board of TQ Logistics. He is active in his community, alumni associations and served on the advisory board of Children's Miracle Network as well as numerous other industry advisory committees.
He is a current member of the University of Connecticut and the University of New York alumni associations, where he was inducted into its Alumni Hall of Distinction in its inaugural class.

Dani Gil – Head of Brand and Marketing
Dani Gil is the Founder and Creative Director of Riley & Thomas, an award-winning design and branding agency specializing in luxury beverage and lifestyle sectors. He has developed branding, packaging, and digital identity strategies for international drinks companies, helping position emerging brands as market leaders.

At MAGA Beer, Dani leads all creative development, brand storytelling, and digital marketing execution to ensure the brand connects emotionally with consumers and stands out in a competitive market.

Michele Cuomo – Operations Director
With over 35 years in beverage and consumer products, Michele has led operations, logistics, and compliance for major brands, including Cruzan Rum and Incubrands Spirits Group. Her expertise in accounting, compliance, and distribution ensures that MAGA Beer will have an efficient, well-managed supply chain from production to market.

John Paul DeJoria – Board Advisor
John Paul DeJoria is an iconic American entrepreneur and philanthropist, best known as the co-founder of John Paul Mitchell Systems and The Patrón Spirits Company — two globally recognized brands that redefined their industries and built enduring premium positioning worldwide.

With Patrón, JP helped pioneer the ultra-premium tequila category, transforming a niche spirit into a globally celebrated luxury brand. Under his leadership, Patrón achieved extraordinary international growth and was ultimately sold to Bacardi Limited in a landmark multibillion-dollar transaction - one of the most significant exits in modern spirits history.

His involvement with The Best Is Yet To Come Brewing Inc. (MAGA Beer) as both Board Advisor and Shareholder brings:

- Deep expertise in premium beverage scaling
- Global spirits industry credibility
- Strategic insight into capital formation and brand positioning
- Experience navigating rapid growth and acquisition

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The below table identifies the three largest holders of the Company shares as of July 10, 2026:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering(3)
Richard Davies	1,884,934 shares of Voting Common Stock	26.3%
Fratto Holdings, LLC(2)	1,425,044 shares of Voting Common Stock	19.9%
Schaffel Holdings, LLC(1)	1,425,044 shares of Voting Common Stock	19.9%

(1) Shares are beneficially owned by David Schaffel
(2) Shares are beneficially owned by John Fratto. Does not include 400,000 unvested restricted stock units.
(3) Based on 9,069,786 shares of Common Stock outstanding

The following table describes our capital structure as of July 10, 2026:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued	Available
Voting Common Stock	45,000,000	7,172,384	2,563,274(1)	35,264,342
Non-Voting Common Stock	5,000,000	0	--	5,000,000
Preferred Stock	1,000,000	0	--	1,000,000
Convertible Securities	**Principal Amount**	**Valuation Cap**	**Maturity Date**	**Discount Rate**
Convertible Promissory Notes (Issued between February 2026 and March 2026)	$400,000	$20,000,000	24 months from issuance	N/A
Simple Agreement for Future Equity (SAFE)	$500,000	$10,000,000	N/A	80%

(1) Includes shares reserved for issuance of shares underlying restricted stock units, and the conversion of the outstanding SAFE and Convertible promissory Notes.

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering Expense for a $5,000,000 Raise
Platform Fee	$ 2,125.00	$ 425,000.00
Inventory Production and Packaging	$ 10,000.00	$ 2,000,000.00
Marketing and Brand Development	$ 5,000.00	$ 1,000,000.00
Distribution Expansion	$ 2,500.00	$ 500,000.00
General Operating Expenses	$ 4,125.00	$ 825,000.00
Working Capital Reserve	$ 1,250.00	$ 250,000.00

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements for the period from inception to December 31, 2025 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Alice.CPA LLC. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. The following discussion also includes information based on our unaudited operating data for 2026 and is subject to change once we complete our fiscal year, prepare our financial statements and our accountant completes a financial audit or review of those statements.

Operating Results

During the fiscal year ended December 31, 2025, the Company sustained a net loss of $1,309,631 and had net cash used in operating activities of $474,898, with the difference primarily due to recording $891,823 in accounts payable.

The majority of our operating expenses related to advertising and marketing to raise awareness of the MAGA Beer brand, as well as professional services associated with initial formation and activities of the Company.

During 2025, we also generated $58,604 in revenue from the sales of our products. This amount was offset by cost of goods sold totaling $109,816. Cost of goods sold consists of all costs directly attributable to bringing the Company's products to a saleable condition and location, including product costs paid to contract manufacturers, raw materials, packaging, freight-in, federal and state excise taxes, and inbound shipping. As we increase production and order sizes, the Company will be able to achieve the benefits of scale.

Liquidity and Capital Resources

We have primarily financed our operations through the sale of unregistered promissory notes and SAFEs. As of December 31, 2025, our Company had cash on hand of $7 and accounts receivable of $58,604, which was all received during 2026. Against these current assets, the company recorded total liabilities of $1,193,137, with the majority consisting of $891,823 in accounts payable, consisting of obligations to vendors and service providers for goods and services received in the ordinary course of business. In addition, the Company has received loans from related parties in the amount of $299,800.

During 2026, the Company reached a settlement with a certain design studio engaged by the Company. The settlement requires payment of $75,000 by the Company.

Our capital requirements going forward will consist of financing our operations until we are able to reach a level of revenues and gross margins adequate to equal or exceed our ongoing operating expenses. This offering under Regulation Crowdfunding is important for the viability of the Company, but it is not our sole source of capital to fund operations. Concurrently with this offering, the Company is undertaking an offering of securities directed to accredited investors pursuant to Regulation D.

Plan of Operations and Milestones

The Company has completed several limited commercial production runs and have supplied product to Greenlight Distribution in Florida to support our early market launch, sampling activity, retail placements and distributor discussions. Initial sales to Greenlight Distribution included two launch-period orders in late 2025 totaling approximately 3,000 cases, followed by an additional 467-case order in March 2026, with a further 735-case

shipment in May 2026. As of the end of June 2026, the Company has generated approximately $67,757 in sales. The Company is currently preparing additional orders for shipment during July.

The Company intends to expand into selected additional markets, which may include Texas, Georgia, Tennessee, Midwest markets and other states where distributor demand, retailer interest, consumer alignment, logistics, regulatory feasibility and working capital justify expansion. The timing and scope of any new market launch will depend on our ability to fund production, maintain sufficient inventory, satisfy state regulatory requirements, secure distributor support, coordinate logistics and provide appropriate market-level sales and promotional support. We intend to prioritize active, results-oriented distribution relationships over passive distribution arrangements that do not produce meaningful account activity, product movement or reorder demand.

Indebtedness

During 2025, the Company received $126,800 (“Loan A”) and $173,000 (“Loan B”) from loans to the Company from related parties, made in November 2025 and April 2025, respectively. Proceeds from the loans were used towards our initial release, marketing, and general business expenses of the company. There is no interest rate associated with Loan A, and has been fully repaid as of July 2026. Loan B bears an interest rate of 3%, and is payable upon the company raising at least $1.5 million in an offering of the Company’s securities.

During February and March 2026, the Company also received $400,000 from the sale of convertible notes. The notes do not accrue any interest and mature on the date that is 24 months from the original issuance date. The notes automatically convert upon the Company raising $6.25 million in a subsequent equity financing and will convert based upon a valuation cap of $20 million.

Additionally, during February 2026, the Company received $500,000 from the sale of a SAFE note. The SAFE will automatically convert into a class of preferred stock or common stock of the Company if the Company raises funds in an offering of preferred stock or undertakes certain liquidity events, respectively. The SAFE will convert based upon either a valuation cap of $10 million, or at a discount rate of 80% compared to the value of the future preferred stock financing.

RELATED PARTY TRANSACTIONS

Sláinte Brands International LLC

We are party to a consulting agreement with Sláinte Brands International LLC, a Florida limited liability company controlled by Richard Davies, our Co-Founder and Director. Under the agreement, Sláinte provides broad outsourced operating and rollout support for MAGA BEER, including product-development support, regulatory and compliance coordination, brewing and distribution relationship support, vendor coordination, branding and packaging support, marketing strategy, sales and distribution support, financing assistance and related commercial rollout services.

Sláinte is entitled to a management fee of $5,000 per month, which increases to $25,000 per month if we raise and receive at least $500,000 in third-party financing, net of transaction and placement fees, on terms acceptable to the Board. We are also required to reimburse Sláinte for pre-approved reasonable and necessary expenses. The agreement continues through December 31, 2026 and thereafter renews indefinitely unless terminated in accordance with its terms.

Because Mr. Davies controls Sláinte and also serves as our Co-Founder and Director, the arrangement presents actual or potential conflicts of interest. These conflicts may include matters relating to the amount and timing of fees, expense reimbursement, allocation of Mr. Davies’ time, oversight of Sláinte’s performance, approval of related services and decisions regarding continuation, amendment or termination of the agreement.

During 2025, the Company received $126,800 ("Loan A") from a current director, Johnny Fratto, and $173,000 ("Loan B") from a former director, Brett Taylor, made in November 2025 and April 2025, respectively. Proceeds from the loans were used towards our initial release, marketing, and general business expenses of the company. There is no interest rate associated with Loan A, and has been repaid as of July 2026. Loan B bears an interest rate of 3%, and is payable upon the company raising at least $1.5 million in an offering of the Company's securities.

InterContinental Beverage Capital, Inc.

We are party to an advisory agreement with InterContinental Beverage Capital, Inc. ("IBC"), dated July 1, 2025, as amended effective October 1, 2025. IBC provides beverage-industry advisory, strategic planning, route-to-market, sales and distribution strategy, financial performance review, manufacturing and shipping guidance, organizational planning and related business advisory services. Joseph Messina, President of IBC, serves as one of our directors. Accordingly, the IBC arrangement is a related-party transaction. Under the agreement, IBC is entitled to a monthly advisory fee of $12,000, and the October 1, 2025 amendment provides for an additional $10,000 monthly fee for additional advisory services. IBC may also be entitled to reimbursement of certain reasonable out-of-pocket expenses and hourly fees for services outside the agreed scope.

Because Mr. Messina serves as both President of IBC and one of our directors, the arrangement may create actual or potential conflicts of interest, including with respect to the approval, oversight, amendment, continuation or termination of the agreement, the scope of services, payment of fees and reimbursement of expenses.

RECENT OFFERINGS OF SECURITIES

Prior to this offering, the Company has undertaken the following offerings of securities:

- During June and July 2025, the Company sold shares of its Common Stock in exchange for $175,000. The proceeds were used for general corporate purposes.
- During February 2026, the Company sold a SAFE note to an investor with the face amount of $500,000. The SAFE will convert into the equity securities of the Company upon certain triggering events. Proceeds from the sale of the SAFE are being used for general corporate purposes.
- During February and March 2026, the Company sold convertible notes in the amount of $400,000. The notes do not bear interest, and mature 24 months from the date of issuance. Proceeds from the sale of the convertible notes are being used for general corporate purposes.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects The Best Is Yet To Come Brewing, Inc.'s Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of up to 50,000,000 shares of common stock, of which 45,000,000 are Voting Common Stock and 5,000,000 are Non-Voting Common Stock. In addition, the Company has authorized up to 1,000,000 shares of Preferred Stock with rights and preferences that may be determined by the Board of Directors from time to time. As of July 10, 2026, there were 7,172,384 shares of Voting Common Stock, 0 shares of Non-Voting Common Stock, and 0 shares of Preferred Stock outstanding. For this offering, the Company is issuing Non-Voting Common Stock at $4.50 per share.

The Non-Voting Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Voting Common Stock; except that our Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law.

The investment will be made through The Best Is Yet To Come Brewing Regulation CF SPV-1, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

Crowdfunding SPV

The securities in this offering will be issued by both the Company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the Company. The Crowdfunding SPV will be the legal owner of the shares. Investors in this offering will own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, ownership and information rights in the shares as if they had invested directly with the Company.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The holders of our Non-Voting Common Stock are not entitled to vote on maters submitted to a vote of the stockholders except as required by law.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the Company’s Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Conversion of Non-Voting Common Stock

The Non-Voting Common Stock of the Company will convert into Voting Common Stock automatically without the action of the holders of Non-Voting Common Stock upon the occurrence of certain events, including: (1) a firm-commitment underwritten initial public offering resulting in gross proceeds of $10,000,000 to the Company, or (2) the initial listing on the Nasdaq Stock Market of New York Stock Exchange whether by reason of an initial public offering, direct listing, or merger or other transaction.

Blank Check Preferred Stock

Our Certificate of Incorporation authorizes our board of directors to issue up to 1,000,000 shares of Preferred Stock in one or more series, without stockholder approval. Our Board of Directors has the authority to fix, by resolution or resolutions, the designations, preferences, limitations, and relative rights of each series of Preferred Stock, including, without limitation:

- the number of shares constituting each series and the distinctive designation of each series;
- the dividend rate, if any, and whether dividends shall be cumulative, and, if cumulative, the date or dates from which dividends shall accumulate;
- whether shares shall be convertible into, or exchangeable for, shares of any other class or series, and, if so, the terms and conditions of such conversion or exchange;
- whether shares shall be redeemable, and, if so, the terms and conditions of such redemption, including the time or times at which shares shall be redeemable and the price or prices at which shares shall be redeemable;
- the rights of the holders of shares upon our dissolution, liquidation, or winding up, including the amount, if any, payable to holders in preference to holders of our common stock;
- whether shares shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights, including whether shares shall be entitled to vote as a separate class or series on specified matters; and
- any other relative rights, preferences, and limitations of such series.

As of the date of this offering memorandum, our board of directors has not designated any series of Preferred Stock, and no shares of Preferred Stock are issued or outstanding.

Convertible Promissory Notes

Interest Rate and Maturity

The notes do not accrue any interest and mature on the date that is 24 months from the original issuance date.

Conversion terms

The notes automatically convert upon the Company raising $6.25 million in a subsequent equity financing and will convert based upon a valuation cap of $20 million.

Simple Agreement for Future Equity

Conversion terms

The SAFE will automatically convert into a class of preferred stock or common stock of the Company if the Company raises funds in an offering of preferred stock or undertakes certain liquidity events, respectively. The SAFE will convert based upon either a valuation cap of $10 million, or at a discount rate of 80% compared to the value of the future preferred stock financing.

Drag-Along Rights

Investors in this offering will become subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each investor in this offering agrees that, in the event the company’s Board of Directors and the holders of a majority Common Stock vote in favor of a sale of the Company and agree to transfer their respective shares, then all members will vote in favor of the company sale, refrain from exercising any dissenters rights, and if requested perform any action reasonably required to transfer their shares.

What it Means to be a Minority Holder

As an investor in the Non-Voting Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has engaged Dealmaker Shareholder Services, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities, including those held through the Crowdfunding SPV.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings

approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price and corresponding pre-money valuation was determined to be $32.5 million by an internal assessment of management. This valuation took into consideration the following information:

- Management's estimates of potential revenues over the next three years;
- Estimates of valuation multiples for competitor brands with publicly available information;
- Estimates of the brand value created by the Company's trademarks; and
- The Company's planned growth strategy and market positioning.

REGULATORY INFORMATION

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Disqualification

Neither the Company, the Crowdfunding SPV, nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at www.magabeer.us.

The company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Compliance failure

Neither the Company nor the Crowdfunding SPV has previously failed to comply with the requirements of Regulation Crowdfunding.

DEALMAKER'S INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its Target Amount, the company making an early closing, the company making material changes to its Form C, and the offering closing at its Termination Date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

***Rolling and Early Closings**:* The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new Termination Date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Updates regarding the Issuer's progress towards meeting the Target Amount of this Offering will be filed with the SEC on Form C-U.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and, in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Exhibit B

Issuer Financial Statements and SPV Financial Statements

The Best Is Yet To Come Brewing, Inc.

(a Delaware Corporation)

Audited Financial Statements

For the period ended December 31, 2025

Financial Statements

The Best Is Yet To Come Brewing, Inc.

Table of Contents

Alice CPA

Independent Auditor's Report

July 22, 2026
To the Prospective Investors and Shareholders of The Best Is Yet To Come Brewing, Inc. (dba MAGA Beer)
Naples, Florida

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of The Best Is Yet To Come Brewing, Inc. (dba MAGA Beer), which comprise the balance sheet as of December 31, 2025, and the related statements of operations, changes in equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Best Is Yet To Come Brewing, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of The Best Is Yet To Come Brewing, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about The Best Is Yet To Come Brewing, Inc.'s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of The Best Is Yet To Come Brewing, Inc.'s internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about The Best Is Yet To Come Brewing, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
July 22, 2026

The Best Is Yet To Come Brewing, Inc.
BALANCE SHEET
As of December 31, 2025
(Audited)

ASSETS		
Current Assets		
Cash	$	7
Accounts Receivable		58,604
Total Current Assets		**58,611**
Total Assets	**$**	**58,611**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$	891,823
Notes payable - related parties		299,800
Accrued Interest		1,514
Total Current Liabilities		**1,193,137**
Total Liabilities	**$**	**1,193,137**
Stockholders' Equity		
Common Stock	$	10
Less: Unearned compensation		(10)
Additional Paid-In Capital		175,105
Accumulated Deficit		(1,309,631)
Total Stockholders' Equity		**(1,134,526)**
Total Liabilities and Stockholders' Equity	**$**	**58,611**

The accompanying footnotes are an integral part of these financial statements.

The Best Is Yet To Come Brewing, Inc.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2025
(Audited)

Revenues	$	58,604
Cost of Goods Sold		(105,816)
Gross Profit		(47,212)
Operating Expenses		
Advertising and marketing		713,935
Professional services		519,362
General and administrative		29,122
Total Operating Expenses		**1,262,419**
Net Loss	**$**	**(1,309,631)**

The accompanying footnotes are an integral part of these financial statements.

The Best Is Yet To Come Brewing, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2025
(Audited)

	Common Stock					
	Shares	Value ($ par)	Unearned Compensation	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance as of April 21, 2025 (date of inception)	-	$ -	$ -	$ -	$ -	$ -
Issuance of Common Stock	1,011,667	10	(10)	175,105	-	175,105
Net Loss	-	-	-	-	(1,309,631)	(1,309,631)
Balance as of December 31, 2025	**1,011,667**	**$ 10**	**$ (10)**	**$ 175,105**	**$ (1,309,631)**	**$ (1,134,526)**

The accompanying footnotes are an integral part of these financial statements.

The Best Is Yet To Come Brewing, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2025
(Audited)

Cash Flows from Operating Activities		
Net loss	$	(1,309,631)
Adjustments to reconcile net loss to net cash provided by operations:		
Interest expense		1,514
Changes in operating assets and liabilities:		
Accounts receivable		(58,604)
Accounts payable		891,823
Net cash used in operating activities		**(474,898)**
Cash Flows from Financing Activities		
Proceeds from related party borrowings		299,800
Proceeds from issuance of common stock		175,105
Cash provided by financing activities		**474,905**
Net change in cash and cash equivalents		7
Cash at beginning of year		-
Cash at end of year	**$**	**7**
Supplemental information		
Interest paid	$	-
Income taxes paid		-
	$	**-**

The accompanying footnotes are an integral part of these financial statements.

The Best Is Yet To Come Brewing, Inc.
Notes to the Financial Statements
For the Period Ended December 31, 2025
(Audited)

NOTE 1 – NATURE OF OPERATIONS

The Best Is Yet To Come Brewing, Inc. (dba “MAGA Beer” or the “Company”) was incorporated in Delaware as a C-Corporation on April 21, 2025. The Company develops, markets, and distributes premium American beer products under the MAGA Beer brand.

MAGA Beer operates as a brand owner, partnering with licensed third-party brewers for production and compliance partners for regulatory management. The Company is registered to operate in Florida and distributes its products through licensed wholesalers and retail partners within the U.S. three-tier distribution system. The accompanying financial statements reflect the activity of the Company from its date of incorporation (April 21, 2025) through December 31, 2025.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Estimates used in the preparation of the accompanying financial statements include those related to valuation of accounts receivable, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Risk

The Company is subject to significant concentrations of risk due to reliance on a single customer and a single vendor. For the period ended December 31, 2025, 100% of the Company’s revenues were generated from one customer. In addition, the same vendor serves as the Company’s contract brewer, responsible for producing and packaging the Company’s beverages, while also managing sales activities.

Management recognizes that dependence on a single customer and vendor exposes the Company to substantial business and operational risks. Any disruption in these relationships, or material

changes in the terms of engagement, could have a significant adverse effect on the Company's operations, financial condition, and results of operations.

The Company's ability to continue as a going concern is dependent upon effectively managing this concentration risk and maintaining its relationship with the customer and vendor. This disclosure should be read in conjunction with Note 7 – Going Concern, which further discusses the Company's ability to continue operations.

Cash

Cash represents funds readily available for use and is carried at face value. The Company considers cash to include amounts held in its checking account. The Company does not maintain cash equivalents such as short-term investments or marketable securities.

As of December 31, 2025, cash totaled $7, all of which was held in the Company's checking account.

Accounts Receivable and Credit Policy

Accounts receivable arise primarily from merchandise sales and are stated at the amounts billed to customers. These balances represent amounts due from customers in the ordinary course of business. Payments are typically received within 30 days of the transaction date.

Management evaluates the collectability of receivables on an ongoing basis and establishes allowances for credit losses as deemed necessary. As of December 31, 2025, no allowance for credit losses was recorded.

As of December 31, 2025, the Company had accounts receivable of $58,604.

Accounts Payable

As of December 31, 2025, the Company's accounts payable totaled $891,823 which are classified as current liabilities. These balances represent obligations to vendors and service providers for goods and services received in the ordinary course of business.

Included in accounts payable is $309,000 to related parties as of December 31, 2025 for expenses that were paid directly on behalf of the Company (see Note 4). The related party payables are non-interest bearing, unsecured, and are expected to be settled within the Company's normal operating cycle.

Accounts payable are recorded at cost, which approximates fair value due to their short-term nature. Management evaluates the balances regularly and considers all amounts to be fully payable within agreed terms.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

As of December 31, 2025, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*, which requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company applies the following five-step model to its arrangements: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when (or as) the Company satisfies a performance obligation by transferring control of the promised good or service to the customer.

For the year ended December 31, 2025, the Company generates revenues from merchandise sales, which are primarily sold direct to consumer. Revenue from the sale of craft beer and related beverage products is recognized at a point in time when control of the product transfers to the customer, which typically occurs upon shipment or delivery, depending on the shipping terms. Sales taxes and excise taxes collected from customers and remitted to governmental authorities are excluded from revenue. For the period ended December 31, 2025, net product revenue was $58,604.

Cost of Goods Sold

Cost of goods sold consists of all costs directly attributable to bringing the Company's products to a saleable condition and location, including product costs paid to contract manufacturers, raw materials, packaging, freight-in, federal and state excise taxes, and inbound shipping. These costs are recognized in the period in which the related revenue is recognized, consistent with the Company's revenue recognition policy. For the period ended December 31, 2025, cost of goods sold amounted to $105,816.

Advertising and Marketing

Advertising and marketing expenses are recognized as incurred and consist primarily of costs related to promoting the Company's products and services. These expenses include media placements, digital advertising, promotional campaigns, public relations, and related marketing activities.

The Best Is Yet To Come Brewing, Inc.
Notes to the Financial Statements
For the Period Ended December 31, 2025
(Audited)

The Company expenses advertising and marketing costs in the period in which the related activities occur, consistent with U.S. GAAP. Prepaid advertising costs, if any, are recorded as assets and expensed when the advertisements are published or the services are received. For the year ended December 31, 2025, the Company had advertising and marketing expenses amounting to $713,935.

Professional Services

Professional services expenses are recognized as incurred and primarily consist of fees paid for legal counsel, brand development, strategic advisory, and consulting services. These costs are expensed in the period the services are rendered, consistent with U.S. GAAP.

The Company engages external professionals to support compliance, governance, and strategic initiatives. Costs related to ongoing advisory or consulting arrangements are expensed as services are delivered. Prepaid professional service fees, if any, are recorded as assets and amortized over the period of benefit. For the period ended December 31, 2025, cost of goods sold amounted to $519,362.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes. Income tax expense consists of current and deferred taxes, which are recognized based on the tax effects of transactions reported in the financial statements. Current taxes represent amounts payable for the period based on applicable tax laws, while deferred taxes arise from temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods when the temporary differences are expected to reverse. A valuation allowance is established if, in management's judgment, it is more likely than not that some or all of the deferred tax assets will not be realized.

As of December 31, 2025, the Company has not recorded an income tax provision, as it has incurred net operating losses or does not have taxable income for the periods presented.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – NOTES PAYABLE – RELATED PARTIES

During the period ended December 31, 2025, directors of the Company advanced funds to support working capital needs. The details are as follows:

Director Advance	Amount	Terms	Interest	Repayment Conditions	Classification

Director A	$126,800	Unsecured; non-interest bearing; no fixed maturity date	None	Payable on demand	Current liability
Director B	$173,000	Unsecured	3% per annum	Repayable upon raising $1,500,000-$2,000,000 from equity or debt financing; partial repayments allowed anytime without penalty	Current liability

For the period ended December 31, 2025, the Company recognized interest expense of $1,514 related to the note from Director B, recorded under General and Administrative Expenses.

Based on these arrangements, the notes payable are classified as current liabilities as of December 31, 2025. The future maturity of these obligations is dependent upon the Company's ability to raise additional funding, making them due and demandable once such financing is secured.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has engaged in transactions with related parties during the year. In accordance with ASC 850, the following transactions and balances with related parties are disclosed:

- Professional services – Expenses incurred for services provided by related parties amounted to $436,753.

- Accounts payable – Outstanding balances due to related parties totaled $309,000 as of December 31, 2025.

- Notes payable – Related party borrowings amounted to $299,800. Accrued interest on these notes totaled $1,514 as of year-end.

These arrangements are conducted in the ordinary course of business. Management has determined that the related party notes payable are classified as current liabilities, as repayment terms are dependent upon the Company's ability to raise additional funding, making the obligations due and demandable upon such events.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company is authorized to issue up to 10,000,000 shares of common stock with a par value of $0.00001 per share. As of December 31, 2025, a total of 1,011,667 shares of common stock were issued and outstanding, representing an aggregate par value of $10.

From inception (April 21, 2025) through December 31, 2025, the Company issued common stock for total proceeds of $175,105, which was recorded as additional paid-in capital.

Of the total shares issued, 1,000,000 shares were granted in exchange for services rendered. These shares are subject to vesting provisions, and none had vested as of December 31, 2025. Accordingly, the unvested portion has been presented as Unearned Compensation, a contra-equity account, consistent with the requirement that vesting is contingent upon the rendering of future services.

The Best Is Yet To Come Brewing, Inc.
Notes to the Financial Statements
For the Period Ended December 31, 2025
(Audited)

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. The Company is not currently involved with, and does not know of, any pending or threatened litigation against the Company as of December 31, 2025.

Regulatory Matters

The Company operates within the alcoholic beverage industry, which is subject to extensive federal, state, and local regulation, including licensing requirements administered by the Alcohol and Tobacco Tax and Trade Bureau ("TTB") and applicable state authorities. Non-compliance with these regulations could result in fines, penalties, suspension or revocation of licenses, or other regulatory actions that may materially impact operations.

Management has assessed compliance with applicable regulations and concluded that no instances of non-compliance were identified as of December 31, 2025.

NOTE 7 – GOING CONCERN

These financial statements have been prepared on a going concern basis. The Company's ability to continue is dependent upon management's plans to raise additional funds through a crowdfunding campaign, capital contributions from stockholders, and the achievement of profitable operations.

As disclosed in Note 2 – Concentration of Risk, the Company generated 100% of its revenues from a single customer, with production, packaging, and sales activities managed by the same vendor. This significant concentration heightens the Company's exposure to business and operational risks. Accordingly, the Company's ability to continue as a going concern is dependent upon effectively managing this concentration risk in addition to securing financing and achieving profitability.

The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 22, 2026, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment to or disclosure in the financial statement

The Best Is Yet To Come Brewing Regulation CF SPV LLC

(a Delaware Limited Liability Company)

Audited Financial Statements

As of the date of inception March 24, 2026

Audited by

Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

The Best Is Yet To Come Brewing Regulation CF SPV LLC

Table of Contents

Alice CPA

Independent Auditor's Report

June 25, 2026
To the Prospective Shareholders of The Best is Yet To Come Brewing Regulation CF SPV, LLC
Joliet, Illinois

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of The Best is Yet To Come Brewing Regulation CF SPV, LLC (the "Company"), which comprise the balance sheet as of March 24, 2025 (the date of inception), and the related statements of income, changes in members' equity, and cash flows for the date then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of The Best is Yet To Come Brewing Regulation CF SPV, LLC as of March 24, 2025 (the date of inception), and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of The Best is Yet To Come Brewing Regulation CF SPV, LLC in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

As part of an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
June 25, 2026

THE BEST IS YET TO COME BREWING REGULATION CF SPV LLC
BALANCE SHEET
As of March 24, 2026 (date of inception)
(Audited)

ASSETS	
Current Assets	
Cash and cash equivalents	$ -
Total Current Assets	-
Total Assets	**$ -**
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Due to Related Party	$ 210
Total Current Liabilities	**210**
Total Liabilities	**210**
Members' Equity	
Members' equity	**(210)**
Total Members' Equity	**(210)**
Total Liabilities and Members' Equity	**$ -**

The accompanying footnotes are an integral part of these financial statements.

THE BEST IS YET TO COME BREWING REGULATION CF SPV LLC
INCOME STATEMENT
As of March 24, 2026 (date of inception)
(Audited)

Revenues	$ -
Operating Expenses	
General and administrative	210
Total Operating Expenses	210
Net Loss	$ (210)

The accompanying footnotes are an integral part of these financial statements.

THE BEST IS YET TO COME BREWING REGULATION CF SPV LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
As of March 24, 2026 (date of inception)
(Audited)

	Members' Equity	Retained Earnings/ (Accumulated Deficit)	Total Members' Equity
Members' contribution	$ -	$ -	$ -
Net loss	-	(210)	(210)
Balance as of March 24, 2026 (inception)	**$ -**	**$ (210)**	**$ (210)**

The accompanying footnotes are an integral part of these financial statements.

THE BEST IS YET TO COME BREWING REGULATION CF SPV LLC
STATEMENT OF CASH FLOWS
As of March 24, 2026 (date of inception)
(Audited)

Cash Flows from Operating Activities		
Net loss	$	(210)
Changes in operating assets and liabilities:		
Accounts payables		-
Net cash provided by (used in) operating activities		(210)
Cash Flows from Financing Activities		
Due to related party		210
Net cash provided by financing activities		210
Net change in cash and cash equivalents		-
Cash and cash equivalents as of March 24, 2026 (Inception)	$	-
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

THE BEST IS YET TO COME BREWING REGULATION CF SPV LLC
NOTES TO FINANCIAL STATEMENTS
AS OF MARCH 24, 2026 (DATE OF INCEPTION)
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

The Best Is Yet To Come Brewing Regulation CF SPV, LLC (which may be referred to as the "Company," "we," "us," or "our"), Delaware Limited Liability Company, operates pursuant to a Limited Liability Company Agreement ('the Agreement'). The Company was formed on March 24, 2026, with the intent of serving as the crowdfunding vehicle for The Best Is Yet To Come Brewing Inc.

The Company has been formed to facilitate an investment in The Best Is Yet To Come Brewing Inc. ("the Crowdfunding Issuer"). Its sole purpose is to acquire, hold, and dispose of securities issued by the Crowdfunding Issuer, which also serves as the Company's Manager. The Company intends to maintain a one-to-one relationship between its interests and the securities issued by the Crowdfunding Issuer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of March 24, 2026, the Company had no cash and cash equivalents.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that

prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of March 24, 2026.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. As of March 24, 2026, the Company has not commenced operations and has not recognized any revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred. The Company incurred $210 organizational costs as of March 24, 2026.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – DEBT AND RELATED PARTY TRANSACTIONS

As of March 24, 2026 (inception date), the Company had a due to related party balance of $210, representing formation expenses paid on behalf of the Company by the Company's Chief Executive Officer. The amount is unsecured, non-interest bearing, and due on demand.

NOTE 4 – EQUITY

The Company is authorized to issue membership units ("Units") to investors pursuant to Regulation Crowdfunding ("Reg CF") offerings conducted under Section 4(a)(6) of the Securities Act of 1933, as amended. The Units are intended to maintain a one-to-one relationship between the number, class, economic rights, and voting rights of the securities issued by The Best Is Yet To Come Brewing, Inc. (the "Portfolio Issuer") and the corresponding Units issued by the Company to its members.

THE BEST IS YET TO COME BREWING REGULATION CF SPV LLC
NOTES TO FINANCIAL STATEMENTS
AS OF MARCH 24, 2026 (DATE OF INCEPTION)
(AUDITED)

Each Unit represents a proportionate beneficial interest in the securities held by the Company. The Company was formed solely to acquire, hold, and dispose of securities of the Portfolio Issuer on behalf of its members.

The Company is managed by its designated manager pursuant to the operating agreement. Members generally do not participate in the management or operations of the Company except as specifically provided in the operating agreement. Units are generally non-voting; however, to the extent the Portfolio Issuer solicits voting decisions or member consents related to the underlying securities, the Company intends to utilize a pass-through "mirror voting" structure whereby the manager will vote the underlying securities proportionally in accordance with member instructions received.

As of March 24, 2026, the Company had not yet issued any Units or received any capital contributions from investors.

The Company's Units are expected to be offered through a registered intermediary portal in connection with future Reg CF offerings. Investors may be responsible for certain platform fees, escrow fees, payment processing fees, and offering-related costs as disclosed in the applicable offering documents and Form C filings.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6 – GOING CONCERN

These financial statements have been prepared assuming the Company will continue as a going concern. The Company was recently formed and has not commenced planned principal operations or generated revenues as of March 24, 2026. The Company's ability to continue as a going concern is dependent upon its ability to successfully complete its planned crowdfunding offering and raise sufficient capital to fund its intended activities.

Management intends to raise up to $5,000,000 through the issuance of non-voting common shares pursuant to a future crowdfunding offering. There can be no assurance that the Company will be successful in completing the offering or raising sufficient capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 7 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through June 25, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Exhibit C

PDF of Campaign Landing Page

The Biggest Loyalty Shift in Beer History created an opening.

MAGA BEER IS BUILT TO FILL IT.

The consumers who walked away did not stop drinking beer. They started looking for a brand that reflects who they are.

INVEST NOW

$4.50 Share Price

$250 Min. Investment

SEC Filings   Offering Circular   Investor Education



MADE IN USA
MAGA beer.
Premium
BREWED IN THE USA
American Beer
355ML
4.7% ALC./VOL.

★ AMERICAN MADE ★ AMERICAN OWNED ★



A CRAFT LAGER BREWED USING THE FINEST HOPS, BARLEY AND WATER
Premium
MAGA BEER
TASTE THE FREEDOM

THE BIGGEST CONSUMER REVOLT IN BEER HISTORY CREATED THE BIGGEST OPENING IN BEER HISTORY.


A CRAFT LAGER BREWED
USING THE FINEST HOPS, BARLEY AND WATER
Premium
MAGA
BEER
TASTE THE FREEDOM
Premium
BREWED IN THE USA
American Beer
330ML
4.7% ALC./VOL.
12 FL. OZ

In April 2023, Bud Light — the top-selling beer in America —lost $1.4 billion in U.S. sales in a single year. By February 2025, its sales were still 40% below pre-boycott levels. Retailers reduced its shelf space by up to 7.5%. Modelo took its number one position. Michelob Ultra took its number two. The consumers who walked away did not stop drinking beer. They started looking for a brand that reflects who they are.

MAGA Beer was built for exactly that consumer, at exactly this moment. This is not a niche play. This is a strategically timed entry into a $117 billion market at the precise moment a major loyalty shift has created a category-wide opening — and no dominant brand has moved to claim it.

The team behind MAGA Beer has built and exited global alcohol brands. The advisor on record co-founded Patron Spirits. The operational infrastructure is institutional. The consumer demand is documented and real.

Data Sources: 1. Anheuser-Busch InBev 2023 Annual Report and Full-Year 2023 Results.
2. Market Data Forecast, North America Beer Market Report.

WHAT HAPPENED

BUD LIGHT SALES FELL BETWEEN 11% AND 26% IN THE MONTH FOLLOWING THE CONTROVERSY

WHAT HAPPENED

SALES AND PURCHASE INCIDENCE WERE 28% LOWER OVER THE FOLLOWING THREE MONTHS COMPARED TO PRIOR YEARS

WHAT HAPPENED

APPROXIMATELY 15% OF PREVIOUSLY LOYAL BUD LIGHT CUSTOMERS PERMANENTLY SHIFTED THEIR BEER SPENDING TO OTHER BRANDS

WHAT HAPPENED

04

BY FEBRUARY 2025 — NEARLY TWO YEARS LATER — SALES REMAINED 40% BELOW PRE-BOYCOTT LEVELS

Premium
MAGA®
BEER

MAGA BEER EXISTS TO REIGNITE NOSTALGIA FOR AMERICA'S GOLDEN AGE.

It's that feeling of watching baseball with your dad, firing up the backyard grill, cruising down Main Street with classic rock on the radio, and cracking open a cold one after a long day's work. In the 1980s, America was bold, proud, and full of ambition. It was the era of muscle cars, blue jeans, backyard barbecues, small-town diners, and Friday night football games. The beer industry was at its peak, with brands like Budweiser and Coors defining the working-class American experience. That's the spirit we're bringing back.

MAGA Beer is the liquid embodiment of the American Dream. It stands for freedom, tradition, and the hard work that built this country.

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MAGA BEER
Premium
USING THE FINEST HOPS,
A CRAFT LAGER BREWED
BARLEY AND WATER

A PATRIOTIC AMERICAN BEER BRAND.
MAGA BEER IS FOR THE PEOPLE WHO LIVE BY AMERICAN VALUES, AND WHO JUST WANT A DAMN GOOD BEER.

Invest on DealMaker. Own a piece of the brand built for the Americans who are ready to be heard.



Premium
MAGA
BEER
LAGER • MADE IN AMERICA
4.7% ALC/VOL.
12 FL OZ.
JOIN THE LEGACY
A CRAFT LAGER BREWED
THE FINEST HOPS, BARLEY AND WATER.
Premium
MAGA
BEER
TASTE THE FREEDOM
Premium
BREWED IN THE USA
American Beer
4.7% ALC./VOL.
12 FL. OZ.

THE SHELF SPACE LEFT BEHIND HAS NOT BEEN FILLED.

Major beer brands have spent decades building loyalty with a specific American consumer segment. In 2023, the largest of them decisively broke that contract.

These consumers did not leave beer. They left the brand. And the brands that gained from Bud Light's loss — Modelo and Michelob Ultra — are not conservative-identity products. They are mainstream brands that benefited from shelf proximity, not from genuine alignment with this consumer. The consumer is still looking for a home.

MARKET OPPORTUNITY

A LARGE CATEGORY, A DOCUMENTED CONSUMER SHIFT, AND A POTENTIAL WHITE-SPACE OPPORTUNITY

The modeled addressable opportunity is calculated by applying a 5% illustrative capture assumption to the approximately $1.4 billion decline in AB InBev's U.S. organic revenue reported for 2023. The Company has not independently verified that this historical decline constitutes an identifiable or currently available revenue pool.

~$113B

U.S. BEER MARKET

$192M

BARRELS OF BEER SHIPPED (2023)

$70M

MODLED ADDRESSABLE OPPORTUNITY

~$74.3M

MAGA BEER 3-YEAR REVENUE TARGET

58.6%

LIGHT-BEER SEGMENT SHARE

~$1.4B

AB InBev DECLINE

A LARGE, ESTABLISHED BEER MARKET UNDERGOING BRAND AND CONSUMER CHANGE

The United States remains one of the world's largest beer markets. In 2023, the U.S. beer industry shipped approximately 192 million barrels, equivalent to more than 2.6 billion 24-pack cases. Beer therefore remains a substantial and established consumer category, although overall industry volumes have recently declined.

Industry performance also demonstrates that consumer demand and brand rankings can change materially. AB InBev reported that its United States revenue declined 9.5% in 2023 and that its U.S. sales-to-retailers declined 12.7%, primarily due to lower Bud Light volume. Across North America, the company's reported revenue declined by approximately $1.36 billion between 2022 and 2023.

These results demonstrate the potential for meaningful shifts in purchasing behavior within a mature consumer category. They do not mean that the revenue lost by an established producer is automatically available to MAGA Beer or any other emerging brand.

MAGA Beer's ability to generate revenue will depend on factors including consumer adoption, production capacity, regulatory approvals, distributor relationships, retail placement, marketing execution, competition and access to capital. The Company cannot assure investors that it will capture any particular portion of the U.S. beer market or sales previously associated with another beer brand.

Data Sources: 1. Anheuser-Busch InBev 2023 Annual Report and Full-Year 2023 Results.
2. National Beer Wholesalers Association, Industry Fast Facts, citing the U.S. Alcohol and Tobacco Tax and Trade Bureau and U.S. Department of Commerce.
3. Brewers Association, National Beer Sales and Production Data.
4. Market Data Forecast, North America Beer Market Report, for the separately identified 58.6% third-party estimate.

REGULATION CF RAISE

OUR RAISE AT A GLANCE

Major beer brands have spent decades building loyalty with a specific American consumer segment. In 2023, the largest of them decisively broke that contract.

COMMON COMMON STOCK SHARES	**$32.5M** VALUATION CAP
$4.50 PRICE PER SHARE	**$250** MIN. INVESTMENT
$5M MAX. RAISE	**12/31** RAISE CLOSING DATE

OUR STORY

BUILT AROUND A SIMPLE INSIGHT: PEOPLE DO NOT

The founding thesis behind MAGA Beer was not complicated. American consumer brands that reflect the identity of their audience consistently out perform those that try to appeal to everyone. Bud Light spent decades as the dominant American beer not because it was the best-tasting product on the shelf, but because it was the culturally aligned one. When it broke that alignment, it lost a third of its market share in under two years and has not recovered. MAGA Beer was built to claim that displaced alignment — and todo it with a product that stands on its own merits.

JUST BUY BEER. THEY BUY IDENTITY.

Co-founder Johnny Fratto contributes media and audience-building expertise and deep direct access to the brand's core consumer community.

The broader team adds institutional discipline. Alumni from Coca-Cola, MillerCoors, and Red Bull bring distribution mechanics, retail execution, and consumer brand growth at a scale most early-stage companies never access. Inter Continental Beverage Capital adds the capital markets and distribution infrastructure that compress the timeline from launch to national presence.

And standing behind all of it is John Paul DeJoria —co-founder of Patron Spirits, the most storied American beverage exit of the modern era — as a strategic advisor. His presence signals not just credibility, but category ambition.

BUILT BY OPERATORS WHO HAVE ALREADY DONE THIS AT SCALE

OUR TEAM

Great brand positioning is not enough. The market is full of well-positioned products that failed to scale because the team behind them lacked the relationships, infrastructure, and operational discipline to execute. MAGA Beer does not have that problem.



Johnny Fratto

Co-Founder

Media, branding, and audience-building expertise. Deep direct access to the brand's target consumer community.



John Paul DeJoria

Strategic Advisor

Co-founder of Patron Spirits (multibillion-dollar exit). One of the most recognized names in beverage brand building.

Past performance is not indicative of future results.

GREAT POSITIONING ISN'T ENOUGH. WE ALSO BROUGHT THE PEOPLE WHO'VE ALREADY DONE THIS.

Most early-stage beverage brands fail for the same reason: strong branding, no execution muscle. MAGA Beer was built to avoid that trap. The team behind it has scaled brands inside Coca-Cola, MillerCoors, and Red Bull — and taken smaller ones from regional to national. The infrastructure isn't aspirational. It's already in the room.

GLOBAL BEVERAGE PEDIGREE

Leadership experience spans Coca-Cola, MillerCoors, and Red Bull North America — commercializing new brands at a scale most early-stage companies never access.

6,000+ OUTLETS IN TWO YEARS

CFO Johnnie D. Blankenship led Hawaii Volcanic Beverages from a local Hawaiian brand into the #1 premium RTD water in Hawaii, expanding into 6,000+ outlets across western U.S. markets.

A MULTI-BILLION-DOLLAR EXIT, FIRSTHAND

Co-Founder Dave Schaffel co-founded and served as CIO of CoStar Group, helping grow it from a startup into a multi-billion-dollar public company and overseeing funding rounds that raised over $100 million.

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THE AMERICANS WHO WALKED AWAY FROM BUD LIGHT ARE READY TO OWN SOMETHING INSTEAD.

Nearly two years after the largest consumer revolt in Americanbeer history, the displaced demand is still there. Bud Light has not recovered. The shelf space has not been permanently filled. And the consumer who walkedaway has not found a brand that reflects who they are. MAGA Beer is that brand. Built on a product that stands on its own. Backed by operators who have scaled and exited global brands. Advised byone of the most recognized names in American beverage history. Supported by institutional infrastructure that compresses the path to national distribution.




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1. Why invest in startups?

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Frequently Asked Questions

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4. What are the tax implications of an equity crowdfunding investment?

5. Who can invest in a Regulation CF Offering?

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15. What is Best Is Yet To Come Brewing, Inc. pre-money valuation?

Best Is Yet To Come Brewing, Inc.'s pre-money valuation is $32.5M. The valuation was calculated by multiplying the total number of shares outstanding (TSO) by the price per share offered in this raise. This is a pre-money valuation — meaning it reflects the company's value before any new funds raised in this offering are added.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

The company is seeking "indications of interest" pursuant to Regulation CF. This process allows companies to determine whether there may be interest in an eventual offering of its securities. the company is not under any obligation to make an offering under regulation cf. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under regulation cf. If the company does go ahead with an offering, no offer to buy the securities can be accepted and no part of the purchase price can be received until it has filed an offering statement with the Securities and Exchange Commission (SEC) and only then accepted through the intermediary's platform. The information in that offering statement will be more complete than the information the company is providing now, and could differ in important ways. You must read the documents filed with the sec before investing. No money or other consideration is being solicited with the indications of interest, and if sent in response, will not be accepted. Indications of interest involve no obligation or commitment of any kind.

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INVESTOR PRESENTATION

MAGA BEER – THE PATRIOTIC CHOICE
CRAFTING AN AMERICAN LEGACY IN EVERY SIP

EXECUTIVE SUMMARY

MAGA Beer exists to reignite the spirit of America's golden years — a time when people worked hard, lived free, and celebrated life's simple pleasures with an ice-cold beer in hand.

This brand isn't about politics or fleeting trends. It's about timeless values: hard work, freedom, community, and pride in where you come from. MAGA Beer is a return to a proud, united, and authentic America, the kind people still believe in.

Brewed with premium American ingredients and a commitment to quality, MAGA Beer delivers more than great taste, it delivers a feeling. It's crafted for those who take pride in their country and in their lifestyle.

A Ready-Made Audience – With a deeply passionate and largely underserved consumer base, MAGA Beer is uniquely positioned to disrupt the beer market by speaking directly to a massive demographic eager for a brand that truly reflects its values.

More Than a Beverage – MAGA Beer is a lifestyle brand — a symbol of tradition, connection, and the American way. It's about backyard barbecues, Friday night lights, loud music, and louder laughs. It's not just a drink. It's a statement.

Strategic Growth Potential – With bold branding, cultural relevance, and a powerful launch moment aligned with America's 250th Independence Day, we're primed to scale fast through targeted partnerships, grassroots momentum, and national media exposure.

With strong branding, a targeted consumer base, and an unmatched identity in the beer market, MAGA Beer is set to redefine the American beer landscape.


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INVESTMENT OVERVIEW: WHY MAGA BEER?

Significant Consumer Demand – A patriotic, American-made beer is an untapped opportunity in the market, appealing to millions of passionate consumers who align with the brand's ethos.

- Built-In Brand Loyalty – MAGA Beer resonates with a dedicated demographic, creating instant brand recognition and consumer engagement.
- Strategic Distribution Channels – Focus on national chains, patriotic events, and direct-to-consumer sales, ensuring rapid market penetration.
- Celebrity & Influencer Partnerships – High-profile figures aligned with the brand's values can drive visibility, influence, and sales.
- Scalability & Growth – The beer industry is highly lucrative, and MAGA Beer's unique positioning gives it a competitive edge.


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MAGA Mission:

MAGA Beer exists to reignite nostalgia for America's golden age, celebrate the hardworking people who keep the country moving, from the factory floor to the family farm, and bring communities together over a beer that feels like home.

BRAND STORY

MAGA Beer is more than just a drink — it's a symbol of real America. Rooted in tradition, community, and authenticity, MAGA Beer is crafted to celebrate American pride and honor the values that built this nation. Whether you're at a tailgate, a backyard barbecue, your local small-town bar, or sharing stories on the front porch, MAGA Beer belongs where America still feels like America.

Rooted in Nostalgia for Shared Experiences
Inspired by the golden age of American life, MAGA Beer brings back the feeling of small-town summers, classic rock on the radio, and ice-cold beers shared with friends after a hard day's work. It's a brand built for the people who keep America moving, the workers, the dreamers, and the doers - a toast to the moments that make life feel good.

Nostalgia & Heritage
We're bottling the best parts of the past — from Friday night lights and old-school beer ads to the unmistakable spirit of vintage Americana. MAGA Beer is designed to feel like stepping into a classic diner or flipping through a dusty photo album. It looks, tastes, and celebrates the way America used to feel.

Camaraderie & Connection
At its core, MAGA Beer is about people. It's the beer that belongs at backyard cookouts, local bars, tailgates, and family gatherings. A unifying force in a divided time — bringing friends, families, and communities together over a shared love of tradition and good times.

Hard Work & Grit
MAGA Beer honors the men and women who build, fix, and create. It's a salute to hard-earned weekends, calloused hands, and honest work. We're not about shortcuts — we're about showing up, putting in the work, and raising a cold one with pride.

Freedom & Individuality
This isn't about politics — it's about pride. MAGA Beer stands for independence, resilience, and the freedom to live life on your terms. It's for anyone who believes in the spirit of this country, no matter their background.

Proud & Celebratory
Life's best moments are worth celebrating — whether it's July 4th fireworks, small-town parades, or Saturday night under the stars. MAGA Beer brings that feeling back, every time you crack one open.


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THIS BEER IS CRAFTED FOR THE MOMENTS THAT MATTER MOST:
WITH EVERY SIP, YOU'RE NOT JUST TASTING GREAT BEER — YOU'RE TASTING
AMERICANA, TRADITION, AND A LITTLE BIT OF YESTERDAY.
MAGA BEER
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TRADEMARK

MAGA Beer has filed multiple trademarks to secure and safeguard our brand identity. This strategic protection ensures we own the language and slogans that define our position in the market, creating long-term brand equity, legal defensibility, and investor confidence.


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Mark	Status	Ser. No.	Filing Date	Class / Goods	Owner (Current)
MAGA BEER	New application received by USPTO (Initial Review Expected Early August)	99042671	02/14/2025	032 – Beer	1776 Brewing Company LLC (Assignment to TBIYTC Pending)
MAGA	New application received by USPTO	99287177	07/16/2025	032 – Beer	The Best Is Yet To Come Brewing, Inc.
MAGA	New application received by USPTO	99287185	07/16/2025	033 – Alcoholic beverages, except beer	The Best Is Yet To Come Brewing, Inc.
PREMIUM MAGA BEER	New application received by USPTO	99287190	07/16/2025	032 – Beer	The Best Is Yet To Come Brewing, Inc.
1776 PREMIUM MAGA BEER	New application received by USPTO	99185903	05/14/2025	032 – Beer	The Best Is Yet To Come Brewing, Inc.
ULTRA MAGA BEER	Opposition Pending	97464266	06/17/2022	032 – Craft beer	Guettler, Joseph (Assignment to TBIYTC Pending)
MAGA BEER	New application received by USPTO	99185900	05/14/2025	016 – Printed posters; Bumper stickers; Drink coasters made of cardboard; Flags and pennants made of paper; Collectable printed trading cards 021 – Beverage glassware; Beer mugs; Beer pitchers; Beer glasses; Bottle openers; Drink holders being sleeves made of foam; Drink holders being sleeves made of neoprene 025 – Hats; Shirts; Sweatshirts; Sweatpants; Shorts; Outer jackets 034 – Cigars; Cigar lighters; Ashtrays	The Best Is Yet To Come Brewing, Inc.

OUR TEAM

CEO, CO-FOUNDER & DIRECTOR

Johnny Fratto

For more than 20 years, Johnny Fratto lived in Los Angeles, where he built a career producing unscripted television series for numerous networks. His business acumen extended beyond entertainment—he was the co-founder of Beverly Hills Choppers, a luxury motorcycle brand that gained international recognition, opening stores in the U.S. and Japanwith a lineup of celebrity ambassadors.

Following the 2020 election, Johnny shifted his focus to politics, becoming a dedicated advocate for the MAGA movement. He moved his wife and two young sons to Naples, Florida, where he ran for U.S. Congress in Florida's 26th district in 2024. A staunch Trump supporter and true MAGA warrior, Johnny has built strong relationships with key MAGA figures, earning the backing of Roger Stone, George Papadopoulos, and RFK Jr., among others. With their support, he plans to run for Congress again in 2026, further solidifying his role in the movement.

Now, Johnny is bringing his business, media, and political expertise to MAGA Beer, helping to build a brand that stands for American values, patriotism, and the fight for freedom. His deep connections within MAGA circles, media, and grassroots political movements make him an invaluable asset in ensuring MAGA Beer's nationwide success.

OUR TEAM

CHIEF FINANCIAL/REVENUE OFFICER

Johnnie D. Blankenship

Johnnie D. Blankenship is the Chief Financial Officer of MAGA Beer and an Executive Vice President and Managing Partner of IBC.

He is a seasoned beverage industry executive with an extensive track record of leadership at some of the world's most iconic companies, including Coca-Cola Enterprises, The Coca-Cola Company, Miller Brewing Co., and Red Bull N.A., as well as multiple emerging beverage brands.

Throughout his career, Johnnie has successfully commercialized countless new brands, products, and packaging innovations. Recognized as bes-tin-class, he is an award-winning general manager, organization design and development specialist, and a leading-edge strategist in customer management, route-to-market execution, and financial planning, budget-ing, and forecasting.

He has built deep industry partnerships and negotiated numerous multiyear product distribution agreements with major players such as PepsiCo, MillerCoors, Blue Triton, Sysco, and Republic National Distribution Company. He also brings significant expertise in eCommerce sales, marketing, and consumer fulfillment strategies.

Prior to joining MAGA Beer, Blankenship served as COO and later CEO and board member of Hawaii Volcanic Beverages. Under his leadership, the company grew from a local Hawaiian brand into a major player in western U.S. markets, expanding into more than 6,000 outlets within two years while becoming the #1 premium category RTD water in Hawaii.

Earlier, as Head of Sales at APM Music (Universal/EMI), Johnnie demonstrated his adaptability by reversing negative market trends and driving revenue growth in a declining industry. He secured multi-year client partnerships with ESPN, NBCU, CBS, AMC, Viacom MTV, Omnicom, and other leading media and corporate clients.

At IBC and MAGA Beer, Johnnie focuses on overall business development, financial leadership, and expanding opportunities across the selected markets. Mr. Blankenship is a graduate of the University of Texas, Arlington, with a degree in Finance. He resides in the Santa Ynez Valley, California, and is an avid runner, hiker, and wine enthusiast.

OUR TEAM

Board Advisor & Shareholder,
John Paul DeJoria

John Paul DeJoria is an iconic American entrepreneur and philanthropist, best known as the co-founder of John Paul Mitchell Systems and The Patrón Spirits Company — two globally recognized brands that redefined their industries and built enduring premium positioning worldwide.

With Patrón, JP helped pioneer the ultra-premium tequila category, transforming a niche spirit into a globally celebrated luxury brand. Under his leadership, Patrón achieved extraordinary international growth and was ultimately sold to Bacardi Limited in a landmark multibillion-dollar transaction - one of the most significant exits in modern spirits history.

Beyond brand building, JP is widely respected for:

- Scaling founder-led companies into global enterprises
- Building mission-driven, values-based brands
- Creating powerful distributor and retail relationships
- Structuring strategic growth and exit pathways
- Championing American entrepreneurship

His involvement with The Best Is Yet To Come Brewing Inc. (MAGA Beer) as both Board Advisor and Shareholder brings:

- Deep expertise in premium beverage scaling
- Global spirits industry credibility
- Strategic insight into capital formation and brand positioning
- Experience navigating rapid growth and acquisition

JP's career reflects a consistent philosophy: build authentic brands, create real value, and lead with integrity. His guidance strengthens MAGA Beer's long-term strategy as the company scales nationally and positions itself for significant market impact leading into America's 250th anniversary and beyond.


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OUR TEAM

DIRECTOR / CAPITAL FORMATION

Joseph J. Messina

Joseph J. Messina is an entrepreneur with an extensive career in finance and capital formation strategies. Mr. Messina is President and a Founding Partner of InterContinental Beverage Capital, a global advisory firm focused specifically on emerging beverage and consumer brand companies, providing both operational and capital formation strategies.

His extensive experience includes advisory in operational and financial matters including publicly held companies where he successfully completed turnarounds, joint ventures, acquisitions, and capital restructurings. During the course of his business career, he has successfully participated in the direct investment of several companies including the acquisition of Mako Marine International, where he became the President and Chief Operating Officer. He helped lead the turnaround team for Mako leading to an initial public offering and eventual successful sale of the company.

Previously, Mr. Messina owned a member seat on the American Stock Exchange until its acquisition by the NYSE.

Mr.Messina has an extensive financial background in both the debt and equity markets. He was Chairman and CEO of Ameristar Capital Corporation, a lease financing and asset-based lender and Ameristar Group Incorporated, a corporate advisory and capital markets consulting firm. Additionally, he was a Co-Founder and President of Vendor Funding Co., Inc., which was an equipment leasing and assetbased lender headquartered in New York. The company grew to a national presence through the offering of its innovative equipment manufacturer and dealer financing programs. Vendor Funding was subsequently acquired by First NH Banks headquartered in Manchester, New Hampshire. Shortly thereafter, First NH Banks was acquired by Bank of Ireland (Dublin) and Vendor Funding was operated as a subsidiary of Bank of Ireland First Holdings.

Mr.Messina graduated from State University of New York (Westchester) and attended Fordham University.

OUR TEAM

BEER INDUSTRY ADVISOR

Stephen F. Horgan

Stephen F. Horgan is an Executive Vice President, Managing Director & Co-Founder of IBC. He is a senior executive and entrepreneur who has successfully built businesses domestically and internationally.

He served in executive positions for The Coca-Cola Company, Coors Brewing, and MillerCoors. Horgan was a CEO in the functional beverage industry, where he led debt restructuring, investment, and rebranding initiatives. His talents have most often started or transformed organizations, resulting in dramatic improvements in capability and performance. Horgan's vision and leadership are marked by highly developed business acumen with skills in strategy development, business planning implementation, distribution, customer management, franchise management, sales, and global retail.

His core expertise is CPG, food, beverage, distribution, global retailers, and franchising. He has worked and developed expertise with the largest domestic and international retailers, bottlers, brewers, and distribution companies. He has extensive experience in the U.S. and global markets, including Europe, South America, and Asia, where he has a record of success.

Before founding IBC, Mr. Horgan and his wife, Catherine, successfully launched Brand Aspirations, a consulting, advisement, and investment company focused on nurturing and advising early-stage companies. Earlier in his career, Mr. Horgan worked for the Atlantic Richfield Company in marketing and franchise management and was a labor negotiator with United Technologies.

Mr.Horgan graduated from the State University of New York at Oneonta with bachelor degrees in Business and Economics. He received his MBA from the University of Connecticut School of Business.

Mr. Horgan serves on the board of TQ Logistics. He is active in his community, alumni associations and served on the advisory board of Children's Miracle Network as well as numerous other industry advisory committees.

He is a current member of the University of Connecticut and the University of New York alumni associations, where he was inducted into its Alumni Hall of Distinction in its inaugural class.

OUR TEAM

HEAD OF BRAND AND MARKETING

Daniel Gil

Daniel Gil is the Founder of Onil Agency, a digital studio specializing in brand building, creative direction, and digital growth for premium spirits, lifestyle, and luxury sectors.

He has developed branding, digital experiences, and growth strategies for leading international drinks companies, celebrity-backed labels, and luxury lifestyle brands, helping position emerging names as market leaders while shaping the digital presence of established icons.

At MAGA Beer, Daniel leads brand identity, creative direction, and digital presence, ensuring the brand connects emotionally with consumers and stands out in a competitive market.

OPERATIONS DIRECTOR

Michele Cuomo

With over 35 years in beverage and consumer products, Michele has led operations, logistics, and compliance for major brands, including Cruzan Rum and Incubrands Spirits Group. Her expertise in accounting, compliance, and distribution ensures that MAGA Beer will have an efficient, well-managed supply chain from production to market.

CO-FOUNDER & COMMERCIAL DIRECTOR

Dave Schaffel

Dave Schaffel is a veteran entrepreneur, IT expert, and respected political figure in Florida's Gulf Coast MAGA community. He holds a B.S. in Finance from the University of Florida and an M.S. in Operations Research and Statistics from the University of Miami. With four decades in the tech industry, Dave has specialized in big data, software development, business intelligence, and security.

He co-founded and served as Chief Information Officer of CoStar Group, where he developed the first widely accepted electronic commercial real estate MLS. Dave played a key role in growing the startup into a multi-billion-dollar public company, managing over 150 tech professionals and overseeing major funding rounds that raised over $100 million.

Dave's experience also includes tech consulting for the U.S. Air Force at the Pentagon and over a decade of work on corporate procurement systems. After the 2020 election, he became a leading voice in election integrity efforts in Florida, using his tech expertise to advocate for legislative reforms. He ran for Collier County Supervisor of Elections in 2024 with endorsements from the local GOP and MAGA figures like Roger Stone and Mike Lindell.

Today, Dave serves on the Collier County Republican Executive Committee and brings his extensive executive, technology, and political expertise to his leadership position with MAGA beer. His experience in growing successful businesses from the ground up and his commitment to MAGA ideals are synonymous with the corporate objectives and vision.


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MAGA BEER EXTERNAL TEAM

INTERCONTINENTAL BEVERAGE CAPITAL (IBC)

MAGA Beer is proud to collaborate with Intercontinental Beverage Capital (IBC), a global advisory and investment firm specializing in functional beverages, food, consumer packaged goods, wellness, and emerging industry technologies.

IBC's team of seasoned experts, industry leaders, and financial partners brings a wealth of experience in scaling beverage brands, securing investments, and executing high-level strategic growth initiatives. By leveraging their extensive network of industry relationships and financial resources, IBC will play a key role in driving MAGA Beer's market success.

With a proven track record of helping companies accelerate growth and become market leaders, IBC's involvement will ensure MAGA Beer has the right infrastructure to dominate the market. Their expertise spans:

- Capital Formation & Investment Strategy – Structuring the business for long-term financial success, ensuring investor confidence and sustained growth. • Access to Leading Technology – Leveraging cutting-edge industry innovations to optimize production, marketing, and sales.

INTERCONTINENTAL BEVERAGE CAPITAL

OVERTON & ASSOCIATES PR

Overton & Associates is a strategic communications and myth-building agency based in Manhattan. Advocating on behalf of established brands and ambitious startups across beverage, CPG, publishing, and politics — and animated by a mission to "Move the Window" of perception in an increasingly surreal media landscape — OVERTON champions concepts whose time has come.

Andrew Lohse

Brand builder, advocate, storyteller. Diverse background leading national campaigns on behalf of both established and insurgent brands across wine & spirits, publishing, and politics.

Patrick Minigue PR veteran, strategist, consumer expert. High-level and lengthy career leading national campaigns for top-tier brands across CPG, wine & spirits, beer & beverage, tech, and FMCG.


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U.S. BEER MARKET 2025: A RESILIENT, HIGH-VALUE CATEGORY

The U.S. beer market in 2025 continues to demonstrate the strength, scale, and adaptability of one of America's most established consumer categories. While consumer preferences are evolving, beer remains a dominant beverage alcohol segment with a broad retail footprint, strong cultural relevance, and significant opportunities for brands that can connect emotionally with consumers.

State-by-State Beer Consumption: A Powerful Expansion Opportunity
Beer remains highly regional across the United States, creating strong opportunities for brands that can build loyalty market by market. Large states such as Florida, Texas, California, Georgia, New York, and North Carolina continue to represent significant distribution opportunities, while high-consumption states and local markets offer powerful launch platforms for brands with strong identity and community appeal.

For MAGA Beer, this creates a clear opportunity: focus on high-affinity regions first, build distributor confidence, prove velocity at retail, and expand into committed states once supply and compliance infrastructure are in place.

Demographic Insights: Consumers Want Brands With Meaning

The modern beer consumer is not just buying liquid. They are buying identity, lifestyle, experience, and connection.

- Younger legal-drinking-age consumers are open to new brands when the product is approachable, authentic, and culturally relevant.
- Female consumers continue to represent an important growth opportunity for beer brands that broaden their appeal through packaging, lifestyle positioning, and inclusive marketing.
- Multicultural and regional influences continue to shape the category, with consumers responding to brands that reflect their values, communities, and occasions.

Sales Data and Market Expansion

The beer category continues to offer meaningful opportunities in premium, import, craft, flavored malt, non-alcoholic, and lifestyle-driven segments.

- Overall Market Strength: Beer remains one of the largest and most established alcohol categories in the United States, with approximately $113 billion in retail sales.
- Craft's Continued Influence: Craft beer still accounts for nearly one quarter of total U.S. beer retail dollar sales, showing that consumers continue to pay attention to differentiated, premium, and story-led beer brands.
- Economic Impact: The craft beer sector alone contributed approximately $72.5 billion to the U.S. economy in 2025, demonstrating the ongoing power of beer as both a consumer product and an economic engine.
- Brand-Led Opportunity: In a competitive market, brands with a clear story, loyal audience, strong packaging, and regional traction can stand out. This creates a strong platform for MAGA Beer as a lifestyleled American beer brand with immediate consumer recognition.

U.S. BEER MARKET 2025: A RESILIENT, HIGH-VALUE CATEGORY

Market Size and Sales:

- Large, established market: The U.S. beer market remained one of the most valuable beverage alcohol categories in 2025, with total retail beer sales of approximately $113 billion.
- Craft remains a major value driver: U.S. craft beer retail dollar sales reached approximately $28.0 billion, representing around 24.8% of the total U.S. beer market.
- Premium and differentiated brands continue to matter: Even as the broader beer category evolves, consumers continue to respond to brands with strong identity, lifestyle positioning, authenticity, and clear consumer appeal.

Consumption Trends:

- Beer remains a staple American beverage: Beer continues to be deeply embedded in U.S. social, sporting, retail, hospitality, and entertainment occasions.
- Consumers are seeking simplicity and authenticity: The market is seeing renewed interest in easy-drinking, approachable beers with clear branding and strong emotional connection.
- State-by-state opportunity remains powerful: Beer consumption continues to vary meaningfully across the U.S., creating opportunities for targeted regional launches, distributor partnerships, and market-bymarket expansion.

Market Dynamics:

- Thousands of breweries support a vibrant category: The U.S. craft beer industry remained substantial in 2025, with approximately 9,778 small and independent breweries operating nationwide.
- Craft beer has major economic impact: The craft beer sector contributed approximately $72.5 billion to the U.S. economy and supported more than 443,000 jobs, reinforcing the category's importance across retail, hospitality, manufacturing, and local communities.
- Innovation continues to drive consumer interest: Product innovation, premium positioning, flavored beer, imports, non-alcoholic beer, and lifestyle-led brands are helping the category adapt to changing consumer preferences.

CRAFT BEER RETAIL SALES $28.0 BILLION

U.S BEER MARKET $113 BILLION

9,778 CRAFT BREWERIES IN USA

CRAFT SHARE OF BEER MARKET 24.8%

Sources: Brewers Association national beer statistics and 2025 industry summary.

BUD LIGHT: MARKET SHARE DECLINE & OPPORTUNITY

Market Shift Snapshot

- Bud Light's U.S. market share dropped from nearly 12% to ~6.4%, losing about 5.6 percentage points since April 2023 .
- The brand continues to lag behind competitors, holding just 6–7% market share as of early 2025.

Financial Impact

- Cumulative losses from the boycott exceeded $1 billion in sales in 2023 .
- Wikipedia reports a 14% share decline, equivalent to approximately $390 million in revenue losses during the boycott period .

MAGA Beer's Target: 1–2% of Bud Light's Lost Share

Based on Bud Light's annual U.S. revenue of roughly $12–15 billion, capturing just 1–2% of that lost volume translates into:

Market Share Penetration	Revenue Opportunity
1%	~$120–150 million
2%	~$240–300 million

This aligns directly with our modeled target of $66.9 million revenue in 2028, positioning MAGA Beer to capture just under 1% of lost Bud Light share, delivering a highly realistic and meaningful commercial foothold.

Why It Matters

- The shift in consumer loyalty has created exploitable gaps, MAGA Beer can differentiate by aligning culturally and delivering on-premise and offpremise activations.
- Capturing even a fraction of this displacement supports our revenue goals and validates brand positioning.

MARKET OPPORTUNITY & STRATEGIC POSITIONING

Emerging Trends and Opportunities

The U.S. beer market is embracing exciting opportunities for growth, driven by innovation, consumer engagement, and evolving sales channels:

Premiumization & Craft Innovation – Consumers are seeking high-quality, flavorful beers, driving sales in premium lagers, IPAs, and unique small-batch offerings.

Alternative Beverages Enhance Category Growth – The rise of hard seltzers and flavored malt beverages is expanding consumer interest in malt-based drinks, complementing the beer market rather than replacing it.

Health-Conscious & Low-Alcohol Trends – The industry is successfully responding to the demand for low-calorie and non-alcoholic beer options, making beer more accessible to a wider audience.

E-Commerce & Direct-to-Consumer Sales Expansion – Online alcohol sales are booming, with platforms like Cask & Barrel making beer more accessible than ever, reaching 42 states across the U.S.

Economic Recovery Driving On-Premise Sales – As bars, restaurants, and event venues continue to thrive, beer sales in on-premise locations are on the rise, enhancing brand visibility and consumer engagement.

Key Opportunity for MAGA Beer:

The void left by Bud Light's decline offers a strategic entry point for MAGA Beer:

Consumer Shift: Loyal customers of Bud Light are actively seeking new brands that align with their preferences and values.

Market Demand: The overall beer market is projected to grow by $152.3 billion from 2025 to 2029, indicating robust consumer demand.

Premium MAGA® ★ BEER ★

STRATEGIC POSITIONING FOR MAGA BEER

To capitalize on the market opportunity, MAGA Beer Will implement the following strategies:

- Targeted Marketing: Develop campaigns that resonate with consumers feeling disconnected from former mainstream brands.
- Quality Emphasis: Focus on delivering high-quality products that meet the evolving tastes of beer consumers.
- Community Engagement: Build a strong brand community to foster loyalty and word-of-mouth promotion.

By implementing these strategies, MAGA Beer can position itself to effectively capture market share in the current beer industry landscape.

Based on the latest available data, here are the top 10 beer brands in the United States, ranked by their market share and sales:

Modelo Especial
Market Share: 9.7%forbes.
com+1marketwatch.com+1
Sales: Approximately $4.1 billion

Michelob Ultra
Market Share: 7.3%
Sales: Approximately $3.1 billion

Bud Light
Market Share: 6.5%
Sales: Approximately $3.4 billion

Corona Extra
Market Share: 5.8%
Sales: Approximately $2.4 billion

Coors Light
Market Share: 5.7%
Sales: Approximately $2.6 billion

Miller Lite
Market Share: 5.6%
Sales: Approximately $2.4 billion

Budweiser
Market Share: 5.0%
Sales: Approximately $1.9 billion

Busch Light
Market Share: 4.1%
Sales: Approximately $1.4 billion

Natural Light
Market Share: 3.2%
Sales: Approximately $1.2 billion

Heineken
Market Share: 2.8%
Sales: Approximately $1.1 billion

These figures reflect the competitive landscape of the U.S. beer market, with brands like Modelo Especial and Michelob Ultra experiencing significant growth, while traditional leaders such as Bud Light have seen declines in market share.



Michelob ULTRA
ТРИФОН
IPA
SAMUEL ADAMS
BOSTON LAGER
Natural Light
A CRAFT LAGER BREWED USING THE FINEST HOPS, BARLEY AND WATER
Premium
MAGA BEER
TASTE THE FREEDOM
FAT TIRE
ALE
PERONI
Coors
Banquet
SAMUEL ADAMS
America
Stay Classy
IPA
BUD LIGHT
MAGIC 13
ISLAND LAGER
Heineken

COMPETITIVE LANDSCAPE: MAGA BEER VS. EMERGING PATRIOTIC BRANDS

Brand	Launch Year	States Available	Distribution Highlights	Celebrity/Media Backing	Est. Revenue Trajectory
MAGA Beer	2025	3 (TX, FL, OH) to 35 by 2028	Phased state rollout, conservative market focus	Brand-led, political-cultural identity	$66.9M by 2028 forecast
Real American Beer	2024	23+ states	Walmart + national rollout in year one	Hulk Hogan + WWE partnership	Rapid national expansion, est. $50M+ implied in Y2
Garage Beer	~2023	~12 states	Midwestern focus; expanding via Kelce media	Travis & Jason Kelce (NFL)	Mid-8 figures, strong Midwest traction

Key Differentiators

MAGA Beer:

- Culturally resonant, mission-aligned brand with strong appeal in the underserved conservative market.
- Structured phased rollout model backed by disciplined cash flow planning.
- High visibility potential through identity-driven marketing.

Real American Beer:

- Celebrity-led with rapid expansion via Walmart and WWE.
- Gains media share through personality association but lacks grassroots alignment.

Garage Beer:

- Positioned as "clean and easy" Midwest lager.
- Leverages celebrity personality but lacks cultural-political identity edge.

ARMY & AIR FORCE EXCHANGE SERVICE (AAFES) PARTNERSHIP

Our brand is built on celebrating the values that define America at its best, hard work, camaraderie, heritage, and national pride, the very same principles embodied by the service members and families AAFES supports every day.

The Army & Air Force Exchange Service (AAFES), also known as The Exchange, Post Exchange (PX), or Base Exchange (BX), provides goods and services at U.S. Army, Air Force, and Space Force installations worldwide. It operates department stores, convenience stores, restaurants, and more. The AAFES is a joint non-appropriated fund instrumentality of the Department of Defense (DoD). It provides merchandise and services to active duty personnel, Guard and Reserve members, military retirees, and their families.

As of March 2024, there are 301 Army & Air Force Exchange Service (AAFES) locations across the United States. These stores are situated on military installations and primarily serve active-duty service members, their families, veterans, and authorized civilians. Texas has the highest number of AAFES locations, with 34 stores, followed by Georgia with 20 and Virginia with 16.

AAFES operates a variety of retail formats, including main exchanges, Express convenience stores, Military Clothing facilities, and Class Six stores that sell alcohol .

Through MAGA Beer sales partners will aim to secure the AAFES contract late 2026

EXCHANGE™
ARMY & AIR FORCE EXCHANGE SERVICE



SUPPLY CHAIN

Beer Producers: BREWING PARTNERS

To establish a robust supply chain for MAGA Beer, we will be collaborating with third-party beer producer, BREWING PARTNERS, utilizing highquality American ingredients. This approach allows us to maintain product excellence while leveraging the expertise and infrastructure of established breweries and canning facilities.

By partnering with these experienced white-label producers and canning facilities, MAGA Beer can ensure high-quality production, compliance with industry standards, and efficient distribution to meet consumer demand.



PRODUCTION
BEER
COMPLIANCE & LICENSING
LOGISTICS AND TRANSPORT
BEER
CANNING FACILITY
RETAILERS & E-COMMERCE
BEER
DISTRIBUTORS
BEER
CONSUMERS

SUPPLY CHAIN

Distribution:

Following canning, MAGA Beer will enter the distribution phase, adhering to the U.S. three-tier system, which separates producers, distributors, and retailers. Key distributor partnerships could include:

- Southern Glazer's Wine & Spirits: The largest beverage distributor in the U.S., operating in 45 markets.
- Republic National Distributing Company (RNDC): A leading distributor specializing in premium wine and spirits.
- Johnson Brothers: A family-owned distributor with a strong presence across multiple states.
- Sunshine State Distributing: A full-service Florida-based beverage distributor
- Greenlight Distributing: The third largest National Brand Spirits distributor in the state of Texas.

Retail Partnerships:

To ensure widespread availability, MAGA Beer will establish relationships with various retailers, including:

- Costco: A membership-based warehouse club known for its bulk sales and competitive pricing.
- Walmart: A multinational retail corporation operating a chain of hypermarkets, discount department stores, and grocery stores.
- Target: A general merchandise retailer with stores in all 50 U.S. states.
- ABC Fine Wine & Spirits: A Florida-based retailer specializing in wine, spirits, and beer.
- Total Wine & More: A large, family-owned, privately held American alcohol retailer.

MAGA BEER SALES & DISTRIBUTION TEAM

DOMINION WINE AND SPIRIT SALES TEAM – SALES & DISTRIBUTION PARTNER

Dominion Wine and Spirit Sales is a proven leader in launching and promoting new beverage products, specializing in retail distribution, sales execution, and brand growth. With deeprooted relationships across retailers, distributors, and on-premise establishments, Dominion Wine and Spirit Sales ensures that MAGA Beer secures prime shelf space, gains market penetration, and builds a loyal consumer base.

01. Distributor & Retail Management

- Strategic Partnerships – Leveraging relationships with national and regional chains, wholesalers, and independent retailers.
- Ongoing Sales Coordination – Weekly calls and monthly recap meetings with sales teams to monitor performance and refine strategies.
- Retail Placement & Negotiations – Ensuring MAGA Beer is positioned in high-traffic locations with premium visibility.

02. Goal Planning & Sales Execution

- Data-Driven Benchmarks – Utilizing market insights and analytics to establish and track realistic sales goals.
- Performance-Based Incentives – Implementing structured sales incentives to motivate teams and drive higher conversions.
- Risk Management – Mitigating potential challenges in distribution and inventory management.

03. Market Development & Expansion

- Core Launch Markets – Focused distribution in Texas and Florida, with planned national expansion.
- Diverse Channel Strategy – Establishing MAGA Beer in grocery, liquor stores, convenience stores, bars, restaurants, and e-commerce platforms.

04. Communication & Market Insights

- Collaborative Growth Strategy – Conducting monthly reviews with brand stakeholders to optimize sales execution.
- In-Depth Market Analysis – Tracking consumer behavior, competitive positioning, and emerging trends to stay ahead in the industry

Why StrongSide Brands for MAGA Beer?

- Comprehensive Sales & Distribution Strategy – From brand positioning to retail execution, we cover it all.
- Proven Success in Beverage Industry – A history of launching and scaling major brands with sustainable sales growth.
- Tailored Approach to Market Domination – Customized strategies designed for MAGA Beer's unique consumer base and patriotic branding.

With Dominion Wine and Spirit Sales driving distribution and retail execution, MAGA Beer is poised for rapid market entry, widespread availability, and long-term consumer loyalty.

MAGA BEER E-COMMERCE SALES & DISTRIBUTION

CASK & BARREL – ONLINE E COMMERCE SALES PARTNER

MAGA Beer is backed by a strategic partnership with Cask & Barrel, a leading e-commerce platform specializing in direct-to-consumer alcohol sales. With over 30 years of industry experience, Cask & Barrel ensures seamless accessibility, efficient online distribution, and national market penetration.

E-Commerce Reach & Sales Strategy

National Coverage – MAGA Beer will be available online in 42 states, making it one of the most accessible patriotic beer brands in the market.

Streamlined Online Sales – A customized digital storefront ensures that MAGA Beer is easily discoverable, with a frictionless checkout experience for consumers.

Targeted Digital Marketing – Leveraging Cask & Barrel's proven expertise in e-commerce brand building to drive awareness, conversions, and customer retention.

Efficient Fulfillment & Logistics – Cask & Barrel manages the entire backend process, from inventory tracking and order processing to state-by-state compliance and delivery.

Why Cask & Barrel for MAGA Beer?

- Industry Expertise – A team with over 30 years of experience in direct-to-consumer alcohol sales.
- Proven Sales Growth – Track record of scaling online liquor brands through targeted digital strategies.
- Custom E-Commerce Experience – Unlike generic alcohol marketplaces, Cask & Barrel creates a tailored brand storefront for maximum engagement and conversion.
- Full-Service Fulfillment – Handles all shipping, legal compliance, and logistics, allowing MAGA Beer to focus on brand-building and marketing.

The Ultimate Goal: Turning Awareness into Sales

MAGA Beer will convert its strong brand recognition into tangible revenue through a strategic e-commerce approach. With a dedicated online presence, streamlined ordering process, and national reach, MAGA Beer is set to dominate the direct-to-consumer alcohol space. By partnering with Cask & Barrel, MAGA Beer ensures a powerful, scalable, and legally compliant online sales strategy—bringing America's beer directly to the people.

CASK & BARREL CLUB

PRICING STRUCTURE & MARGIN FLOW FOR A 2×12-PACK (24-PACK EQUIVALENT) THROUGH THE 3-TIER SYSTEM:

Below is a detailed breakdown of the MAGA Beer pricing ladder for the 24-pack format, including expected distributor margins and a comparison to current Publix retail pricing for similar brands. These are supplied FOB from BrewTheory in Florida, who is our contract brewer and co-packer.

Flow of Pricing and Margins (per 2x12-packs)

Step	Calculation	Price	Margin % (on cost)
MAGA Beer > Distributor (FOB)	Fixed	$16.00	Gross Margin: 31.25% (from $11 COGS)
Distributor > Retailer	$16.00 / 0.70	$22.86	Distributor Margin: 30%
Retailer > Consumer	$22.86 / 0.70	$32.66	Retailer Margin: 30%

Retail-Level Breakdown (per 12 pack):

- Retail Price per 12-pack: $32.66 ÷ 2 = $16.33
- This is competitive with mainstream brands while allowing a full margin stack.

Summary

- Distributors and retailers each maintain a full 30% margin.
- MAGA Beer retains 31.25% gross margin per case.
- The consumer gets a clean, sub-$17 price point for a 12-pack - appealing and market-aligned.

Retail Pricing Model 3-Tier (Standard Markup)

**Note: The 24-pack price assumes aggressive retailer promo or thinner margins in some markets.*

Format	COGS	Wholesale Price	Distributor Margin	Retail Margin
2 x 12-Pack	$11.00	$16.00 (FOB)	30%	30%

PRICING STRUCTURE


MADE IN USA
A CRAFT LAGER BREWED
USING THE FINEST HOPS, BARLEY AND WATER
Premium
MAGA
BEER
TASTE THE FREEDOM
250 ANNIVERSARY
Premium
BREWED IN THE USA
American Beer
355ML
4.7% ALC./VOL.
12 FL. OZ.


RRP
$16.33
Premium
MAGA
BEER
TASTE THE FREEDOM
BREWED IN THE USA
MADE IN USA

Key Points:

MAGA Beer is positioned competitively within the premium category, priced above mainstream imports but aligned with premium craft brands.

30% margins for distributors and retailers are attractive and standard in the industry, ensuring strong adoption and support.

At a $16.33 shelf price, MAGA Beer maintains premium brand status while remaining accessible to a wide consumer base, especially in Florida and Texas where premium and import beer sales are strong.

Publix 12-Pack Competitive Pricing:

Brand	12-Pack	RRP Notes
Bud Light	$15.89	Mainstream lager
Michelob Ultra	$18.79	Premium light
Stella Artois	$20.49	Premium import
New Belgium	$23.09	Premium craft
MAGA Beer*	$16.33	Premium beer

GO TO MARKET STRATEGY

MAGA Beer will launch with a bold, emotionally resonant strategy that taps into patriotic nostalgia, American values, and powerful cultural moments to rapidly build brand recognition, trial, and loyalty.

1. Launch Timing & Cultural Moment

- Launch Date: December 2026

2. Regional Rollout with Strategic Retail & On-Premise 2026

- Initial focus on key heartland and southern states with strong patriotic consumer bases and high beer consumption (e.g., Texas, Florida, etc).
- Early distribution through convenience stores, regional grocers, sports bars, and independent liquor retailers, followed by national chains.
- Targeted AAFES placement in late 2026 to capture military community sales.

3. Brand Ambassador & Grassroots Campaigns

- Leverage local events, rodeos, car shows, BBQ competitions, and state fairs to build community connections.
- Launch the "Raise a Can" campaign, inviting consumers to share what they love about America through social media and local activations.

4. Influencer, Content & Media Strategy

- Partner with patriotic creators, veterans, and blue-collar influencers on platforms like Instagram, YouTube, and TikTok.
- Emphasize storytelling content around nostalgia, tradition, and hard work — beer as part of life's best moments.
- Secure earned media through PR placements in lifestyle, business, and culture publications.

5. Merchandising & Lifestyle Extensions

- Offer exclusive Americana-themed merchandise to drive brand engagement.
- The early roadmap includes limited edition beer cans and event sponsorships aligned with classic American culture.

MAGA Beer is a movement rooted in tradition, launched at the perfect moment, and built to connect with millions who still believe in what America stands for.

WE ARE PROUD TO BE SUPPORTERS OF: ADVOCATES FOR DISABLED AMERICANS, VETERANS, POLICE, FIREMEN & FAMILIES.

TIME TO LAUNCH



R&D
CAN DESIGNAND PACKAGING SIGN OFF
MARKETING PRE-LAUNCH
DECEMBER LAUNCH
BEER
NOVEMBER - DECEMBER 2025
APRIL 2026
MAY - JUNE
DECEMBER 2026
Premium MAGA BEER
BRAND CONCEPTS
WEBSITE LAUNCHED
PRODUCTION PLANNING
BEER
MERCH DESIGNS ROLL-OUT

LAUNCH PLAN & ROLL-OUT

2026 Launch: 3 Priority States

Texas, Florida, Ohio

These are high-population, red or red-leaning states with strong cultural fit and strategic importance.

- Population (combined): ~72 million
- Initial volume target: 80,000 cases total approx. 27,000 cases per state

Rationale:

- Texas & Florida offer scale and retail density for fast visibility and distributor engagement.
- Ohio provides a swing state footprint with strong Midwestern values alignment.

Marketing spend:

- ~$2M focused on in-market activations, retail events, digital geotargeting.
- Test market performance before broader regional rollout.

2027 Expansion: +9 States (Total 12)
Add: Tennessee, South Carolina, Alabama, Mississippi, Kentucky, Missouri, Indiana, Iowa, Arkansas

- Mix of deep-red and culturally aligned central/southeast states.
- Target volume: +820k cases across 9 states ~91,000 per state
- Marketing spend: $8M scaled across markets with digital/field activations.

2028 Expansion: +12 States (Total 24)

Add: Oklahoma, West Virginia, Nebraska, North Dakota, South Dakota, Montana, Louisiana, Georgia, Arizona, Alaska, Idaho, Wyoming

- Covering the next tier of conservative-leaning markets.
- Volume addition: ~1.4M cases
- Reinforced by $10M in nationalized media and sales programs.

2029 Final Wave: +11 States (Total ~35)

Add remaining strategic red/lean states: Utah, North Carolina, Nevada, New Hampshire, Maine (rural), and regional fill-ins.

- Final volume jump: +1.15M
- Marketing budget: $12.5M, focused on national PR and retail lift.

Summary Table

Year	States	New States	Target Volume	
2026	Texas, Florida, Ohio	3	80,000	$2M
2027	+9 (to 12 total)	SE & Midwest	+820,000	$8M
2028	+12 (to 24 total)	Plains/West	+1.4M	$10M
2029	+11 (to 35 total)	Red-fringe states	+1.15M	$12.5M



FORECAST SUMMARY

MAGA Beer is positioned for rapid national scale fueled by culturally aligned branding, disciplined cost structure, and a phased rollout across conservative-majority markets.

Volume Ramp:

- Launch in 2026 with 112,000 cases sold across the South and eCommerce.
- Expand to 1.4M cases in 2027, driven by regional expansion into MW/NE and West.
- Scale to 4.5M cases by 2028, reaching 20+ states with significant eCommerce traction.
- Continued innovation in limited-edition RTDs and premium extensions adds incremental high-margin revenue beginning in 2027.

Financial Highlights:

- Revenue: $28.8M in 2026 $89.0M by 2028.
- Gross Profit: $8.0M in 2026 $27.2M by 2028, with margins improving from 30% to nearly 38%.
- Operating Loss: Shrinks from ($6.3M) in 2026 to just ($355K) in 2028, positioning the company at strategic breakeven by year-end 2028.
- EBITDA Margin: Improves from -155% in Year 1 to -0.5% in Year 3, setting up profitability in 2029.

Cash Requirement:

- Total capital needed: $10M through 2028 to fund working capital, launch marketing, supply chain, and retail placement.
- With this bridge, MAGA Beer achieves national scale and positions for cash flow positivity in 2029.

Why These Numbers Are Achievable:

- Florida and Texas are among the largest beer markets in the U.S., together representing 12%+ of national volume. Launching in these culturally aligned markets ensures outsized early adoption.
- The rollout follows a focused, state-by-state strategy: Florida/Texas first, followed by Georgia, North Carolina, Arizona, and Ohio.
- The brand's cultural identity creates demand traditional brands cannot replicate, driving organic trial and strong word-of-mouth.

Exit Potential:

- By 2029, MAGA Beer is projected to exceed $90M in revenue with positive cash flow and strong profitability.
- At conservative beverage multiples, this supports an exit valuation of $600M–$850M, attracting strategic buyers such as AB InBev, Molson Coors, Constellation Brands, or private equity.

Pro Forma Summary						
	Year 1	Year 2	Year 3	Year 1	Year 2	Year 3
Volume Cases/Units	Projected	Projected	Projected	Case/Unit Sales Comparisons		
South Region	66,800	891,100	2,613,350		1233.98%	193.27%
MW/NE Region	-	197,850	820,350			314.63%
West Region	25,950	288,950	952,750			229.73%
eCommerce	20,550	61,000	108,000		196.84%	77.05%
Total Cases/Units	113,300	1,438,900	4,494,450		1169.99%	212.35%
Volume Growth %		1169.99%	212.35%			
Financial				Per Case Analysis		
Revenue						
South Region	$ 1,309,280	$ 17,465,560	$ 51,221,660	$ 19.60	$ 19.60	$ 19.60
MW/NE Region	$ -	$ 3,877,860	$ 16,078,860		$ 19.60	$ 19.60
West Region	$ 508,620	$ 5,663,420	$ 18,673,900	$ 19.60	$ 19.60	$ 19.60
eCommerce	$ 616,295	$ 1,799,400	$ 3,058,980	$ 29.99	$ 29.50	$ 28.32
Total Revenue	$ 2,434,195	$ 28,806,240	$ 89,033,400	$ 21.48	$ 20.02	$ 19.81
Revenue Growth %		1083.4%	209.1%			
Trade/D&A						
South Region	$ 267,200	$ 3,417,575	$ 9,646,550	$ 4.00	$ 3.84	$ 3.69
MW/NE Region	$ -	$ 819,000	$ 3,184,000		$ 4.14	$ 3.88
West Region	$ 103,800	$ 1,100,675	$ 3,554,625	$ 4.00	$ 3.81	$ 3.73
eCommerce	$ 163,146	$ 341,886	$ 458,847	$ 7.94	$ 5.60	$ 4.25
Total Trade/D&A	$ 534,146	$ 5,679,136	$ 16,844,022	$ 4.71	$ 3.95	$ 3.75
Net Revenue						
South Region	$ 1,042,080	$ 14,047,985	$ 41,575,110	$ 15.60	$ 15.76	$ 15.91
MW/NE Region	$ -	$ 3,058,860	$ 12,894,860		$ 15.46	$ 15.72
West Region	$ 404,820	$ 4,562,745	$ 15,119,275	$ 15.60	$ 15.79	$ 15.87
eCommerce	$ 453,149	$ 1,457,514	$ 2,600,133	$ 22.05	$ 23.89	$ 24.08
Total Net Revenue	$ 1,900,049	$ 23,127,104	$ 72,189,378	$ 16.77	$ 16.07	$ 16.06
Net Rev Growth		1117.18%	212.14%			
COGS						
South Region	$ 768,200	$ 9,356,550	$ 26,133,500	$ 11.50	$ 10.50	$ 10.00
MW/NE Region	$ -	$ 2,077,425	$ 8,203,500		$ 10.50	$ 10.00
West Region	$ 298,425	$ 3,033,975	$ 9,527,500	$ 11.50	$ 10.50	$ 10.00
eCommerce	$ 256,875	$ 690,000	$ 1,122,000	$ 12.50	$ 11.31	$ 10.39
Total COGS	$ 1,323,500	$ 15,157,950	$ 44,986,500	$ 11.68	$ 10.53	$ 10.01
COGS Growth %		1045.3%	196.8%			
Gross Profit						
South Region	$ 273,880	$ 4,691,435	$ 15,441,610	$ 4.10	$ 5.26	$ 5.91
MW/NE Region	$ -	$ 981,435	$ 4,691,360		$ 4.96	$ 5.72
West Region	$ 106,395	$ 1,528,770	$ 5,591,775	$ 4.10	$ 5.29	$ 5.87
eCommerce	$ 196,274	$ 767,514	$ 1,478,133	$ 9.55	$ 12.58	$ 13.69
Total Gross Profit	$ 576,549	$ 7,969,154	$ 27,202,878	$ 5.09	$ 5.54	$ 6.05
Gross Margin %	30.3%	34.5%	37.7%			
Operating Expenses						
South Region	$ 755,808	$ 6,265,574	$ 12,731,344	$ 11.31	$ 7.03	$ 4.87
MW/NE Region	$ 65,200	$ 2,040,668	$ 4,873,782		$ 10.31	$ 5.94
West Region	$ 378,746	$ 2,432,541	$ 5,214,827	$ 14.60	$ 8.42	$ 5.47
eCommerce	$ 531,651	$ 1,130,180	$ 1,667,479	$ 25.87	$ 18.53	$ 15.44
Overhead	$ 1,792,400	$ 2,453,000	$ 3,071,000	$ 15.82	$ 1.70	$ 0.68
Total Operating Expenses	$ 3,523,805	$ 14,321,963	$ 27,558,432	$ 31.10	$ 9.95	$ 6.13
OpEx Growth %	#REF!	306.4%	92.4%			
OpEx % of Net Revenue	185.5%	61.9%	38.2%			
Operating Income						
South Region	$ (481,928)	$ (1,574,139)	$ 2,710,266	$ (7.21)	$ (1.77)	$ 1.04
MW/NE Region	$ (65,200)	$ (1,059,233)	$ (182,422)		$ (5.35)	$ (0.22)
West Region	$ (272,351)	$ (903,771)	$ 376,948	$ (10.50)	$ (3.13)	$ 0.40
eCommerce	$ (335,377)	$ (362,666)	$ (189,346)	$ (16.32)	$ (5.95)	$ (1.75)
Overhead	$ (1,792,400)	$ (2,453,000)	$ (3,071,000)	$ (15.82)	$ (1.70)	$ (0.68)
Total Operating Income	$ (2,947,256)	$ (6,352,809)	$ (355,554)	$ (26.01)	$ (4.42)	$ (0.08)
Other Expense/(Income)	$ -	$ -	$ -			
Taxes						
Net Income	$ (2,947,256)	$ (6,352,809)	$ (355,554)	$ (26.01)	$ (4.42)	$ (0.08)
EBITDA	$ (2,947,256)	$ (6,352,809)	$ (355,554)	$ (26.01)	$ (4.42)	$ (0.08)
EBITDA Margin %	-155.1%	-27.5%	-0.5%			

MAGA FINANCIALS

Additional Strategic Considerations for Success:

Premium Packaging & Branding

- Create eye-catching, patriotic-themed can designs to resonate with consumers.
- Develop a collector's edition and seasonal limited runs to drive exclusivity.

Nationwide Sampling & Tasting Events

- Organize high-profile launch events, sports partnerships, and national beer tastings.
- Collaborate with influential figures and MAGA-aligned public figures for brand endorsement.

Retail Expansion & DTC Growth Strategy

- Establish early retail dominance in Walmart, Costco, Target, and ABC Fine Wine & Spirits.
- Develop a subscription and loyalty program to drive direct-to-consumer repeat sales.

Sustainability & Compliance

- Align with eco-friendly production and packaging solutions to enhance long-term brand equity.
- Ensure full compliance with FDA, TTB, and state-specific alcohol regulations.

EXIT STRATEGY: THE SOLE TARGET – A LUCRATIVE BRAND SALE

The primary goal of MAGA Beer is a high-value brand exit sale to a major beer conglomerate or private equity firm. Every strategic decision, investment, and growth initiative is engineered to maximize brand valuation and make MAGA Beer an irresistible acquisition target.

Industry Comparables – Revenue-Based Exits

While most craft beer transactions occur below this range, select high-growth, culturally resonant brands have achieved strong multiples:

- Kirin acquisition of Schincariol (2011): ~15.7× revenue
- Jinro acquisition of Hite Brewery (2011): ~8.1× revenue
- Camden Town / Meantime breweries (UK exits): nearly 6× revenue, signaling premium for fast-growing, brand-focused operations

While these are exceptional, they demonstrate the potential of category-leading, well-positioned beer brands to command 8x+ multiples, especially amidst M&A interest from large brewers looking to refresh portfolios.

Rationale for 8x–12x Multiple

- High growth velocity: Projected CAGR supports premium valuation
- Brand differentiation: National coverage and cultural fit drive equity value
- Strategic buyer appeal: Large brewers increasingly aim to acquire authentic, high-performing brand assets

Exit Potential: 8x–12x Revenue

Based on our projected $66.9M revenue by 2028, an exit at 8x–12x revenue yields:

- **Low end (8x): $535M valuation**
- **High end (12x): $803M valuation**


MAGA
BEER
BREWED IN THE USA






MAGA
BEER

Premium
MAGA®
★ BEER ★


Premium
MAGA
A CRAFT LAGER BREWED
USING THE FINEST HOPS, BARLEY AND WATER
USA


ONE SIP AT A TIME
Premium
MAGA
★ BEER ★
Premium
BREWED IN THE USA
American Beer



NEXT STEPS FOR INVESTORS

MAGA Beer is not just a beverage brand, it is a cultural phenomenon with massive market potential. Our funding strategy is designed for rapid growth, leveraging patriotic branding, strategic distribution, and high-visibility marketing to create a billion-dollar exit opportunity.

We are seeking strategic investment partners to help bring MAGA Beer to market at scale. Your investment will fuel:

- Production & Distribution Expansion
- National Marketing & Branding
- Retail & E-Commerce Growth
- Celebrity & Influencer Endorsements
- Grassroots & Event Marketing

This is your opportunity to invest in a high-growth, culturally relevant brand poised to disrupt the beer industry.

Interested investors should select the appropriate investment pathway through the MAGA Beer investor page:

Reg D / 506(c) — Accredited investors

https://www.investmagabeer-regd506c.us/

Reg CF / Crowdfunding — Public crowdfunding investors

https://www.investmagabeer-cf.us/


USA
ONE SIP AT A TIME
A CRAFT LAGER BREWED
USING THE FINEST HOPS, BARLEY AND WATER
Premium
MAGA
BEER
TASTE THE FREEDOM
Premium
BREWED IN THE USA
American Beer
355ML
4.7% ALC./VOL.
12 FL. OZ.


Premium
MAGA®
★ BEER ★
THE FUTURE
INVEST
A CRAFT LAGER BREWED USING THE FINEST HOPS, BARLEY AND WATER
Premium
MAGA
BEER
TASTE THE FREEDOM
Premium
BREWED IN THE USA
American Beer
355ML
4.7% ALC./VOL.
12 FL. OZ.
MAGA
BEER
TASTE THE FREEDOM
250
BREWED IN THE USA
0% ALCOHOL
Premium
BREWED IN THE USA
American Beer


THIS BEER IS CRAFTED FOR THE MOMENTS THAT MATTER MOST
MAGA
A CRAFT LAGER BREWED USING THE FINEST HOPS, BARLEY AND WATER
Premium
MAGA BEER
TASTE THE FREEDOM
Premium
BREWED IN THE USA
American Beer
250
TASTE THE FREEDOM.
YOU RE NOT JUST TASTING GREAT BEER YOU RE TASTING
AMERICANA, TRADITION, AND A LITTLE BIT OF YESTERDAY.


AMERICAN
MAGA BEER
TASTE THE FREEDOM
BREWED IN THE USA
THIS BEER IS CRAFTED FOR THE MOMENTS THAT MATTER MOST:
WITH EVERY SIP, YOU'RE NOT JUST TASTING GREAT BEER — YOU'RE TASTING
AMERICANA, TRADITION, AND A LITTLE BIT OF YESTERDAY.
MAGA BEER

Premium

MAGA BEER®

INVEST NOW

Reg D / 506(c) https://www.investmagabeer-regd506c.us/

Reg CF / Crowdfunding
https://www.investmagabeer-cf.us/

This presentation/marketing piece contains descriptions of past experiences and activities, of the Company and its Management. Not all of these will recur, and past performance is not indicative of future results. Not all past experiences and activities may be described, so the recipient should not rely on or believe that the entire history has been presented. This presentation is not to be read separately from the information available on the Company's landing page. Work has been done to align statements and information in this presentation to those presented in the Form C and its exhibits, so any information or comments made in this presentation that are different from those in the Form C and its exhibits should be ignored.

This presentation/marketing piece contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of [ ] (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this marketing piece speak only as of the date of the Company's presentation of such and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Exhibit D

Subscription Agreement with Co-Issuer and Investor

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING

THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: The Best Is Yet To Come Brewing Regulation CF SPV-1, LLC
c/o The Best Is Yet To Come Brewing, Inc.
58 N. Chicago St., 2nd Floor
Chicago, IL 60432

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned (“Subscriber”) hereby subscribes for and agrees to purchase CF Units (the “Securities”), of The Best Is Yet To Come Brewing Regulation CF SPV-1, LLC, a Delaware limited liability company (the “Company”), upon the terms and conditions set forth herein. The Company is serving as a “crowdfunding vehicle” as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for securities to be acquired from The Best Is Yet To Come Brewing, Inc. a Delaware corporation (the “Crowdfunding Issuer”). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to securities issued by the Crowdfunding Issuer on a one-to-one basis, here, the shares of Non-Voting Common Stock being offered at a price of $4.50 per share (the "Underlying Securities"). The rights of the Securities are as set forth in the Operating Agreement of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document. The rights of the Underlying Security are as set forth in the Certificate of Incorporation of the Crowdfunding Issuer.

(b) Subscriber understands that investors who invest less than $1,000 will be assessed an investor fee equal to 3.0% of the value of the Securities (the “Investor Fee”). This Investor fee shall count against the investor limit set out in Section 5(e) below.

(c) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company’s acceptance of this subscription that Subscriber becomes a party to the Operating Agreement.

(d) Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber’s investment is not made with the Crowdfunding Issuer.

(e) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber’s right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right.

(f) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer.

(g) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(h) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations with respect to such rejected amounts hereunder shall terminate.

(i) The aggregate number of Securities sold shall not exceed a value of $4,999,996.98 (the "Oversubscription Offering"), including the Investor Fee. The Company may accept subscriptions until February 10, 2027 (the "Termination Date"). Providing that subscriptions for $25,001.19 worth of Securities are received (the "Minimum Offering"), including the Investor Fee, the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(j) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will become party to the Operating Agreement of the Company as a Member holding the CF Units of the Company

3. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or

other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by Dealmaker Transfer Agent LLC, (the "Transfer Agent"), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4. Representations and Warranties of the Company and Crowdfunding Issuer.

The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the Underlying Securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, and such Underlying Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

(d) Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated

hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Crowdfunding Issuer's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the respective dates they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. The accounting firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) Proceeds. The Crowdfunding Issuer shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that:

(i) Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii) Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(iii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. Drag-along.

(a) A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Crowdfunding Issuer shares representing more than 50% of the outstanding voting power of the Crowdfunding Issuer (a "Stock Sale") or (b) a transaction that qualifies as a Deemed Liquidation Event, as determined by the Crowdfunding Issuer's board of directors. A "Deemed Liquidation Event" shall be deemed to be occasioned by, or to include, (i) the acquisition of the Crowdfunding Issuer by another entity by means of any transaction or series of related transactions to which the Crowdfunding Issuer is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Crowdfunding Issuer outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Crowdfunding Issuer held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Crowdfunding Issuer or such other surviving or resulting entity (or if the Crowdfunding Issuer or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, exclusive license, transfer, lease or other disposition of all or substantially all of the assets of the Crowdfunding Issuer and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, exclusive license, transfer, lease other disposition is to a wholly-owned subsidiary of the Crowdfunding Issuer; or (iii) any liquidation, dissolution or winding up of the Crowdfunding Issuer, whether voluntary or involuntary.

(b) In the event that the Crowdfunding Issuer's board of directors and the requisite vote of the outstanding classes of stock entitled to vote on such matter approve a Sale of the Company, the Subscriber hereby agrees with respect to the Securities and the voting rights of the Subscriber, if any:

(i) in the event such transaction is to be brought to a vote at a stockholder meeting and to the extent any vote is solicited from Subscriber, after receiving proper notice of any meeting of stockholders of the Company, to vote on the approval of a Sale of the Company, to be present, in person or by proxy, as a holder of shares of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

(ii) to vote (to the extent any vote is solicited from Subscriber) (in person, by proxy or by action by written consent, as applicable) the Securities in favor of such Sale of the Company and in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(iii) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(iv) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Requisite Parties;

(v) if the Sale of the Company is structured as a stock sale, to sell the same proportion of the Securities as is being sold by the Requisite Parties, and on the same terms and conditions as the Requisite Parties;

(vi) not to deposit, and to cause the Subscriber's affiliates not to deposit the Securities owned by the Subscriber affiliate in a voting trust or subject the Securities to any arrangement or agreement with respect to the voting of the Securities, unless specifically requested to do so by the acquirer in connection with the Sale of the Company; and

(vii) if the consideration to be paid in exchange for the Securities pursuant to this Section 6 includes any securities and due receipt thereof by the Subscriber would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (ii) the provision to the Subscriber of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Crowdfunding Issuer and Company may cause to be paid to the Subscriber in lieu thereof, against surrender of the Securities which would have otherwise been sold by the Subscriber, an amount in

cash equal to the fair value (as determined in good faith by the Company) of the securities which the Subscriber would otherwise receive as of the date of the issuance of such securities in exchange for the Securities.

7. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Crowdfunding Issuer within the meaning of Section 15 of the Securities Act, along with the Company and its similarly situated control persons, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER, THE COMPANY, AND THE CROWDFUNDING ISSUER CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF ILLINOIS AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS, THE COMPANY, AND THE CROWDFUNDING ISSUER ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS, THE COMPANY, AND THE CROWDFUNDING ISSUER FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY

UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

The Best Is Yet To Come Brewing Regulation CF SPV-1, LLC
c/o The Best Is Yet To Come Brewing, Inc.
58 N. Chicago St., 2nd Floor
Chicago, IL 60432

[_]@magabeer.us

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. Electronic Delivery. The Subscriber hereby consents and agrees that, to the fullest extent permitted by applicable law, including those required under federal securities laws, the Company and Crowdfunding Issuer may deliver all documents, notices, and other materials, including but not limited to those required to be delivered under federal securities laws, by electronic mail to the email address provided by the Subscriber. This consent shall remain in effect unless and until revoked in writing by the Subscriber and delivered to the Company in accordance with the notice provisions of this Subscription Agreement. The Subscriber acknowledges that it is their responsibility to ensure that the Company has a current and valid email address on file and that

they have access to the necessary hardware and software to receive, view, and retain such electronic communications.

11. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The terms and provisions of this Subscription Agreement, specifically Sections 5(f), 6, 7, and 8 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, “Transferees”); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the

proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

12. Subscription Procedure. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the platform of the Intermediary("Online Acceptance"), confirms such Subscriber's information and his or her investment through the platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Subscriber, (b) the Company's acceptance of Subscriber's subscription through the platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 12 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

[*SIGNATURE PAGE FOLLOWS*]

THE BEST IS YET TO COME BREWING REGULATION CF SPV-1, LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase CF Units of The Best Is Yet To Come Brewing Regulation CF SPV-1, LLC, representing interests in the Non-Voting Common Stock of MAGA Beer, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Non-Voting Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Company hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

The Best Is Yet To Come Brewing Regulation CF SPV-1, LLC

By:

CEO of the Manager, The Best Is Yet To Come Brewing, Inc.

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

(i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a “knowledgeable employee,” as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

> (i) With assets under management in excess of $5,000,000,
>
> (ii) That is not formed for the specific purpose of acquiring the securities offered, and
>
> (iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **MAGA Beer** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

DEALMAKER

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR:

(Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in MAGA Beer's offering.

I certify that:

1. I, , am the trustee of the (“Trust”) (the “**Trustee**”)

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in MAGA Beer’s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust (“**Trust Investment**”).

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

Exhibit E

Video Transcript

MAGA Beer Video Transcript

I built this brand with a nod to the classic American spirit. Hey, everyone. I'm Johnny Fratto, founder of MAGA beer. Something that feels like sitting on a porch sharing a beer after a hard day's work, just like our grandparents did. MAGA beer is a tip of the hat to the great American tradition, community, and independence and pride in what we make.

Now, with our crowdfunding initiative, you get to own a piece of this American story. It's your chance to invest in something that feels like it's been part of America all along. Let's build this together. Visit our campaign. Be part of history and let's make MAGA beer. America's beer.